As filed with the Securities and Exchange Commission on December 8 , 2010
Registration No. 333 -169751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CIRCLE BANCORP
(Exact name of registrant as specified in its charter)
California	6022	68-0242281
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number.)
1400A Grant Avenue
Novato, California 94945
(415) 898-5400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kit M. Cole
Chairman and Chief Executive Officer
1400A Grant Avenue
Novato, California 94945
(415) 898-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
S. Alan Rosen, Esq.
HORGAN, ROSEN, BECKHAM & COREN, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302
(818) 591-2121 ; (818) 591-3838 -Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, no par value (1)	2,860 ,000 shares	$10. 50	$30, 030 ,000	$3, 486 .00
Fees previously paid				$(3,483.00)
Total Due				$3.00

(1)	Includes a maximum of 2,860,000 shares of common stock to be offered by the registrant in this offering .

(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.   SUBJECT TO COMPLETION, DATED ___________, 2010

PRELIMINARY PROSPECTUS

Circle Bancorp
Minimum 1,905,000 - Maximum 2,860,000 Shares of Common Stock by the Company
$10.50 Per Share

This is an initial public offering of our shares of common stock. We are offering up to 2,860,000 shares in this offering.  All of the shares offered by us will be sold by our directors and officers without the assistance of an underwriter. Such persons will not be paid any commissions or compensations for their selling efforts, other than as described herein.

This offering is being made on a best efforts, minimum-maximum basis, with a minimum gross offering amount of $20, 002,500 and a maximum gross offering amount of $30, 030,000.   There can be no assurance that any or all of the shares being offered by us will be sold; provided, however, we will not close this offering if less than the minimum is sold.

Prior to this offering there has been no public market for our common stock as our principal shareholder owns 98.86% of our outstanding shares of common stock. We intend to apply to list the common stock on the Nasdaq Capital Markets as soon as practicable following the close of this offering. Our proposed Nasdaq listing, however, is not guaranteed and there is no assurance that our securities will ever trade on any exchange.  After this offering we anticipate that our principal shareholder will own between approximately 37.21% and 28.35% of our outstanding shares of common stock, depending on whether we sell the maximum or the minimum, respectively.

Investing in our common stock involves risks. See “Risk Factors” beginning on page  [__] to read about the factors you should consider before buying our common stock.

The offering will terminate upon the earlier of: (i) at our discretion, at any time after the minimum offering is sold; or (ii) March 15, 2011, unless extended in the sole discretion of our Board to a date not later than May 31, 2011. If we complete this offering, then on the closing date we will issue the shares to investors in the offering.

There is a minimum purchase requirement of 500 shares . Until a minimum of 1,905,000 shares are subscribed and paid for, all proceeds received from this offering will be placed in an escrow account with Pacific Coast Bankers’ Bank, our escrow agent, and will not be released to us unless at least 1,905,000 shares are sold on or before the date when this offering expires. If this threshold is not reached by March 15, 2011, or, if the offering termination date is extended in the discretion of our Board, May 31, 2011 , all funds placed in the escrow account will be promptly returned, without interest or deduction. Purchasers of the shares will have no right to the return of their funds during the term of the escrow. If a minimum of 1,905,000 shares are purchased in this offering, there will be no continuing arrangements to place the funds in an escrow, trust or similar account, and all cleared funds will be available to us immediately.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is __________, 2010.

CIRCLE BANK BRANCHES

CIRCLE BANCORP MISSION STATEMENT

The mission of Circle Bancorp and Circle Bank is to champion the entrepreneurial goals and personal aspirations of our clients by delivering uncommonly friendly, responsive and respectful service and tailored financial solutions that enable customers to reach their full economic potential, while providing a sustainable return to our shareholders, continuing opportunities for our employees and enriching the communities which we serve.

Above all else, we have an unwavering commitment to our client.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as that term is used in the applicable securities laws. All statements regarding our expected financial position, business and strategies are forward-looking statements. In addition, throughout this prospectus, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us, the Bank or our management are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable and have based these expectations on our beliefs, as well as assumptions we have made, those expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation, things such as failure of a significant number of borrowers to repay their loans, success of our community banking strategy, general economic conditions, economic conditions in our service area, the monetary policies of the Federal Reserve Board, changes in interest rates, and restrictions imposed on us by regulations or regulators of the banking industry.

For information about factors that could cause our actual results to differ from our expectations, we urge you to carefully read the section entitled “Risk Factors” herein. We urge you to carefully consider these factors in evaluating the forward-looking statements contained in this prospectus. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We have not, do not intend, and do not assume any obligation, to update these forward-looking statements.

Actual results may differ materially and adversely from the expectations of the Company that are expressed or implied by any forward-looking statement. The discussions in “Risk Factors” list some of the factors that could cause the Company’s actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause the Company’s actual results to vary materially from those expressed or implied by any forward-looking statement include but not limited to:

●	the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates;
●	changes in competitive conditions;
●	the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;
●	changes in customer borrowing, repayment, investment and deposit practices;
●	changes in fiscal, monetary and tax policies;
●	changes in financial and capital markets;
●	continued deterioration in general economic conditions, nationally, globally or locally, resulting in, among other things, credit quality deterioration;
●	capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Company of outstanding debt or equity securities;
●	factors driving impairment charges on investments;
●	the impact, extent and timing of technological changes;
●	litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;
●	actions of the Federal Reserve Board;
●	changes in accounting principles and interpretations;
●
actions of the Department of the Treasury and the Federal Deposit Insurance Corporation under the Emergency Economic Stabilization Act of 2008 and the Federal Deposit Insurance Act and other legislative and regulatory actions and reforms;

●	the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends, and
●
the extensive regulation and supervision to which we are subject, such as the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, and the extensive rule making required to be undertaken pursuant thereto by various regulatory agencies, may adversely affect our business, financial condition and results of operations.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the business, results of operations, growth strategy and liquidity of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it, and we take no responsibility for any other information that others may give you. We are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Circle Bancorp,” the “Company,” “we,” “us,” “our” or similar references means Circle Bancorp and its sole subsidiary, Circle Bank, on a consolidated basis. References to “Circle Bank” or the “Bank” means our wholly-owned banking subsidiary.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source within the Company.

PROSPECTUS SUMMARY

The following Prospectus Summary summarizes material information about us and this offering. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” along with the consolidated financial statements and the notes relating to those statements, included elsewhere in this prospectus before deciding to invest in our common stock.

Our Company

Circle Bancorp is a holding company incorporated under the laws of the State of California. Circle Bank, a wholly-owned subsidiary of the Company, is an industrial bank headquartered in Novato, California. We conduct substantially all of our business through Circle Bank. The Federal Deposit Insurance Corporation (“FDIC”) insures the Bank’s deposits up to the maximum legal limit. The Bank provides a broad range of financial products and services throughout the San Francisco Bay Area from five (5) full service branch offices located in San Rafael, Novato, Petaluma, Santa Rosa, and San Francisco, California and a sixth branch currently under construction in Corte Madera, California. At September 30, 2010, on a consolidated basis, our total assets were $ 317 million, loans were $ 244 million and deposits were $ 235 million (based on unaudited financial information).

The Company was incorporated in 1989 as “New West Bancshares, Inc.,” the holding company of the Bank, then operating under the name “New West Thrift and Loan” as an industrial loan corporation. The Bank changed its name to “Novato Community Bank” in 1998 and became an industrial bank in 2000. The Bank changed its name to “Circle Bank” in 2003. The Company changed its name to “Circle Bancorp” in 2008.

On February 19, 2009, the Bank received approval from the California Department of Financial Institutions (“DFI”) to convert from a California state chartered industrial bank to a California state chartered commercial bank. On March 10, 2010, the Company applied for approval from the Federal Reserve Board of Governors to convert to a registered bank holding company. It is anticipated that the Bank will consummate its conversion to a commercial bank immediately after Circle Bancorp receives regulatory approval to become a registered bank holding company under the Bank Holding Company Act of 1956, as amended. See “Supervision and Regulation” and “Description of Capital Stock – California and Federal Banking Law” herein.

Our principal office is located at 1400 Grant Avenue, Novato, California 94945 and our telephone number is (415) 898-5400.

Our Values & Beliefs

●	We believe in providing our customers with innovative products and services to promote our mutual financial success, economic growth and job creation in the communities which we serve.

●	We value the quality and variety of financial services that we offer to our customers.

●	We believe in promoting relationships that are based on honesty and trust.

●	We value and promote open and truthful communications.

●	We believe in teamwork.

●	We value a highly-skilled, professional and diverse workforce.

●	We believe in our ability to deliver quality services with integrity and professionalism.

●	We value and actively support the communities we serve.

●	We believe in operating within all banking regulations and in a safe and sound manner.

●	We value our shareholders and are dedicated to providing them with superior returns.

Our Business and Strategy

We serve consumers and businesses in Marin, Sonoma and San Francisco Counties.

Circle Bank, the wholly-owned subsidiary of Circle Bancorp, is a regional community bank which serves consumers and businesses in Marin, Sonoma and San Francisco Counties. Circle Bank provides a high-touch client experience, that is friendly, responsive and respectful to attract clients and their families. The Bank provides a full complement of loan and deposit products to its clients.

We seek out the unmet needs of our communities and create products and programs to meet those needs.

Circle Bank distinguishes itself by seeking out unmet needs of its communities and creating products and programs to meet those needs, thereby attracting credit worthy borrowers that we might otherwise not have been able to reach. A prime example of such an offering is the Fractional (individual) Tenants-in-Common (“FTIC”) loan, now a very popular loan to finance entry-level residential real estate in San Francisco CA. Circle Bank was pivotal in the creation and standardization of the FTIC loan in late 2005. Circle Bank obtained the title insurer whose title endorsement caused the FTIC loan to be offered by Circle Bank and other financial institutions. Circle Bank was one of the leaders in developing the FTIC market. In 2006, in order to rebalance its loan portfolio and mitigate the risks of concentrations in commercial and multifamily real estate, Circle Bank severely cut back its lending in commercial, mixed use and multifamily real estate, in favor of building its FTIC loan portfolio. The FTIC product enabled Circle Bank to reach a new consumer market and to diversify the risk in its loan portfolio. Management believes that this decision contributed to reducing the impact of the recent recession and subsequent banking crisis on the Company.

We are benefitting from opportunities that have been created by the current economic environment.

Although there can be no assurances that our growth and expansion plans will be successful, we have already positioned ourselves for growth and expansion in this chaotic banking environment by recruiting experienced and well-seasoned senior management (see “Management”), who are seeking a growth-oriented financial institution in a contracting banking world. Circle Bank also has gained what we believe to be desirable branch locations – convenient for existing and prospective clients of the Bank, located in business centers and/or on corners in downtown corridors - for its organic branch roll-out that heretofore would have been offered to larger, regional or national banks. Today, there are unmet needs in all areas of lending because banks are unwilling or unable to lend , as reported by local news media and/or statements from local bank CEOs as well as stipulated in many of the regulatory consent orders issued by federal bank regulators.   While other banks are building their loan resolution staffing, Circle Bank has been building its capacity to scale in loans and deposits to meet client demand. The muddled state of the financial services industry in general, the FDIC assisted sales of local community bank competitors and the deteriorating condition of several other local and regional competitors present additional opportunities for the Company to gain market share. Weakened financial institutions are curtailing lending or selling loans as a means of preserving capital and protecting liquidity. Many of their credit-worthy clients have experienced the frustration of having lines of credit frozen or called and have had service interruptions due to staff reductions and changes at the troubled institutions. Community bank business and deposit customers are seeing their banks being absorbed by large regional and national firms and their own personal bankers flee. The relationship gone, there is little reason for these customers to stay put. This represents a core deposit opportunity for Circle Bank, which is expanding into their neighborhoods. Additionally the poor financial performance of many remaining community banks leave them little option for survival, making a merger or sale prior to a possible FDIC resolution a reasonable alternative.

There are numerous uncertainties and risks that may make it difficult for us to execute our growth and expansion plans and we cannot assure you that we will be successful in executing any part of our strategy.   In addition to other uncertainties and risks associated with our growth and expansion plans, we may encounter competition from other financial institutions and other entities having similar business strategies and investment objective that may have more relevant experience, greater financial resources and more personnel than we do.  In addition, expanding the Bank through targeted acquisitions will be subject to regulatory approval, and there can be no assurance that we will be successful in obtaining such approval.   Further, we may become subject to regulatory actions any of which could restrict our ability to acquire banks or other assets. Although we believe there are numerous potential targets for FDIC-assisted and unassisted acquisitions, we have not selected any other particular targets to acquire at this time, and there can be no assurance that we will be successful in identifying appropriate targets.  Moreover, we do not know the terms of any such future acquisitions or whether we will be able to make acquisitions on terms that are acceptable to us.

Management is moving forward on its business and development plan that is expanding its reach and positioning the Company to gain share in the communities that it serves.

Since the Company’s loan problems have been manageable thus far, management has been free to map out a plan to continue to build a branch footprint along U.S. Highway 101 corridor north and south (see Branch Map page 3) and around the San Francisco Bay area, including the East Bay.  Although no assurances can be given that our branching plans will be fully implemented, it is our goal to have at least 20 branches strategically located to reach our target market within the nine San Francisco Bay Area counties over the next 24 to 36 months. Management is working to accomplish this expansion through de novo activities, branch purchases, and bank acquisitions which are not assisted by the FDIC, focusing on small de novo banks that were unable to gain critical mass before the economic downturn. Currently, Circle Bank has branches in Santa Rosa, Petaluma, Novato, San Rafael, Corte Madera (opening in Jan. 2011) and in Noe Valley in San Francisco, adjacent to the new Whole Foods Market in that neighborhood.   As discussed above, expanding the Bank’s branching network through de novo activities, branch purchases and branch acquisitions involves various risks and uncertainties, including competition from other financial institutions, the failure to obtain regulatory approvals, if required, the lack of acquisitions targets, and/or the unacceptability of the terms of such acquisitions to us.

We are committed to a gender balanced and diverse Board of Directors, management team, and workforce.

Our Board of Directors and management team is gender balanced and we are a “women-owned” financial institution, as specified in the Community Reinvestment Act. This gives us a competitive advantage by enabling us to recruit management and attract customers from a more diverse base than our non gender-balanced peers. There are also certain elements of the Community Reinvestment Act that are beneficial to women-owned financial institutions, as we are able to participate in the U.S. Department of Energy’s Bank Deposit Financial Assistance Program.

We have taken steps to enhance current operations in preparation for expansion.

In the past twenty-four months Management has taken the following steps to strength the Company’s current operations:

●	The Bank is requiring core deposits, where allowable, on all new extensions of credit.

●
Management has strengthened branch sales leadership. As a result, the Bank’s noninterest-bearing deposits increased 95.3 % from $ 16.1 million to $ 31.5 million, and from 8. 8 % of deposits to 13.4 % of deposits, from September 30, 2009 to September 30, 2010.

●
Cash management products such as remote deposit capture and online cash management have been launched and offered to existing and new business clients to streamline their operations, improve their profitability and give them greater convenience.

●	Two de novo branches have been opened or are under construction to extend the Company’s reach into central Marin County and the Noe Valley neighborhood in San Francisco.

●	An SBA department has been developed and Circle Bank has achieved Preferred Lender status.

●
Management has filed an application with the appropriate regulatory agencies to convert the Bank’s charter from a state chartered industrial bank to a state charted commercial bank, which we believe will make the Bank more competitive and better able to serve its customer base.

We have focused on offering SBA programs to meet the borrowing needs of local businesses to help them reposition their balance sheets and mitigate loan risk to the Company through the SBA guarantees.

Circle Bank has Preferred Lender status, which enables it to approve SBA loans for its clients before submitting the loans to the SBA. The leader of the SBA division is a veteran of the financial services industry with more than 20 years experience in management and lending positions with banks and financial services firms in the San Francisco Bay Area specializing in small business lending. Circle Bank employs SBA programs to meet the needs of entrepreneurs that are seeking assistance through the current difficult economy allowing them to term out their existing lines of credit and restructure their balance sheets, and capital for growth. It is the intention of Circle Bank to retain the SBA loans in its loan portfolio.

We have continued to be a cash flow lender in offering extensions of credit to our customers.

Circle Bank continues to be a cash flow lender that incorporates into its lending decision the customer’s global financial ability (borrower liquidity from all sources, including wages, rental income, interest and dividends) and the intention of our customers to repay their loans. Whatever the use of funds, Circle Bank seeks to have its loans secured by real estate or certificates of deposits and personally guaranteed by all borrowers. Circle Bank has been successful lending on small local commercial, mixed use and multifamily properties and managing its risk in those areas. The Board of Directors and management have experience in real estate development, construction, financing, sales and leasing, much of it in the San Francisco Bay Area. Both the Board of Directors and management have demonstrated the entrepreneurial will and skill to develop programs that may not otherwise be offered by other banks, for borrowers that have good global cash flow (liquidity from all sources, including wages, rental income, interest and dividends).

We have grown and remained profitable throughout the economic recession.

Unlike many of our competitors and throughout the recent banking meltdown, we have grown over 50% from $204.7 million in assets at December 31, 2006 to $ 316.7 million in assets as of September 30, 2010, while maintaining stronger asset quality and lower delinquencies than the majority of our local peer group. We reported net income of $ 1.033 million for the nine months ended September 30, 2010 (unaudited). This compares to income of $ 1.010 million for the nine months ended September 30, 2009, an increase of 2.3%. Net income for the year ended December 31, 2009 was $1,602,000, as compared to net income of $1,744,000 for the year ended December 31, 2008. We have been consistently profitable throughout the past 13 years.

Management’s plans for additional growth, coupled with its desire to continue to take advantage of strategic opportunities created by the current economic and banking environment, prompted our Board of Directors to authorize this offering. Assuming the full amount of the offering is sold, we plan to invest approximately $ 15,698,000 if we sell the minimum amount or approximately $24,725,000 if we sell the maximum amount, of the net proceeds from this offering in the Bank in order to implement our plans and to provide capital reserves to support the Bank.

Our Management Team

Our experienced management team consists of the following individuals:

Kit M. Cole, age 69, serves as the Chairman and Chief Executive Officer of the Company and as Chairman Emeritus and director of the Bank. Ms. Cole has over 30 years of experience in both the banking and financial services industries. In 1996 Ms. Cole led a group of private investors to recapitalize Circle Bancorp, effecting a change of control at that time. Ms. Cole has served as a director and Chairman Emeritus of Circle Bancorp and Circle Bank since 1999. She served as Chairman/CEO of Circle Bancorp from November 2008 until October 9, 2009 and again from November 5, 2009 until the present. Ms. Cole was the founder and Chairman/CEO of Epic Bancorp (subsequently re-named Tamalpais Bancorp) and Tamalpais Bank from its inception through 2005, when she became Executive Chairman of Epic Bancorp. Ms. Cole retired from Epic Bancorp in November 2007. Ms. Cole was the principal organizer and first Chairman of New Horizons Savings in 1981, which was sold to Luther Burbank in 1996. In 1997 Ms. Cole was inducted into the Marin County Women’s Hall of Fame. Ms. Cole has a Masters in Business Administration from University of California, Berkeley.

Kimberly Kaselionis, age 49, serves as the Chairman and Chief Executive Officer of the Company from 1996 until November 2008 and then again from October 9, 2009 until November 5, 2009. She has served as Chairman/CEO of Circle Bank since 1996 and as a director of the Company since November 2008. Ms. Kaselionis has been a member of the Board of Directors of Circle Bancorp and Circle Bank since 1991. In late 2009, Ms. Kaselionis was named one of only three California community bank CEOs to sit on America’s Community Bankers Council. She was also named a Northern California finalist in the Entrepreneur of the Year Award sponsored by Ernst & Young during that year. Ms. Kaselionis was chosen as one of the North Bay Business Journals’ Women in Business Leader, Innovators and Visionaries in 2007. She has served on many community non-profit boards including the Sutter-Marin Hospital Board. Ms. Kaselionis was the 2009 President of the Novato Chamber of Commerce. Ms. Kaselionis has a Bachelor of Science degree in accounting from California State

University, East Bay and a Masters in Business Administration from University of Phoenix.

Patrick McCarty, age 61, is the Chief Credit Officer of Circle Bank. During his tenure at the Bank, Mr. McCarty has served as Chief Lending Officer and Senior Vice President of Circle Bank since 2003. He oversees all aspects of the Bank’s credit functions, including loan servicing, underwriting, policies and personnel. Mr. McCarty has 35 years of bank experience managing loan portfolios in all types of credit markets at five different financial institutions ranging from multi-bank holding companies to small community banks. He was appointed to the board of the Affordable Housing Consortium of Sonoma County in 2005. From 1992 to 2002, Mr. McCarty served as the President and Chief Credit Officer of Premier Funding Group, a private banking company in Arlington, Texas that was formed to acquire and work out assets from the Resolution Trust Corporation and FDIC. In that role, Mr. McCarty’s duties included managing all aspects of the company’s financial and credit functions. From 1988 to 1992, Mr. McCarty was the Chief Financial Officer of First Savings Bank in Arlington, Texas. He is a graduate of Texas A & M University with a Bachelor of Arts degree in finance.

Michael Moulton, age 49, joined Circle Bank as the Chief Financial Officer and Senior Vice President in September 2009. Mr. Moulton has 23 years of industry experience in accounting, investment management, financial planning and analysis, SEC reporting, investor relations, and secondary market activities. Prior to joining Circle Bank, Mr. Moulton was the Chief Financial Officer of Tamalpais Bancorp and Tamalpais Bank. He played key roles in public and private placements of debt and equity securities including private placements of trust preferred securities. He joined Tamalpais Bank in 1994 as Vice President, Controller and was named Chief Financial Officer of Tamalpais Bank in 1998, Chief Financial Officer of Tamalpais Bancorp in 2003, and Chief Financial Officer of Tamalpais Wealth Advisors in 2005. Prior to 1994, Mr. Moulton served in various accounting and financial and managerial capacities at San Francisco Federal Savings and Loan and two other financial institutions. Mr. Moulton has a Bachelor of Science from California State University, East Bay.

Chris Lee, age 44, joined the Bank in August 2010 as SVP, Chief Loan Officer. He is a long time San Francisco resident and has been in the commercial banking field for over 15 years. His banking career began with Sumitomo Bank as an account officer trainee, where he completed a year long “credit boot camp” that focused on all aspects of commercial lending, including borrowing needs, operating cycle, cash flow analysis, industry/business risk, and asset base lending. After several years at Sumitomo, Mr. Lee joined United Commercial Bank as a credit manager, overseeing that bank’s commercial real estate underwriting and loan funding. Over his ten and a half years tenure at United Commercial Bank he held various roles, including credit administrator duty and was responsible for approving or recommending real estate, construction, C&I, small business, and SBA credits. During his last four years at United Commercial Bank, Mr. Lee served as the director of the commercial real estate division, consisting of eight regional offices in San Francisco, Los Angeles, New York, Boston, Atlanta, Houston and Seattle.

Alan Gaul, age 45, joined the Bank in July 2010 as SVP of Marketing and is a veteran senior manager with a combination of marketing project management business development and IT experience. Mr. Gaul’s marketing experience includes: marketing communications, strategic marketing development including website and content development, e-mail marketing and hands-on involvement and execution of collateral development. His relevant IT experience is in the areas of Website, CRM, loan origination and automated underwriting systems delivery. Known for being a “brand evangelist,” Mr. Gaul couples his marketing and IT skills to create online platforms as a gateway for doing business on the internet.

Aaron Greenhalgh, age 51, joined Circle bank in June 2010 as the SVP of Operations and is a seasoned senior operations professional with 30+ years of extensive banking operational management experience. He has proven strength and experience in performing acquisition due diligence of potential banks. This includes leading the technical/operational infrastructure teams to convert and shut down legacy bank processes and execute system integration of the existing platforms into the surviving data center of the acquiring bank. Employed at Westamerica Bank from 2005 – 2010, Mr. Greenhalgh managed all third party vendors to support mainframe data processing, item processing, Day 2 Operations, and electronic services. He has had responsibility for an annual budget of $27 million. Mr. Greenhalgh performed due-diligence for future bank acquisitions. He was the primary lead for the conversion team in the $1.8 billion, 37 branch, County Bank systems conversion. Activities included maintaining dual data centers until systems conversion weekend took place, repudiated all vendor/CRE leases, interviewed all affected employees for prospective employment, chaired weekly conversion team meetings with representatives across multiple banking divisions/silos, performed data migration of 7 years data history to surviving archive, created conversion weekend execution scripts, terminated all vendor relationships, and successfully shut-down all aspects of the redundant data center. This system integration/conversion was accomplished within a six month duration within budget. Mr. Greenhalgh is a PMP certified IT project manager and lead all automation projects bank wide.

Erick Kostuchek, age 40, joined Circle Bank in June 2009 as SVP of Branch Sales and Administration. He has been a banker since 1992, with experience in branch sales strategies, operations, and bi-coastal banking. Mr. Kostuchek’s 17 year career history includes progressive senior leadership roles with Bay Area banks such as Bank of America, Citi National Bank, and First National Bank of Northern California. In 2001, Mr. Kostuchek’s career brought him to the New York metropolitan area, where he was the Regional Director for the most affluent market in Wachovia Bank’s service area, Bergen

County, NJ. Mr. Kostuchek also served as the company media representative in the Hispanic markets. In 2004, Mr. Kostuchek joined Sovereign Bank as the Market Manager for the Manhattan market, with particular focus on active de-novo expansion. Mr. Kostuchek’s community involvement includes past treasurer and vice president of the Mission Merchants Association in Daly City, the Children’s Aid Society Advisory Board and the YMCA youth basketball program.

Michael Rice, age 49, joined Circle Bank in 2009 as SVP of Business Lending. He is a veteran of the financial services industry with more than 20 years in senior management and lending positions with banks and financial services firms in the San Francisco Bay Area, specializing in small business lending and lease financing. Mr. Rice has long been active in community organizations, serving on the boards of the San Rafael Chamber of Commerce, the San Rafael Rotary Club, and the Area Government Guaranteed Lenders Association. He is a graduate of the University of California, Santa Barbara.

Eileen Graham, age 59, joined the Company in July 2009 as SVP of Human Resources and is a veteran senior manager with over 25 years of human resource management experience, spanning over many sectors of organizations, large and small, public and private, global and domestic. She has lead human resources for Hasbro Toys, SPG Solar, Vacuum Coating Technologies, Ebara Technologies, and has also consulted for Disney and for the City of Napa. Ms. Graham graduated from the University of Kansas with a double major in education and psychology and attended the University of Florida for post-graduate studies in Psychology and is certified as a Senior Professional HR. She serves on several boards including Employers Advisory Council and the Northern California HR Association.

Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may materially and adversely affect our business, financial condition and operating results. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors” beginning on page [__] and the other information included in this prospectus before deciding whether to invest in our common stock.

The Offering

Common Stock Offered	A minimum of 1,905,000 shares and a maximum of 2,860,000 shares.

Minimum Subscription	500 shares.

Minimum Offering	$20, 002,500 in gross proceeds, or 1,905,000 shares total.

Maximum Offering	$30, 030 ,000 in gross proceeds, or 2,860,000 shares total.

Closing of the Offering
The offering will terminate upon the earlier of: (i) at our discretion, at any time after the minimum offering is sold; or (ii) March 15, 2011, unless extended in the sole discretion of our Board to a date not later than May 31, 2011.

Common Stock to be Outstanding After this Offering	3,054,640 shares if the minimum number of shares are sold or 4,009,640 shares if the maximum number of shares are sold.

Use of Proceeds
Proceeds we receive from the offering of shares by us are to be used to support continued operations of the Company and the Bank, with most of the proceeds being invested in the Bank to provide additional capital to support the Bank’s capital ratios and to support the Bank’s anticipated growth. At the minimum offering amount, we anticipate raising $19.7 million, net of fees and expenses.  Of this amount, $4.0 million would be retained by the Company to augment its capital position and to provide a reserve for operating expenses and dividends.  The remaining $15.7 million would be infused as capital for the Bank to support organic growth and/or acquisitions. At the maximum offering amount, we anticipate raising $29.7 million, with $5.0 million retained by the Company and $24.7 million infused as capital for the Bank. See “Use of Proceeds” herein.

Controlling Shareholder
Shoreline Capital Partners, L.P. (“SCP”), which owns 1,136,541 shares or 98.86% of the issued and outstanding shares of the Company’s common stock as of September 30, 2010 , is our controlling shareholder.   Cole Financial Ventures, Inc. (“CFV”) is the general partner of SCP and Kit M. Cole (our Chairman and Chief Executive Officer) and Kimberly Kaselionis (a member of our Board of Directors and Chairman and Chief Executive Officer of the Bank) own 61.5% and 12.5%, respectively, of CFV. The three other shareholders own the remaining 13,099 shares (or 1.14%) of the issued and outstanding common stock as of September 30, 2010.  After this offering, it is anticipated that SCP will continue as a controlling shareholder, although its ownership percentage will be reduced to between approximately 37.21% and 28.35%, depending on the maximum and minimum offering, respectively.

Dividends
Dividends on the common stock will be payable when, as and if authorized and declared by our Board of Directors out of legally available funds, subject to the prior payment of dividends on our preferred stock. We first issued our preferred stock in December 2009 and have begun paying dividends in the 4th quarter of 2009 on that class of securities. See “Trading History and Dividends” herein.

Investment Risk Factors
Prospective investors should carefully consider the information contained in “Risk Factors” beginning on page [__] and other information included in this prospectus before investing in our common stock.

Proposed Symbol for Trading on the Nasdaq Capital Markets	CIRB

Except as otherwise indicated, all information in this prospectus:

●	assumes an offering price of $10.50 per share;

●	excludes 13,566 shares of common stock reserved for future grants under our Directors’ Non-Qualified Stock Option Plan; and

●	excludes 34,764 shares of common stock reserved for future grants under our Employee Incentive Stock Option and Stock Appreciation Rights Plan.

Additional Information About Us

Circle Bancorp and Circle Bank headquarters are located at 1400 Grant Avenue, Novato, California, 94945. Our telephone number is (415) 898-5400. Any questions regarding this offering should be directed to:

Circle Bancorp
1400 Grant Avenue
Novato, California 94945
Attn:	Kit M. Cole, Chairman and Chief Executive Officer
Tel:	(415) 898-5400
Fax:	(415) 898-3742
Our website is: www.circlebank.com

The information contained on our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary presents our consolidated financial data as of and for the years ended December 31, 2009, 2008, and 2007, and for the nine months ended September 30, 2010 and 2009. The data for the years ended December 31, 2009, 2008, and 2007 are derived from our audited consolidated financial statements, adjusted for the one for six reverse stock split on May 24, 2010. The data for the nine months ended September 30, 2010 and 2009 are unaudited; however, in the opinion of our management, this data includes all adjustments necessary to fairly present those periods in accordance with generally accepted accounting principles. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” starting on page [ __ ], and our audited consolidated financial statements and accompanying notes thereto and our unaudited consolidated financial statements for the nine months ended September 30, 2010 and 2009 starting on page F-1 of this Prospectus . The historical results presented in the following summary do not necessarily indicate expected results for future years and the results for the nine months ended September 30, 2010 do not necessarily indicate the expected results for the entire year.

	As of and for the Nine
	Months Ended				As of and for the Years Ended
	September 30,				December 31,
	2010		2009		2009	2008	2007
Summary of financial condition (at period end)	(Dollars in thousands except per share amounts)

Total assets	$316,714		$255,007		$262,486	$252,991	$227,702
Cash and due from banks	44,774		13,661		6,158	15,322	4,939
Federal funds sold	12,702		1,518		16,403	2,828	243
Securities available for sale	1,034		1,283		1,226	1,460	2,258
Loans, net of allowance for losss	244,061		230,297		229,918	225,681	212,596
Deposits	235,058		182,962		202,924	175,933	153,603
FHLB advances	56,000		51,000		37,500	57,000	55,600
Junior subordinated debt securities	8,764		8,764		8,764	8,764	8,764
Other Liabilities	1,380		1,369		1,232	771	861
Total shareholders’ equity	15,512		10,912		12,066	10,523	8,874
Average shareholders’ equity	14,234		10,620		10,735	9,611	8,363
Average total assets	289,924		256,220		258,409	246,032	214,043
Summary of operating results for the period:
Interest income	$13,242		$13,184		$17,487	$18,353	$16,964
Interest expense	3,208		4,755		5,918	8,726	9,156
Net interest income	10,034		8,429		11,569	9,627	7,808
Provision for loan losses	886		689		904	323	368
Net interest income after provision for loan losses	9,148		7,740		10,665	9,304	7,440
Noninterest income	560		401		622	500	467
Noninterest expense	7,987		6,494		8,720	6,951	6,351
Income before income taxes	1,721		1,647		2,567	2,853	1,556
Income taxes	688		637		965	1,109	539
Net income	$1,033		$1,010		$1,602	$1,744	$1,017
Preferred stock dividend	192		—		3	—	—
Net income available to common shareholders	$841		$1,010		$1,599	$1,744	$1,017
Per share data:
Basic income per common share	$0.73		$0.88		$1.39	$1.52	$0.88
Diluted income per common share	$0.71		$0.86		$1.36	$1.49	$0.87
Book value per common share	$10.54		$9.49		$10.02	$9.18	$7.72
Net charge offs to average loans	0.08	% (1)	0.25	% (1)	0.12%	0.03%	0.05%
Average shares outstanding	1,149,640		1,149,640		1,149,640	1,149,640	1,149,640
Dividends
Common stock cash dividend	$212		$650		$650	$111	$105
Percent of net income	20.52%		64.36%		40.57%	6.36%	10.32%

	As of and for the Nine
	Months Ended				As of and for the Years Ended
Summary of financial condition (at period end):	September 30,				December 31,
	2010		2009		2009	2008	2007
	(Dollars in thousands except per share amounts)
Return on average total assets	0.48	% (1)	0.53	% (1)	0.62%	0.71%	0.48%
Return on average shareholders’ equity	9.70	% (1)	12.72	% (1)	14.92%	18.15%	12.16%
Net interest margin	4.76	% (1)	4.47	% (1)	4.57%	4.02%	3.74%
Net yield on average earning assets	6.29	% (1)	7.00	% (1)	6.90%	7.65%	8.13%
Cost of interest bearing liabilities	1.72	% (1)	2.78	% (1)	2.58%	4.02%	4.79%
Efficiency Ratio	75.39%		73.54%		71.53%	68.64%	76.75%
Average stockholders’ equity to average total assets	4.91%		4.14%		4.15%	3.91%	3.91%

Company capital ratios
Total capital to average total assets	9.17%		8.47%		8.86%	8.65%	9.12%
Pro forma tier I leverage ratio	5.16%		5.54%		5.81%	5.55%	5.19%
Pro forma tier I risk based capital ratio	7.80%		7.95%		8.27%	7.83%	6.79%
Pro forma total risk based capital ratio	12.86%		11.86%		12.33%	11.85%	11.21%
Bank capital ratios
Tier I leverage ratio	7.63%		7.32%		7.55%	7.52%	7.76%
Tier I risk based capital ratio	11.59%		10.56%		10.80%	10.62%	8.98%
Total risk based capital ratio	12.84%		11.82%		12.06%	11.87%	10.10%
Nonperforming assets to total assets	2.46%		0.68%		1.88%	0.37%	0.02%
Nonperforming assets to gross loans	3.15%		0.74%		2.12%	0.41%	0.02%
Allowance for loan losses to total loans	1.54%		1.20%		1.30%	1.05%	1.00%
Allowance for loan losses to nonperforming loans	67.40%		161.55%		61.22%	258.92%	4111.54%

(1) These ratios have been annualized.

RISK FACTORS

Investing in our common stock involves significant risks, including the risks described below. These risks include limitations on the ability to sell or otherwise transfer the common stock, fluctuations in interest rates, operational risks, legal risks and regulatory risks. Many of these risks are inherent in Circle Bancorp’s business and could be substantial. Set forth below are the risks we believe are material to our business and to the common stock we are offering. In addition, there are risks beyond our control. If any of these risks actually occurs, our business, financial condition or results of operations could be negatively affected, and you could lose part or all of your investment. You should carefully consider the following information, together with the other information in this prospectus, before deciding whether purchasing the common stock will be a suitable investment for you.

Business Risks

Changes in financial markets and economy may negatively affect our operations.

Economic indices have shown that since the fourth quarter of 2007 the United States economy has been in a recession. This has been reflected in significant business failures, substantial reductions in real estate values, and a significant downturn in the residential and commercial real estate markets, resulting in high levels of loan defaults and foreclosures and significant job losses. Over 6.6 million jobs were lost in 2008 and 2009 and while the level of job losses has decreased recently, the unemployment rate nationally was 9.6% (1) as of August 2010 and in California was 12.4% as of August 2010.

(1) Source: U.S. Bureau of Labor Statistics.

The Company conducts banking operations principally in Northern California. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in Northern California. Our business results are dependent in large part upon the business activity, population, income levels, deposits and real estate activity in Northern California, and continued adverse economic conditions could have a material effect upon us. In addition, the State of California is currently experiencing significant budgetary and fiscal difficulties, which includes terminating and furloughing State employees.

Financial markets, securities trading markets, and the economy generally, both in the United States and throughout the world, have experienced significant turmoil resulting primarily from the declines in real property values, elevated foreclosures on residential and commercial properties, extended leverage by securities brokerage firms, and energy price fluctuations. This turmoil has resulted in the failures of banks and securities brokerage firms, government brokered mergers of such firms to avoid bankruptcies or failures, and virtually unprecedented intervention by governments, particularly in the United States, with the enactment of the Emergency Economic Stabilization Act of 2008 and the extension of credit to insurance companies and the government take-over of domestic auto manufactures, in an effort to support the economy, provide liquidity to lending institutions, and stabilize the financial sector. As of October 30 , 2010, 139 banks have failed year-to-date nationally, following 140 failures in 2009 (2) , and more failures are expected for the balance of the year and into 2011. These events may reduce: (i) our ability to service existing customers and to attract new customers; (ii) our borrowers’ ability to successfully operate their businesses; and (iii) our customers’ ability to repay their loans with us in accordance with their terms. Such developments would have a material negative effect on our earnings and financial condition. The full extent of the repercussions to our nation’s economy in general and our business projections in particular are not fully known at this time.

We can provide no assurance that economic conditions in the United States in general, in the State of California, or within our operating market will not further deteriorate or that such deterioration will not materially and adversely affect us. A further deterioration in the economic conditions locally, regionally or nationally could result in a further economic downturn in Northern California with the following consequences, any of which could further adversely affect our business:

●	loan delinquencies and defaults may increase;
●	problem assets and foreclosures may increase;
●	demand of our products and services may decline;
●	low cost or non interest bearing deposits may decrease;
●	collateral for loans may decline in value, in turn reducing customer’s borrowing power, and reducing the value of assets and collateral as a source of repayment of existing loans;
●	foreclosed assets may not be able to be sold;
●	volatile securities market conditions could adversely affect valuations of investment portfolio assets; and
●	reputational risks may increase due to public sentiment regarding the banking industry.

We face lending risks and limits on our ability to lend.

The risk of loan defaults or borrowers’ inabilities to make scheduled payments on their loans is inherent in banking. Moreover, we focus primarily on lending to small- and medium-sized businesses. The Bank maintains significant concentrations in real estate loans. Consequently, we may assume greater lending risks than financial institutions that have a smaller concentration of those loans and which tend to make loans to larger businesses. The recent economic downturn and its potential effect on our customers and their businesses may make it more difficult for our borrowers to repay their loans in accordance with their terms. Borrower defaults or the inability of borrowers to make scheduled payments could result in losses which may exceed our allowance for loan losses. These risks, if they occur, may require us to make larger loan loss provisions which, in turn, could materially impair our profitability, capital adequacy and overall financial condition.

Presently, the Bank’s legal lending limit is approximately $6. 9 million. Accordingly, the size of the loans which we can offer to potential clients is less than the size of loans which most of our competitors with larger lending limits can offer. Our legal lending limit affects our ability to seek relationships with the area’s larger and more established businesses. Through our previous experience and relationships with a number of the region’s other financial institutions, we are generally able to accommodate loan amounts greater than our legal lending limit by selling participations in those loans to other banks although we tend to retain a significant portion of the loans we originate. However, we cannot assure you of any success in attracting or retaining clients seeking larger loans or, in light of the economic downturn and its effects on other financial institutions, that we can engage in participation transactions for those loans on terms favorable to us. See “Description of Business - Circle Bank Strategy” herein.

(2) Source: www.fdic.gov/bank/individual/failed/banklist.html

Our reserve for loan losses may not be adequate to cover actual loan losses.

The risk of nonpayment of loans is inherent in all lending activities and nonpayment, if it occurs, may have an adverse effect on our financial condition and/or results of operation. We maintain a reserve for loan losses to absorb estimated probable loan losses inherent in the loan and commitment portfolios as of the balance sheet date. After a provision of $ 886 ,000 for the nine months then ended, as of September 30, 2010 our allowance for loan losses was $3, 814 ,000, or 1. 54 % of loans held for investment. This ratio is lower than our local peer group average and lower than the average of all banks in California. As of September 30, 2010, we had $ 5,659 ,000 in loans on nonaccrual status and $2, 142 ,000 (representing one asset) in other real estate owned. In addition, we had $ 486 ,000 in loans 30 to 90 days past due with interest accruing. In determining the level of the reserve for loan losses, our management makes various assumptions and judgments about the loan portfolio. We rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information known at the time of the analysis. If management’s assumptions are incorrect, the reserve for loan losses may not be sufficient to cover losses, which could have a material adverse effect on our financial condition and/or results of operations. While the allowance was determined to be appropriate at September 30, 2010, based on the information available to us at the time, there can be no assurance that the allowance will be appropriate in the future.

From December 31, 2008 through September 30, 2010, the Bank increased its allowance for loan losses by approximately 59%.  This increase is primarily attributable to substantial increases in non-performing loans and non-performing assets since 2008 which have increased at a more rapid pace in 2010.  As a percentage of total assets, non-performing assets were 0.37%, 1.88% and 2.46%, respectively, as of December 31, 2008, December 31, 2009 and September 30, 2010.   From September 30, 2009 through September 30, 2010 non-performing assets have increased from $1.7 million to $7.8 million. A large portion of this increase of $6.1 million in non-performing assets over the prior period is comprised of a $2.1 foreclosed real estate property in Sonoma County, California which was foreclosed on in 2010.  The remaining $4.0 million increase during this period is evenly divided by type among commercial real estate, multi-family real estate and single family residential real estate loans.  Non-performing loans as of September 30, 2010 were $5.7 million, of which $1.2 million were placed on nonaccrual status within the last ninety days and $3.2 million of which were placed on nonaccrual status within the last five months.

Although non-performing assets have increased since 2008, net charge-offs have been relatively low at $66,000, $271,000 and $100,000 for the years ended December 31, 2008 and 2009, and for the nine-months ended September 30, 2010, respectively.  Despite the relatively low net charge-offs, in light of the increasing trend in loans with payment problems, the Bank has increased its loan loss reserve by 60% over the last 21 months which is attributable to the corresponding increase in non-performing assets.  Of the $1.42 million added to the allowance during this 21 month period, $1.22 million was attributable to increased credit risk while $200,000 was the result of increased loan volume. Although we believe this increase in reserves to be adequate, the actual loss exposure is unpredictable.

An increase in our classified loans take significant time to resolve and may adversely affect our results of operations and our financial performance.

Some of the loans that we make may, with the passage of time, evidence a higher risk of collectability. Such loans may be classified and require us to provide larger loss reserves. Non-performing assets adversely affect our net income in various ways, including reducing the amount of resources available for our activities which, in turn, reduces our liquidity, earnings and ultimately our capitalization and financial performance. We continually evaluate the credit risks associated with loans that evidence a higher risk of collectability.

We believe that we have adequately provided for the related credit risks of such loans. However, as previously noted, until economic and market conditions improve, our loan portfolio is vulnerable to adverse changes in the economy and in the particular industries in which our borrowers operate. We generally do not record interest income on non-performing loans or other real estate owned, thereby adversely affecting our income and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related assets to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may impact the capital levels our regulators believe are appropriate. Accordingly, we cannot guarantee that the level of problem loans will not increase in the future which could have a material adverse effect upon the Bank and, in turn, the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.

All of our lending involves underwriting risks.

As of September 30, 2010, commercial real estate loans represented 36.9 % of our total loan portfolio, multifamily real estate loans represented 23 .7% of our total loan portfolio, and 1 to 4 unit residential real estate loans represented 32.7%. All such lending, even when secured by the real estate or assets of a business, involves considerable risk of loss in the event of failure of the business. To reduce such risk, we typically take additional security interests in other collateral of the borrower, such as real property, certificates of deposit or life insurance, and/or obtain personal guarantees. In light of the economic downturn, our efforts to reduce risk of loss may not prove sufficient as the value of the additional collateral or personal guarantees may be significantly reduced. There can be no assurances that we have taken sufficient collateral or the values thereof will be sufficient to repay loans in accordance with their terms.

We have a high concentration of California real estate collateralizing our loans .

As of September 30, 2010, approximately $234 million, or 94.8 % of our loan portfolio is secured by various forms of real estate, including residential and commercial real estate. A further decline in current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans and the value of real estate and other collateral securing loans. All of the real estate securing our loan portfolio is in California. The decline in real estate values could harm the financial condition of our borrowers and the collateral for our loans will provide less security and we would be more likely to suffer losses on defaulted loans.

Declines in real estate values have had and may continue to materially impair our profitability and financial condition.

As of September 30, 2010, construction and land loans comprised 1.5% of the loan portfolio and other forms of real estate loans comprised 93. 3 % of the portfolio. Overall loans secured by real estate collateral constituted approximately 94.8 % of our loan portfolio. These real estate-secured loans, consisting of commercial, single and multi-family real estate loans, are concentrated in the Bay Area. The downturn in the local economy has had and is expected to continue to have a material adverse effect on our borrowers’ ability to repay these loans. Further, such reduction in the local economy has had and may continue to severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing our loans has been and may continue to be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral has been and may continue to be diminished and we have been and are more likely to suffer losses on defaulted loans. In addition, acts of nature, including earthquakes, brush fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition. This is particularly significant in light of the fact that substantially all of the real estate that makes up the collateral of our real estate secured loans are located in the San Francisco Bay Area where earthquakes and brush fires occur. See “Description of Business” herein.

Curtailment of government guaranteed loan programs could affect a segment of our business.

An important segment of our planned business consists of originating government guaranteed loans, in particular those guaranteed by the Small Business Administration. From time to time the government agencies that guarantee these loans reach their internal limits and cease to guarantee loans. In addition, these agencies may change their rules for loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small business, industrial and agricultural borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability of these loans could decline. As the funding of the guaranteed portion of SBA 7(a) loans is an increasing portion of our business, the long-term resolution to the funding for the SBA 7(a) loan program may have an unfavorable impact on our future performance and results of operations. While SBA loans do not constitute a significant portion of our loan portfolio, the above described risks associated with government guaranteed loans pose a threat to our business.

Our small business customers may lack the resources to weather a continued downturn in the economy.

One of the primary focal points of our business development and marketing strategy is serving the banking and financial services needs of small and medium-sized businesses and professional organizations. Small businesses generally have fewer financial resources in terms of capital or borrowing capacity than do larger entities. If economic conditions remain unfavorable in our service areas, the businesses of our lending clients and their ability to repay outstanding loans may be negatively affected. As a consequence, our results of operations and financial condition may be adversely affected.

Recession and changes in domestic and foreign financial markets have had, and may continue to have, a material negative impact on our results of operations and financial condition.

The recession, which is generally believed to have begun in the fourth quarter of 2007, continued impacting the economy throughout 2009 and into 2010. While there are signs of modest improvement, economic growth remains at low levels with a difficult job market, declining demand for loans and demand for commercial and industrial space still losing momentum.

In addition, in the past year the domestic and foreign financial markets, securities trading markets and economies generally have experienced significant turmoil including, without limitation, government takeovers of troubled institutions, government brokered mergers of such firms to avoid bankruptcy or failures, bankruptcies of securities trading firms and insurance companies, failures of financial institutions and securities brokerage firms, significant declines in real property values, and wide fluctuations in energy prices, all of which have contributed to reduced availability of credit for businesses and consumers, significant levels of foreclosures on residential and commercial properties, falling home prices, reduced liquidity and a lack of stability across the entire financial sector. These recent events and the corresponding uncertainty and decline in financial markets are likely to continue for the foreseeable future. The full extent of the repercussions to our nation’s economy in general and our business in particular are not fully known at this time. Such events are likely to have a negative effect on (i) our ability to service our existing customers and attract new customers, (ii) the ability of our borrowers to operate their business as successfully as in the past, (iii) the financial security and net worth of our customers, and (iv) the ability of our customers to repay their loans with us in accordance with the terms thereof. Even though we have enhanced our total shareholders’ equity with the proceeds of the $3.39 million we raised through the private placement of preferred stock, such developments could have a material negative impact on our results of operations and financial condition.

Tightening of credit markets and liquidity risk could adversely affect our business, financial condition and results of operations.

A tightening of the credit markets or any inability to obtain adequate funds for continued loan growth at an acceptable cost could adversely affect our assets growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan and lease payments, we rely upon alternative funding sources including unsecured borrowing lines with correspondent banks, secured borrowing lines with the Federal Reserve Bank of San Francisco as well as the Federal Home Loan Bank of San Francisco, and public time certificates of deposits. Our ability to access these sources could be impaired by deterioration in our financial condition as well as factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations for the financial services industry or serious dislocation in the general credit markets. In the event such disruptions should occur, our ability to access these sources could be adversely affected, both as to price and availability, which would limit or potentially raise the cost of the funds available to us.

In the future we may be required to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio contains government sponsored agency mortgage-backed securities and currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other than temporary impairment each reporting period, as required by generally accepted accounting principles, and as of September 30, 2010, we did not recognize any securities as other than temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings. In addition, as a condition of membership in the Federal Home Loan Bank of San Francisco (the “FHLB”), we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At September 30, 2010, we held stock in the FHLB totaling $2, 764 ,000. The FHLB stock held by us is carried at cost and is subject to recoverability testing under the applicable accounting standards. Periodically, the FHLB has discontinued or suspended distribution of dividends on its shares. There can be no assurances the FHLB will not discontinue or suspend dividends in the future. As of September 30, 2010, we did not recognize an impairment charge related to our FHLB stock holdings. There can be no assurances that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

The effects of severe weather, natural disasters, acts of war or terrorism and other external events beyond our control may adversely affect our results of operations.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. For example, Northern California is subject to earthquakes. Many of our borrowers could suffer uninsured property damage, experience interruption of their business or lose their jobs after a major disaster. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Operations in our market could be disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to our banking and operation facilities. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We frequently evaluate opportunities to access the capital markets taking into account our regulatory capital ratios, financial condition and other relevant considerations, and subject to market conditions, we may take further capital actions in addition to issuance of the shares offered by this prospectus. Such actions could include, among other things, the issuance of additional shares of common stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the bank regulatory agencies.

The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, including, without limitation, securities issued upon exercise of outstanding stock options under our stock options plans, could be substantially dilutive to shareholders of our common stock, including purchasers of common stock in this offering. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of the shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perceptions that such sales could occur.

Future acquisitions and expansion may disrupt our business and adversely affect our operating results.

We regularly evaluate potential acquisitions and expansion opportunities. To the extent that we grow through acquisitions, we cannot ensure we will be able to adequately or profitability manage this growth. Acquiring other banks, branches or other assets, as well as other expansion activities, involve various risks including the risks of incorrectly assessing the credit quality of acquired assets, encountering greater than expected costs of incorporating acquired banks or branches into the Bank, executing cost savings measures, and being unable to profitably deploy funds in an acquisition.

We have incurred greater than normal legal and consulting expenses in 2010 and may continue to incur greater than normal legal and consulting expenses in 2011 and beyond.

We have incurred greater than normal legal and consulting expenses in 2010 and we expect these expenses to continue to run at a high level in 2011 and beyond as we evaluate expansion and acquisition opportunities.  These expenses will be incurred even if we are not successful in implementing our plans for expansion and/or acquisition, which will impact our profitability and results of operations.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The stock markets and, in particular, the market for financial institutions stock, have experienced significant volatility, which, in recent quarters, has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices for certain issuers without regard to those issuers’ underlying financial strength. As a result, the trading volume in our common stock may fluctuate and cause significant price variations to occur. This may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive. Moreover, even if our application to list our common stock on Nasdaq is approved, no assurances can be given that a liquid market for our common stock will develop.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time and which may be beyond our control, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales or offerings of our equity or equity related securities, and other factors identified above under “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” and below. These broad market fluctuations may have an adverse effect on our stock price in the future. Among the factors that would affect our stock price are:

●	actual or anticipated quarterly fluctuations in our operating results and financial condition;
●
changes in financial estimated or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

●	failure to meet analysts’ revenue or earnings estimates;
●	speculation in the press or investment community generally or relating to our reputation, our market area, our competitors or the financial services industry in general;

●	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;
●	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors or executive officers;
●	fluctuations in the stock price and operating results of our competitors;
●	future sales of our equity, equity-related or debt securities;
●	changes in the frequency or the amount of dividends or share repurchases;
●	proposed or adopted regulatory changes or developments;
●	anticipated or pending investigations, proceedings, or litigation that involves or affects us;
●	trading activities in our common stock, including short-selling;
●	domestic and international economic factors unrelated to our performance; and
●	general market conditions and, in particular, developments related to market conditions for the financial services industry.

Interest rates and other conditions impact our results of operations.

Our profitability also depends on the difference between the rates of interest we earn on our loans and investments, and the interest rates we pay on deposits and other borrowings. Like other financial institutions, our net interest income is affected by general economic conditions and other uncontrollable factors, like the fiscal and monetary policies of the Federal Reserve Board which influence market interest rates. In response to a slowing economy and recession concerns, the Federal Reserve Board, through its Federal Open Market Committee, has cut the target federal funds rate significantly. The inability to immediately re-price deposits in response to a declining interest rate market negatively affects our net interest income. We cannot assure you that any positive trends or developments discussed in this prospectus will continue, or that we will not experience negative trends or developments in the future.

Asset/liability management policies may not be successfully implemented and from time to time our risk position is not balanced. An unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. For instance, any rapid increase in interest rates in the future could result in interest expense increasing faster than interest income because of fixed rate loans and longer-term investments. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth than previously experienced. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.

Our success depends heavily on our management.

The loss of the services of a key employee, or the failure to attract and retain other qualified persons, could have a material adverse affect on our business, financial condition and result of operations. We are heavily dependent on our executive officers and other key employees. We believe that our success will depend in large part on our ability to retain and attract qualified management personnel. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that the personnel the Bank or the Company needs will be available in the future or that the Company will be able to hire and retain such personnel at affordable compensation levels. The death, incapacity or unavailability to the Company and/or the Bank of the members of senior management may have a material adverse effect on the business of the Company and the Bank.

All decisions with respect to the management of the Company and the Bank are made by our officers and directors. Approximately 98.86% of our outstanding common stock is currently owned by Shoreline Capital Partners, L.P., a California limited partnership (“SCP”), headquartered in Mill Valley, California, which entity will control the election of the directors and, in turn, the officers and the management of the Company and the Bank. Cole Financial Ventures, Inc. (“CFV”) is the general partner of SCP and Kit M. Cole (our Chairman and Chief Executive Officer) and Kimberly Kaselionis (a member of our Board of Directors and Chairman and Chief Executive Officer of the Bank) own 61.5% and 12.5%, respectively, of CFV. Frank Doodha, a director on the Board of Directors of the Company and the Bank, has been a limited partner of SCP since 1996. Holders of our common stock will have no effective means of influencing the day-to-day actions of the management of the Company or the Bank in the conduct of their business the officers and directors of the Company and the Bank exert substantial influence over corporate and business decision-making.

Our future growth may be hindered if we do not raise additional capital.

The Bank is required to meet capital adequacy guidelines and maintain its capital at specified percentages of its assets. Failure to meet these guidelines limits our ability to grow and could result in banking regulators requiring us to increase our capital or reduce our loans and other earning assets. Therefore, in order for us to continue to increase our earning assets and net income, we may be required, from time to time, to raise additional capital. We cannot assure you that additional sources of capital will be available or, if they are, that the additional capital will be available on reasonable terms.

Tier 1 capital is an important component of the capital adequacy guidelines established by regulatory authorities. The proceeds of this offering when down-streamed to the Bank will qualify as Tier 1 capital for the Bank. While the Company is not currently a registered bank holding company under the Bank Holding Company Act, should the Company become a bank holding company, the proceeds from this offering will qualify as Tier 1 capital for the Company. See “Capitalization,” “Regulatory Capital Ratios” and “Supervision and Regulation - Regulatory Capital Guidelines” herein.

We have a continuing need to adapt to technological changes.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Bank’s future success partially depends upon management’s ability to successfully use technology to provide products and services that will satisfy our customers’ demands for convenience, as well as to create additional operating efficiencies. Larger competitors already have existing technological infrastructures or substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services as they develop or be successful in marketing those products and services to our current and prospective customers.

The Company’s growth strategy involves risks that may adversely impact net income.

We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits, at acceptable risk levels, through a limited number of branches. Consequently, we may not be able to sustain our planned growth without establishing new branches or products. Therefore, we may expand into new markets or make strategic acquisitions of other financial institutions. This expansion may require significant investments in equipment, technology, personnel and site locations. We expect that implementing this growth strategy will increase our non-interest expenses, and it is possible that non-interest expenses will increase faster that revenue, resulting in a reduction in net income.

Competition.

The banking business in California is highly competitive with respect to virtually all products and services. We market our services primarily to small- to medium-sized businesses, professionals and residents in and around the San Francisco Bay Area. The Bank faces significant competition in attracting deposits and making loans in our target market. With respect to bank competitors, major banks dominate the industry. The major banks, because of their greater total capitalization, have higher lending limits than the Bank and a more extensive ATM network available to consumers and business owners proving greater banking convenience. In addition to commercial banks, we compete with savings institutions, credit unions and numerous non-banking companies that offer money market and mutual funds, wholesale finance, credit card and other consumer finance services, including online banking services and personal finance software. Mergers between financial institutions, changes in interstate banking laws and recently enacted federal financial modernization legislation, and technological innovation have also resulted (and are expected to result further) in increased competition in financial services markets. No assurance can be given that management’s efforts to compete with these other financial institutions will be successful.

Legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

The Emergency Economic Stabilization Act (“EESA”), the Financial Stability Plan (“FSP”), the American Recovery and Reinvestment Act (“ARRA”) and the Homeowner Affordability and Stabilization Plan (“HASP”), and the numerous actions by the Board of Governors of the Federal Reserve System, the Treasury, the FDIC, the SEC and others are intended to address the liquidity and credit crisis, and to stabilize the U.S. banking, financial securities and housing markets. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide “back-stop” liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The EESA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility may impact our ability to raise capital .

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. The markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Regulatory Risks

We operate in a highly regulated industry and government regulations significantly affect our business.

The banking industry is extensively regulated with regulations intended primarily to protect depositors, consumers and the Deposit Insurance Fund of the FDIC and not shareholders. The Bank is subject to regulation and supervision by the DFI and FDIC. Upon approval to become a bank holding company, Circle Bancorp will be subject to regulation and supervision by the Board of Governors of the Federal Reserve System, or Federal Reserve Board (“FRB”). Regulatory requirements affect our lending practices, capital structure, investment practices, asset allocations, operating practices, growth and dividend policy.

The bank regulatory agencies have broad authority to prevent or remedy unsafe or unsound practices or violations of law. Recently, regulators have intensified their focus on the USA PATRIOT Act’s anti-money laundering and Bank Secrecy Act compliance requirements resulting in an increased burden to us. There is also increased scrutiny of our compliance with the rules enforced by the Office of Foreign Assets Control (OFAC). We are also subject to regulatory capital requirements, and a failure to meet minimum capital requirements or to comply with other regulations could result in actions by regulators that could adversely affect our business. In addition, changes in law, regulations and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business.

Recently enacted legislative reforms and future regulatory reforms required by such legislation could have a significant impact on our business, financial condition and results of operations.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies, the full extent of the impact such requirements will have on our operations is unclear. Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, the Dodd-Frank Act:

●
eliminates, effective one year after the date of enactment, the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense;

●	broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution;

●
permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and noninterest-bearing transaction accounts have unlimited deposit insurance through December 31, 2013;

●	requires publicly traded companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments in certain circumstances;

●	authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials, and the SEC has recently promulgated such rules;

●	directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives; and

●
creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Institutions with $10 billion or less in assets, such as the Bank, will continued to be examined for compliance with the consumer laws by their primary bank regulators.

In addition, we anticipate that the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, may include, among others:

●	a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

●	an increase the cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

●	a limitation on our ability to raise capital through the use of trust preferred securities as these securities may no longer be included as Tier 1 capital going forward; and

●	a limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively impact results of operations and financial condition. While it is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on us, we expect that at a minimum our operating and compliance costs and interest expense will increase.

FDIC deposit insurance premiums have increased substantially and may increase further, which will adversely affect our results of operations

Our FDIC insurance expense for the years ended December 31, 2009, 2008 and 2007 amounted to $371,000, $101,000 and $29,000, respectively. Our FDIC insurance expense for the nine months ended September 30, 2010 was $ 254 ,000 as compared to $ 239 ,000 in the first nine months of 2009. The expense for the 2009 period included a $102,000 special assessment imposed in June 2009. We expect deposit insurance premiums will continue to increase for all banks, including the possibility of additional special assessments, due to recent strains on the FDIC deposit insurance fund resulting from the cost of recent bank failures and an increase in the number of banks likely to fail over the next few years. Our current level of FDIC insurance expense as well as any further increases thereto will continue to adversely affect our operating results.

Under the Federal Deposit Insurance Act, the FDIC, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.15% of insured deposits at any time that the reserve ratio falls below 1.15%. Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio. The FDIC expects insured institution failures to peak in 2010 which will result in continued charges against the Deposit Insurance Fund, and they have implemented a restoration plan that changes both its risk-based assessment system and its base assessment rates. As part of this plan, the FDIC imposed a special assessment in 2009. The recently enacted Dodd-Frank Act provides for a new minimum reserve ratio of not less than 1.35% of estimated insured deposits and requires that the FDIC take steps necessary to attain this 1.35% ratio by September 30, 2010; however, the Dodd-Frank Act exempts institutions with assets of less than $10 billion, like the Bank, from the cost of this increase. See “SUPERVISION AND REGULATION – Recent Regulatory Developments.” It is generally expected that assessment rates will continue to increase in the near term due to the significant cost of bank failures, the relatively large number of troubled banks, and the requirement that the FDIC increase the reserve ratio. Any increase in assessments will adversely impact our future earnings.

We rely on the dividends we receive from the Bank.

The Company is a separate and distinct legal entity from the Bank, and a substantial portion of the revenues it receives consists of dividends from the Bank. The Company has raised working capital in the past through the sale of preferred stock and has down streamed the resulting proceeds from such transactions to the Bank as capital investments.

Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company. In addition, the Company’s right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary may be subject to the prior claims of the subsidiary’s creditors. If the Bank is unable to pay dividends to the Company for any reason, in turn the Company may not be able to service its debt, pay its other obligations, or pay dividends on its common and preferred stock, which could have a material adverse effect on our business and your investment in our common stock being offered pursuant to this prospectus.

Charter conversion.

On February 19, 2009, the Bank received approval from the DFI to convert from a California state chartered industrial bank to a California state chartered commercial bank. The Bank will consummate its conversion to a commercial bank immediately after Circle Bancorp receives regulatory approval to become a registered bank holding company under the Bank Holding Company Act of 1956, as amended; however, no assurances can be given that all required regulatory approvals will be obtained. The inability of the Bank to obtain a commercial bank charter could negatively affect its ability to attract deposits, particularly lower cost deposits; and to establish additional branches.

Accounting, Systems and Internal Control Risks

Changes in accounting standards may affect our performance.

Our accounting policies and procedures are fundamental to how we record and report our financial condition and results of operations. From time to time, there are changes in the financial accounting and reporting standards that govern the preparation of financial statements in accordance with GAAP. These changes can be difficult to predict and can materially impact how we record and report our financial condition and statements of operations. The Financial Accounting Standards Board (FASB) has and continues to issue a large number of accounting standards that necessarily require all companies to exercise significant judgment and interpretation in their application of those standards. For example, banks now need to use “significant” judgment when assessing the estimated fair value of the assets and liabilities sitting on their balance sheets even though market values can change rapidly day to day and or may not be representative due to the inactivity of certain markets. These judgments and estimates could lead to inaccuracy and/or incomparability of financial statements in the banking industry. Future changes in financial accounting and reporting standards could require us to apply a new or revised standard retroactively, which could result in a material adverse effect on our financial condition or could even require us to restate prior period financial statements.

Failure to maintain an effective system of internal control over financial reporting may not allow us to be able to accurately report our financial results or prevent fraud.

We regularly review and update our internal control over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. We maintain controls and procedures to mitigate against risks such as processing system failures and errors, and customer or employee fraud, and maintains insurance coverage for certain of these risks. Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Events could occur which are not prevented or detected by our internal controls or are not insured against or are in excess of our insurance limits. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

A breach of information security could negatively affect our business.

We depend upon data processing, communication and information exchange on a variety of computing platforms and networks, including over the internet. Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, general ledger, deposits, and loans.

We cannot be certain that all of our systems are entirely free from vulnerability to attack, despite safeguards we have instituted. We also rely on the services of a variety of vendors to meet our data processing and communication needs. If information security is breached, information can be lost or misappropriated and could result in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would adversely affect our earnings. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on our ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so on our part could also have a material adverse impact on our business and therefore on our financial condition and results of operations.

Risks Relating to this Offering and the Common Stock

Our ability to pay dividends is limited.

While historically we have paid cash dividends on our common stock on a regular basis, we do not intend to continue to pay cash dividends on our common stock at this time. We first issued our preferred stock in 2009 and have only begun paying cash dividends on the preferred stock in the 4th quarter of that year. Although we have retained earnings of $8 .5 million as of September 30, 2010, we depend on dividends from the Bank in order to pay dividends on our preferred stock and common stock, and we are obligated to pay dividends on our preferred stock before declaring and paying dividends on our common stock. See “Trading History and Dividends – Dividend History” herein. No assurances can be given that the results of the Company’s future operations will permit the declaration of any cash dividends or that even if it does, the Board of Directors of the Company will determine to declare and pay such cash dividends. See “Description of Capital Stock – Common Stock – Dividend Rights” and “Supervision and Regulation - Dividends and Capital Distributions” herein.

Because of the structure of the minimum/maximum offering which requires the offering to raise at least $20, 002,500 in gross proceeds to consummate a closing, during the offering period investor funds will be placed in an escrow account and investors will not have use of their funds during this period.

The Company is offering the shares of common stock on a minimum-maximum basis. Based on the minimum/maximum structure of this offering, no commitment by anyone exists to purchase all or any part of the shares offered hereby. Consequently, there is no assurance that the shares being offered by us will be sold, and investors’ funds may be escrowed until as late as March 15, 2011, or, if the offering termination date is extended in the discretion of our Board, May 31, 2011 , and then returned without interest if by then an aggregate of at least $20, 002,500 of gross proceeds are not received in the escrow account. During the period while investors’ funds are held in the escrow account investors will not have use of the funds and will not definitively know whether the offering will close.

The Company is selling the common stock on a “best efforts” basis and there is no commitment.

This offering is being conducted on a “best-efforts” basis by our directors and executive officers. There are no commitments to purchase any of the shares and, therefore, there is no assurance that we will be able to sell any or all of our common stock offered hereby. The Company can sell any number of shares of the common stock in this offering, assuming we achieve the minimum. If the maximum number of shares of our common stock being offered for sale in this offering is not received, the Bank’s capital will not increase as much as we expect, the maximum loan amounts will not rise as much as anticipated, and we may not be able to finance the planned growth of the Company and the Bank.

No public market currently exists for our common stock.

The Company intends to apply for listing on the Nasdaq Capital Markets as soon as practicable following the close of the offering. However, there is currently no public market for the common stock and no assurance can be given that a market will develop. If such a market were to exist, the shares of common stock could trade at prices that may be higher or lower than the offering price. Accordingly, investors should consider an investment in our common stock to be illiquid relative to securities of other companies.

The price of our common stock has not been determined by reference to a public market.

The offering price for our common stock was determined by the Board of Directors with input from the investment banking community based on internal analysis of the Company’s financial condition, operating results, projected results of operations, per share book value of the existing common stock and other factors. See “Determination of Offering Price” herein. The Company has not retained an investment banking firm to assist in determining the offering price and has not obtained a fairness opinion regarding the offering price. No assurance can be given that the offering price for the common stock is fair or that the market value of the common stock will not fluctuate in the future.

A significant amount of our voting common stock is controlled by one entity.

Shoreline Capital Partners, L.P. (“SCP”) currently owns approximately 98.86% of our common stock outstanding. Following this offering, it is anticipated that SCP will own approximately 37.21 % of the outstanding shares of our common stock, assuming the minimum offering, or approximately 28.35 % of the outstanding shares of our common stock, assuming the maximum offering. The interests of SCP may differ from yours. Because of this ownership SCP will have the power to substantially control any matter presented to shareholders for a vote, including with respect to the election of directors or other material transactions, such as a potential acquisition of, or take-over proposal made by, another company. As a result, SCP may cause the defeat of a proposal you support, or cause the passage of a proposal you oppose. See “Principal Shareholders” herein.

The general partner of SCP is Cole Financial Ventures, Inc., a California corporation (“CFV”). 61.50% of the outstanding common stock of CFV is owned or held by Kit M. Cole, the Chairman and Chief Executive Officer of the Company, and 12.5% of the outstanding common stock of CFV is owned by Kimberly Kaselionis, the Chairman and Chief Executive Officer of the Bank. Ms. Kaselionis is also Ms. Cole’s daughter. Frank Doodha, a member of the Board of Directors of the Company and the Bank, has been a limited partner of SCP since 1996.

The Company can issue additional securities without your approval which may affect your ownership interest and benefits as owners of our common stock.

Our Articles of Incorporation, as amended, authorize us to issue up to 10,000,000 shares of common stock. Following the offering and assuming the maximum number of shares of the common stock offered hereby are sold, we will be able to issue up to 5,841,882 additional shares of our common stock. This could have a negative effect on the value and liquidity of the common stock and the ability to receive dividends thereon.

We have broad discretion to use the proceeds of this offering.

We expect to use a significant portion of the net proceeds from this offering for the down streaming of working capital to the Bank. See “Use of Proceeds” herein. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds from this offering. Our failure to use these funds effectively could have a material adverse effect on our financial condition and results of operations.

The shares of common stock being offered are not FDIC insured bank deposits and are subject to market risk.

The shares of common stock are not deposits, savings accounts or other obligations of the Bank or any other depository institution, are not guaranteed by us or any other entity, and are not insured by the FDIC or any other governmental agency. The common stock offered may lose part or all of their value.

We have made only limited covenants in the common stock, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

The terms of the common stock do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore does not protect holders of the common stock in the event we experience significant adverse changes in our financial condition or results of operations. The terms of the common stock do not prevent us or the Bank from borrowing money, issuing securities, or otherwise incurring future indebtedness that has rights to payment that are expressly or effectively senior to, or equal with, the rights of payment of the holders of the common stock.

PLAN OF DISTRIBUTION

We are hereby offering a minimum of 1,905,000  and a maximum of 2,860,000 shares of our common stock at a price of $10.50 per share. You must purchase a minimum of 500 shares or  $5,250; however, we reserve the right to sell less than the minimum subscription to any investor, in our sole discretion. This offering will be conducted on a best-efforts basis through our directors and executive officers . Other than Ms. Kit Cole, who, pursuant to the terms of her employment agreement with the Company, will be entitled to receive bonus compensation of 1% of the capital raised in this offering and the capital raised through, among other things, the sale of the Company’s common and preferred stock, up to $500,000 (as may be adjusted), our other directors and executive officers will not receive any commissions or compensation for their selling efforts other than reimbursement for reasonable out-of-pocket expenses they incur in connection with their selling efforts. We do not anticipate that these expenses will be significant.   Please refer to the section entitled “EXECUTIVE COMPENSATION - Employment Arrangements for Kit M. Cole,” herein for more information.

Funds received in connection with sales of shares offered hereby will be transmitted immediately into our escrow account until the minimum sales threshold is reached. There can be no assurance that all, or any, of the shares will be sold.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available.

The proceeds from the sale of the shares in this offering will be payable to an escrow account maintained on our behalf by Pacific Coast Bankers’ Bank. Pacific Coast Bankers’ Bank is acting only as an escrow agent in connection with the offering and is not endorsing or recommending the purchase of any shares in the offering, has not passed on the accuracy or adequacy of this Prospectus, and is not guaranteeing any obligation of us to subscribers.

Once you subscribe for the shares you cannot revoke your subscription without our consent, which consent we may withhold in our sole and absolute discretion.

All subscription agreements and checks should be delivered to Pacific Coast Bankers’ Bank.   Failure to do so will result in checks being returned to the investor, who submitted the check. All subscription funds will be held in the escrow account pending achievement of the minimum offering and no funds shall be released to us until such time as the minimum proceeds are raised. If the minimum offering is not achieved by March 15, 2011, or, if the offering termination date is extended in the discretion of our Board, May 31, 2011, all subscription funds will be returned to investors promptly without interest or deduction of fees. The fee of the escrow agent is $5,000 plus $15 for each subscription received in the offering.

Investors can purchase common stock in this offering by completing a subscription agreement (included herewith) and sending it together with payment in full to Pacific Coast Bankers’ Bank. Full payment of the subscription price for all shares of common stock subscribed for must accompany the subscription agreement and must be made payable in United States dollars by money order or check drawn on a bank or branch located in the United States and payable to “Pacific Coast Bankers’ Bank for Circle Bancorp Impound Account.”  Investors may also mail in their subscription agreement to Pacific Coast Bankers’ Bank and send payment of the subscription price by wire transfer of funds to an account maintained by Pacific Coast Bankers’ Bank for the Company in connection with this offering at:

Routing/Transit Number	121042484
Online Federal Reserve Bank
Abbreviated Name:	Pac Cst Bkers Bk SF
Credit To:	Pacific Coast Bankers’ Bank
Escrow Agent FBO
Circle Bancorp
Further Credit	Investor Name/Registration – Please Provide
Account Number	001004702

No third-party checks will be accepted.  Because uncertified personal checks may take at least five business days to clear, we recommend subscriber’s pay, or arrange for payment, by means of certified or cashier’s check.  A subscriber’s failure to pay the full subscription amount will entitle the Company to disregard such subscriber’s subscription for the common stock. A subscription for the common stock is not binding and will not become effective unless and until it is accepted by us.

When we complete the offering, we will notify subscribers whether their subscriptions have been accepted, either partially or fully, or rejected. The notification will take place no later than twenty (20) days after the offering closes. Notwithstanding the foregoing, we may elect to immediately accept subscriptions upon their receipt and notify subscribers of its acceptance prior to the closing of the offering. If we reject all or a portion of a requested subscription, we will refund the appropriate amount without interest to the subscriber. After we pay all refunds that are due, we and our directors and officers or any underwriters acting on our behalf will have no additional liability to the subscriber.

Certificates for the shares of our common stock subject to a subscription agreement that has been accepted will be issued by us or our transfer agent, as soon as practicable after completion of this offering.

USE OF PROCEEDS

We estimate based upon an offering price of $10.50 per share, that we will receive net proceeds of approximately $19,697,515 if the minimum offering is sold and approximately $29,725,015 if the maximum offering is sold, after deducting estimated offering expenses.

We plan to retain $ 4 ,000,000 , if the minimum amount is sold, and $5,000,000, if the maximum amount is sold, of the net proceeds we receive from this offering at Circle Bancorp to support its current operating expenses, to pay interest on our junior subordinated debentures, dividends on preferred and common stock, and to provide a reserve of readily available funds. We plan to invest the remainder of the proceeds, up to $15,697,515 if we sell the minimum amount or up to $24,725,015 if we sell the maximum amount, in Circle Bank in order to fund investments in loans and securities and provide additional capital for asset growth. The additional capital will allow the Bank to increase its loan, deposit, and investment portfolios. The increased capital will also allow us to pursue a strategy of growing through increased and more focused loan and deposit generation efforts as we capitalize on the relatively weak financial position of many of our competitors. We anticipate pursuing opportunities to grow geographically beyond our current market area of Marin, Sonoma, and San Francisco Counties by acquiring other financial institutions, purchasing loan portfolios or branches from other financial institutions, and/or through de-novo branch activity. This additional capital will also allow us to diversify our loan and deposit portfolios and lessen concentrations in commercial real estate and certificates of deposit.

Although we continually evaluate possible acquisition targets as they are presented, there are no currently pending acquisition transactions and we have not determined any particular dollar amounts for expansion activities.   Although we plan to give priority to expansion opportunities along the U.S. Highway 101 corridor and the East Bay area which encompasses Alameda and Contra Costa Counties, we do not plan to limit our expansions activities to areas that are geographically contiguous to our current market area.

DETERMINATION OF OFFERING PRICE

Prior to this offering there has been no established trading market for shares of our common stock. The price for the shares offered by this prospectus was determined by us after taking into consideration numerous factors. The principal factors considered in determining the offering price were :

●	the book value of the Company;

●	the history of and the prospects for the industry in which we compete;

●	our past and present operations;

●	our historical results of operations;

●	our business potential and prospects for future earnings;

●	an assessment of our management;

●	the recent market prices of securities of generally comparable companies;

●	the general condition of the securities markets at the time of this offering; and

●	the receptivity by prospective buyers to the shares being offered at the offering price.

In determining the price, the book value of the Company was a significant factor. The other factors described above were not assigned any particular weight. Rather, these factors are considered as a totality when determining the price .

There can be no assurance that the price of the shares will correspond to the price at which our shares will trade in the market subsequent to this offering or that an active public market for shares of our common stock will develop and continue after this offering.

CAPITALIZATION

The following table shows our actual consolidated capitalization as of September 30, 2010 and our capitalization adjusted to give pro forma effect to the issuance and sale of shares of our common stock at an offering price of $10.50 per share, less expenses associated with this offering:

	September 30, 2010
		After Offering		After Offering
		As Adjusted		As Adjusted
		for Minimum		for Maximum
	Actual	Offering		Offering
	(Dollars in thousands)
Shareholders’ Equity:
Preferred stock, no par; 10,000,000 shares authorized; (liquidation preference $1,000 per share); 10,000 shares authorized, 3,520 shares issued and outstanding	$3,390	$3,390		$3,390
Common stock, no par value; 10,000,000 shares authorized; 1,149,640 shares issued and outstanding (actual); 3,054,640 shares issued and outstanding for Minimum Offering; 4,009,640 shares issued and outstanding for Maximum Offering	3,589	23,287	(1)	33,314	(1)
Additional paid-in-capital	46	46		46
Retained earnings	8,466	8,466		8,466
Accumulated other comprehensive income	21	21		21
Total Shareholders’ Equity	$15,512	$35,210		$45,237

(1) After deducting $304,985 for costs associated with this Offering.

REGULATORY CAPITAL RATIOS

Circle Bancorp, as a holding company of an industrial bank, is not subject to federal consolidated regulatory capital ratio standards. However, the following table shows Circle Bancorp’s regulatory capital ratios, assuming the Bank’s charter conversion FRB approval for Circle Bancorp to become a registered bank holding company, and the treatment of the net proceeds of this offering as Tier 1 capital.

Two wholly-owned subsidiaries of the Company, New West Statutory Trust I (“Trust I”) and New West Statutory Trust II (“Trust II”) are statutory business trusts that were formed for the sole purpose of issuing trust preferred securities guaranteed by the Company. As of September 30, 2010, Trust I and Trust II had issued and outstanding 3,500 and 5,000 floating rate trust preferred securities (the “TRUPS”), respectively, for gross proceeds of $8,500,000. The liquidation preference is $1,000 per share. The dividends on the TRUPS are cumulative at the rate of the three-month London Interbank Offered Rate (“LIBOR”) plus 3.10% for the Trust I TRUPS and at LIBOR plus 2.85% for the Trust II TRUPS and are subject to mandatory redemption in 2033 and 2034, respectively.

The Company issued junior subordinated deferrable interest debentures (the “Debentures”) to Trust I and Trust II in like aggregate amounts of the TRUPS paying the same interest rate as the TRUPS.

In the event the Company becomes a registered bank holding company the TRUPS will qualify as Tier 1 capital up to 25% of the Company’s other components of Tier 1 capital.

The following table shows both the actual ratios at September 30, 2010 (unaudited) and the ratios as adjusted to give pro forma effect to the minimum and the maximum offering, and assumes that the applicable percentage of the TRUPS will qualify as Tier 1 capital for the Company:

				Capital Ratios at
				September 30, 2010
	Minimum	Ratios Required		Adjusted for	Adjusted for
	Acceptable	to be Considered		Minimum	Maximum
	Regulatory	“Well		Offering	Offering
	Ratios	Capitalized”	Actual	Amount (1) (2)	Amount (1) (3)
Circle Bancorp
Pro-Forma Regulatory Capital Ratios: (4)

Tier I capital to average total assets	4.00%	5.00%	5.16%	12.77%	15.70%
Tier I capital to risk-weighted assets	4.00%	6.00%	7.80%	20.11%	25.24%
Total capital to risk-weighted assets	8.00%	10.00%	12.86%	21.98%	26.49%

Circle Bank
Regulatory Capital Ratios:

Tier I capital to average total assets	4.00%	5.00%	7.63%	12.05%	14.41%
Tier I capital to risk-weighted assets	4.00%	6.00%	11.59%	18.93%	23.06%
Total capital to risk-weighted assets	8.00%	10.00%	12.84%	20.20%	24.32%

(1) These ratios assume that the capital infusion will be invested in 20% risk weighted assets.
(2) Assumes Offering net proceeds of $19,697,515, of which $4,000,000 is retained by Circle Bancorp and is invested in an interest bearing money market account and $15,697,515 will be infused as Tier1 Capital in Circle Bank.

(3) Assumes Offering net proceeds of $29,725,015 of which $5,000,000 is retained by Circle Bancorp and is invested in an interest bearing money market account and $24,725,015 will be infused as Tier1 Capital in Circle Bank.

(4) Assumes net proceeds qualify as Tier I capital in the event that the Company becomes a bank holding company.

TRADING HISTORY AND DIVIDENDS

Trading History; Holders

Our common stock has not been publicly quoted prior to the date of this prospectus. Currently, we have 4 shareholders of record of our common stock, of which 98.86% of our issued and outstanding common stock is owned by one investor, Shoreline Capital Partners, L.P., a California limited partnership (“SCP”). Cole Financial Ventures, Inc. (“CFV”) is the general partner of SCP and Kit M. Cole (our Chairman and Chief Executive Officer) and Kimberly Kaselionis (a member of our Board of Directors and Chairman and Chief Executive Officer of the Bank) own 61.5% and 12.5%, respectively, of CFV. Frank Doodha, a member of the Board of Directors of the Company and the Bank, has been a limited partner of SCP since 1996 and his interest represents 12.12% of SCP. See “Principal Shareholders” herein. Although we intend to register the common stock for trading on the Nasdaq Capital Markers, no assurances can be given that our securities will ever trade on any exchange or that an active trading market will develop.

Dividend History

Circle Bancorp is a legal entity separate and distinct from the Bank. Our shareholders are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available therefore, subject to the restrictions set forth in the California General Corporation Law. Set forth below is a listing of the stock and/or cash dividends and/or stock split issued by the Company since 2005:

	2005	2006	2007	2008	2009	YTD 2010
Stock Dividend - Common Stock	0%	0%	0%	0%	0%	0%
Stock Dividend - Preferred Stock	0%	0%	0%	0%	0%	0%
Cash Dividends - Common Stock	$0	$200,000	$105,000	$111,000	$650,000	$212,000
Cash Dividends - Preferred Stock	$0	$0	$0	$0	$3,000	$192,000
Stock Split	NA	NA	NA	NA	NA	NA
Reverse Stock Split	NA	NA	NA	NA	NA	1 - 6

Beginning in the fourth quarter of 2009 and continuing through the second quarter of 2010, Circle Bancorp has raised capital in the form of a 10.0% Series A Cumulative Perpetual Preferred Stock sold through a Confidential Private Placement Memorandum. The Company has raised $3.39 million net of selling costs through the preferred stock offering through close of the offering in April 2010. The Company paid dividends on the preferred stock of $3,000 in 2009 and $ 192 ,000 in the first nine months of 2010.

On May 20, 2010, the holders of our common stock approved a one-for-six reverse stock split. The reverse stock split became effective on May 24, 2010. All per share data and financial statements in this prospectus have been adjusted to reflect this reverse stock split.

We rely on distributions from the Bank in the form of cash dividends in order to pay cash dividends to our shareholders. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory and statutory restrictions and to evaluation by our Board of Directors of financial factors including, but not limited to, earnings, financial condition and capital requirements of Circle Bancorp and the Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information regarding our financial condition and results of operations for the nine months ended September 30, 2010 and 2009, and for the years ended December 31, 2009 and 2008. This discussion is intended to provide a better understanding of the significant changes in trends relating to our financial condition, results of operations, liquidity, interest rate sensitivity and capital resources. This discussion should be read in conjunction with “Selected Consolidated Financial Data” and the Company’s consolidated financial statements and the accompanying notes thereto beginning on page F-1 of this prospectus. See the discussion of forward looking statements and risk factors under the heading “Cautionary Statement Regarding Forward-Looking Statements” at page [__].

General

For the nine months ended September 30, 2010, we recorded a net income of $ 1,033 ,000, of which $ 841 ,000 was available to common shareholders, or $0. 73 per common share, compared to a net income of $ 1,010 ,000 or $0. 88 per share for the same period in 2009. The return on average equity for the nine months ended September 30, 2010 was 9.70 % and the return on average assets was 0. 48 % compared with 12.72 % and 0. 53%, respectively, for the same period a year ago. The increase of $ 23 ,000 in net income was primarily due to an increase in net interest income of $1, 605 ,000 and an increase in noninterest income of $ 159 ,000, partially offset by a $ 197 ,000 increase in the provision for loan losses and a $ 1,493 ,000 increase in non-interest expenses.

For the year ended December 31, 2009, we realized net income of $1,602,000 or $1.39 per common share, compared to net income of $1,744,000 or $1.52 per share for 2008. The decrease of approximately $142,000 in net income for 2009 compared to that of 2008 was primarily due to an increase of $1,769,000 in noninterest expense and a $581,000 increase in the provision for loan losses, partially offset by an increase of $1,942,000 in net interest income and a $122,000 increase in noninterest income. Our return on average equity and return on average assets for the year 2009 were 14.92% and 0. 62 % as compared to 18.15% and 0.71% for the year 2008, respectively.

As of September 30, 2010, our total assets were $ 316.7 million, compared to $ 255.0 million at September 30, 2009, an increase of $ 61.7 million or 24.2%. Total deposits increased $ 52 .1 million or 28.5 % from $ 183.0 million at September 30, 2009 to $ 235.1 million at September 30, 2010. Our borrowing from the Federal Home Loan Bank (the “FHLB”) increased to $56.0 million at September 30, 2010 from $ 51 .0 million at September 30, 2009 as longer term fixed rate borrowings were obtained to mitigate interest rate risk and higher rate borrowings matured . Shareholders’ equity increased from $10. 9 million as of September 30, 2009 to $15. 5 million as of September 30, 2010, an increase of $4.6 million, or 42.1%, as a result of the preferred stock offering and our earnings, net of cash dividends paid.

Total assets at December 31, 2009 were $262.5 million compared to $253.0 million at December 31, 2008, an increase of $9.5 million or 3.8%. Total deposits increased 15.3% from $175.9 million at December 31, 2008 to $202.9 million at December 31, 2009. Our borrowing from the FHLB decreased to $37.5 million at December 31, 2009 from $57.0 million at December 31, 2008. Shareholders’ equity was $12.1 million at December 31, 2009, up from $10.5 million a year earlier. The increase was primarily attributable to our earnings, net of cash dividends paid.

We have junior subordinated debt outstanding of $8.8 million at the end of each of the periods discussed.

The allowance for loan losses represents our estimate of the losses that are inherent in the loan portfolio. We regularly monitor the quality of our loans and maintain an allowance for loan losses which in our judgment is sufficient to absorb losses inherent in the portfolio. At September 30, 2010, our allowance for loan losses was $3, 814 ,000, which represented 1. 54 % of loans held in the portfolio. The allowance for loan losses increased $ 786 ,000 from $3,028,000 at December 31, 2009 and increased $1, 016 ,000 from $2, 798 ,000 at September 30, 2009. The increase was due primarily to a $ 886 ,000 provision for loan losses recorded in the nine months ended September 30, 2010. The increased provision for loan losses during the first nine months of 2010 was the result of increases in non-performing loans and changes to the risk factors associated with the current economic environment , and only marginally to the overall increase in loans .

At December 31, 2009, our allowance for loan losses was $3,028,000, which represented 1.30% of loans held in the portfolio. The allowance for loan losses increased $633,000 from $2,395,000 at December 31, 2008. The increase was due to a $904,000 provision for loan losses recorded in 2009 offset by net charge-offs of $271,000. The increased provision for loan losses during 2009 was the result of the overall growth in the loan portfolio and changes to the risk factors associated with the current economic environment.

As indicated in the charts below, the Bank has increased its allowance for loan losses by 59% from December 31, 2008 through September 30, 2010.  This increase is primarily attributable to substantial increases in non-performing loans and non-performing assets since 2008 which have increased at a more rapid pace in 2010.  As a percentage of total assets, non-performing assets were 0.37%, 1.88% and 2.46%, respectively, as of December 31, 2008, December 31, 2009 and September 30, 2010.   From September 30, 2009 through September 30, 2010 non-performing assets have increased from $1.7 million to $7.8 million. A large portion of this increase of $6.1 million in non-performing assets over the prior period is comprised of a $2.1 foreclosed real estate property in Sonoma County, California which was foreclosed on in 2010.  The remaining $4.0 million increase during this period is evenly divided by type among commercial real estate, multi-family real estate and single family residential real estate loans.  Non-performing loans as of September 30, 2010 were $5.6 million, of which $1.2 million were placed on nonaccrual status within the last ninety days and $3.2 million of which were placed on nonaccrual status within the last five months.

Although non-performing assets have increased since 2008, net charge-offs have been relatively low at $66,000, $271,000 and $100,000 for the years ended December 31, 2008 and 2009, and for the nine-months ended September 30, 2010, respectively.  Despite the relatively low net charge-offs, in light of the increasing trend in loans with payment problems, the Bank has increased its loan loss reserve by 60% over the last 21 months which is attributable to the corresponding increase in non-performing assets.  Of the $1.42 million added to the allowance during this 21 month period, $1.22 million was attributable to increased credit risk while $200,000 was the result of increased loan volume. Although we believe this increase in reserves to be adequate, the actual loss exposure is unpredictable.

	As of September 30,
	2010	2009
	(Dollars in thousands)
Credit quality factors
Nonperforming loans	$5,659	$1,732
Nonperforming assets	7,801	1,732
Gross loans	247,875	233,095
Allowance for loan losses	3,814	2,798
Net (charge-offs)/recoveries	(100)	(286)
Provision for loan loss based on volume	150	51
Provision for loan loss based on increased risk	736	638
Total provision for loan losses	$886	$689
Allowance for loan losses, % of gross loans	1.54%	1.20%
Allowance for loan losses, % of nonperforming loans	67.40%	161.55%

Net charge-offs, % of gross loans	0.04%	0.12%

	As of December 31, 2010
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Credit quality factors
Nonperforming loans	$4,946	$925	$52	$1,223	$—
Nonperforming assets	4,946	925	52	1,223	—
Gross loans	232,946	228,076	214,737	186,091	139,715
Allowance for loan losses	3,028	2,395	2,138	1,867	1,393
Net (charge-offs)/recoveries	(271)	(66)	(97)	(5)	5
Provision for loan loss based on volume	50	133	285	459	255
Provision for loan loss based on increased risk	854	190	83	20	(5)
Total provision for loan losses	$904	$323	$368	$479	$250
Allowance for loan losses, % of Gross loans	1.30%	1.05%	1.00%	1.00%	1.00%
Allowance for loan losses, % of nonperforming loans	61.2%	258.9%	4111.5%	152.7%	N/A

Net charge-offs, % of gross loans	0.12%	0.03%	0.05%	0.00%	0.00%

There are numerous components that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require us to make qualitative judgments. Although we believe that we use the best information available to evaluate the adequacy of our allowance, future adjustments which could be material may be necessary if the assumptions used differ from future performance of the loan portfolio.

Distribution of Assets, Liabilities and Shareholders’ Equity

The following tables present the average amounts outstanding for the major categories of our assets and liabilities, the amount of interest income and expense for each category of interest-earning assets and interest-bearing liabilities, the average interest rates earned or paid and the net yield on average interest-earning assets for the periods indicated:

	For the Nine Months Ended September 30,
	2010			2009
	Average		Average	Average		Average
	Balance	Interest	Rate (1)	Balance	Interest	Rate (1)
	(Dollars in thousands)
Interest-Earning Assets:
Federal fund sold	$34,444	$60	0.23%	$8,356	16	0.26%
Due from banks (Interest-bearing)	4,088	24	0.78%	6,343	50	1.05%
Mortgage-backed securities	1,094	30	3.67%	1,428	54	5.06%
Federal Home Loan Bank stock	2,912	7	0.32%	2,986	6	0.27%
Loans	238,230	13,120	7.36%	231,325	13,058	7.55%
Unearned income on loans, net of costs	836			930
Total interest-earning assets	281,604	13,242	6.29%	251,368	13,184	7.01%
Cash and due from banks	3,363			3,080
Premises and equipment	3,101			1,654
Other assets	1,856			118
Total assets	$289,924			$256,220
Interest-Bearing Liabilities:
NOW and money market accounts	$89,374	605	0.91%	$88,140	1,186	1.80%
Savings deposits	3,721	17	0.61%	2,570	22	1.14%
Time deposits	99,851	1,265	1.69%	72,391	1,363	2.52%
Other borrowings	47,965	1,103	3.07%	56,696	1,909	4.50%
Junior subordinated debt	8,764	218	3.33%	8,764	275	4.20%
Total interest-bearing liabilities	249,675	3,208	1.72%	228,561	4,755	2.78%
Noninterest bearing deposits	24,889			15,889
Other liabilities	1,126			1,150
Shareholders’ equity	14,234			10,620
Total liabilities and shareholders’ equity	$289,924			$256,220
Net interest income		$10,034			$8,429
Net yield on interest-earnings assets			4.76%			4.48%

(1) These ratios have been annualized.

	For the Twelve Months Ended December 31,
	2009			2008			2007
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
Interest-Earning Assets:
Federal fund sold	$11,092	$28	0.25%	$4,043	$74	1.83%	$5,238	$266	5.08%
Due from banks (Interest-bearing)	5,515	61	1.11%	5,666	170	3.00%	3,564	170	4.77%
Mortgage-backed securities	1,385	57	4.12%	1,744	92	5.28%	3,219	153	4.75%
Federal Home Loan Bank stock	3,250	17	0.52%	2,885	130	4.51%	2,729	167	6.12%
Loans	231,125	17,324	7.50%	224,411	17,887	7.97%	193,115	16,208	8.39%
Unearned income on loans, net of costs	916			1,010			805
Total interest-earning assets	253,283	17,487	6.90%	239,759	18,353	7.65%	208,670	16,964	8.13%
Cash and due from banks	3,397			4,014			2,825
Premises and equipment	1,597			2,035			2,548
Other assets	132			224			—
Total assets	$258,409			$246,032			$214,043
Interest-Bearing Liabilities:
NOW and money market accounts	$88,604	$1,455	1.64%	$60,850	$1,821	2.99%	$49,233	$1,949	3.96%
Savings deposits	2,709	28	1.03%	2,285	40	1.75%	2,298	55	2.39%
Time deposits	75,675	1,762	2.33%	90,301	3,593	3.98%	76,069	3,679	4.84%
Other borrowings	53,734	2,324	4.33%	55,106	2,720	4.94%	54,933	2,737	4.98%
Junior subordinated debt	8,764	349	3.98%	8,764	552	6.30%	8,764	736	8.40%
Total interest-bearing liabilities	229,486	5,918	2.58%	217,306	8,726	4.02%	191,297	9,156	4.79%
Noninterest bearing deposits	16,712			17,839			13,638
Other liabilities	1,476			1,276			745
Shareholders’ equity	10,735			9,611			8,363
Total liabilities and shareholders’ equity	$258,409			$246,032			$214,043
Net interest income		$11,569			$9,627			$7,808
Net yield on interest-earnings assets			4.57%			4.02%			3.74%

Net Interest Income and Net Interest Margin

The Company’s earnings depend largely upon the difference between the income received from the loan portfolio and investment securities and the interest paid on liabilities, including interest paid on deposits. This difference is “net interest income.” The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net yield on interest-earning assets.

For the nine months ended September 30, 2010, net interest income was $ 10,034 ,000 as compared to $ 8,406 ,000 for the same period in 2009. The increase in the net interest income for the first nine months of 2010 compared to the first nine months of 2009 reflects the effect of lower funding costs brought about by the increased success in obtaining core deposit relationships and the low interest rate environment. Average interest-earning assets were $ 281.6 million for the nine months ended September 30, 2010 compared to $ 251.4 million for the nine months ended September 30, 2009. The yield on interest-earning assets for the first nine months was 6. 29 % and 7. 00 % for 2010 and 2009, respectively, and the cost of interest-bearing liabilities was 1. 72 % and 2. 78 % for 2010 and 2009, respectively. The yield on interest-earning assets and cost of interest-bearing liabilities dropped primarily due to falling interest rates.

In an increasing interest rate environment our interest-bearing deposits are expected to reprice more rapidly than interest-earning assets. The majority of our variable rate loans are at their contractual floors. The loans at their contractual floors will not reset until interest rates increase substantially. NOW, money market accounts, and time deposits will reprice with only a moderate increase in rates, likely causing a narrowing in the net yield on interest-earning assets when interest rates begin to increase. Long term FHLB borrowings have been obtained to partially mitigate this risk.

For the nine months ended September 30, 2010, interest income was $ 13,242 ,000, an increase of $ 58 ,000 from the $ 13,184 ,000 earned in the same period in 2009. The increase was substantially due to the increases in the loan portfolio, partially offset by increases in lower yielding federal funds sold .   The yield on loans decreased from 7. 53 % in 2009 to 7. 36 % in 2010. The drop in yields was driven largely by the fact that new loans originated during the year were booked at lower rates than the maturing or paid-off loans that they replaced. The average balance in federal funds sold increased from $ 8.4 million to $ 34.4 million, while the yield on federal funds sold decreased from 0. 26 % to 0. 23%.

For the nine months ended September 30, 2010, interest expense was $ 3,208 ,000, a decrease of $1, 547 ,000 from the $ 4,755 ,000 paid in the same period in 2009. The decrease in interest expense is attributable to a lower cost of funds brought about by an improved funding mix and the lower interest rate environment. The most significant decrease occurred in the cost of other borrowings. The cost of this funding source dropped by 143 basis points from 4.50 % to 3.07%. The overall cost of funds decreased from 2. 78 % to 1. 72%, which was partially offset by a decrease in the yield on interest earning assets. As a result, the Company experienced an overall increase in the net yield on interest-earning assets from 4. 47 % for the first nine months of 2009 to 4. 76 % for the first nine months of 2010.

For the full year of 2009, net interest income was $11,569,000 as compared to $9,627,000 for 2008. The increase in the net interest income for 2009 compared to 2008 reflects the effect of lower funding costs brought about by the low interest rate environment and the paying off of higher rate FHLB borrowings. Average interest-earning assets were $253.3 million for 2009 compared to $239.8 million for 2008. The yield on interest-earning assets was 6.90% and 7.65% for 2009 and 2008, respectively, and the cost of interest-bearing liabilities was 2.58% and 4.02% for 2009 and 2008, respectively. The yield on interest-earning assets and cost of interest-bearing liabilities dropped primarily due to falling interest rates and to the increase in lower cost funding sources.

For 2009 interest income was $17,487,000, a decrease of $866,000 from the $18,353,000 earned in 2008. The decrease was substantially due to lower loan yields partially offset by an increase in the loan portfolio. The yield on interest-earning assets decreased from 7.65% to 6.90%, primarily as a result of the fact that the yield on loans decreased from 7.97% in 2008 to 7.50% in 2009. The drop in yields was driven largely by the fact that new loans originated during the year were booked at lower rates than the maturing or paid-off loans that they replaced.

For the full year of 2009 interest expense was $5,918,000, a decrease of $2,808,000 from the $8,726,000 in 2008. The decrease in interest expense is attributable to a lower cost of funds brought about by the lower interest rate environment and the increase in lower rate funding sources. The most significant decreases occurred in time deposits with a 165 basis point decrease in cost of funds, and in NOW and money market accounts with a 135 basis point decrease in cost of funds. The overall cost of funds decreased from 4.02% to 2.58%, which more than offset the decrease in the yield on interest earning assets. As a result, the Company experienced an overall increase in the net interest margin on interest-earning assets from 4.02% for 2008 to 4.57% for 2009.

Rate and Volume Analysis

Net interest income and net yield are affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Company’s net interest income and net yield are also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other events beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Federal Reserve Board.

The following tables set forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities, and the amount of change attributable to volume and rate changes for the periods indicated. Changes not solely attributable to volume or rate or have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

	Nine Months Ended September 30, 2010
	Over the Nine Months Ended
	September 30, 2009
	Increase/(Decrease) Due to
	Change In
	Volume	Rate	Net Change
	(Dollars in thousands)
Interest Income:
Loans	$382	$(296)	$86
Investment securities	(11)	(13)	(24)
Due from banks-interest bearing	(20)	(6)	(26)
Federal Home Loan Bank stock	—	1	1
Federal fund sold	50	(6)	44
Total interest income	401	(320)	81
Interest Expense:
NOW and money market accounts		(581)	(581)
Savings deposits	10	(15)	(5)
Time deposits	517	(615)	(98)
Other borrowings	(294)	(512)	(806)
Junior subordinated debt	—	(57)	(57)
Total interest expense	233	(1,780)	(1,547)
Net interest income	$168	$1,460	$1,628

	Twelve Months Ended December 31, 2009
	Over the Twelve Months Ended
	December 31, 2008
	Increase/(Decrease) Due to
	Change In
	Volume	Rate	Net Change
	(Dollars in thousands)
Interest Income:
Loans	$527	$(1,090)	$(563)
Investment securities	(19)	(16)	(35)
Other interest	4	(117)	(113)
Due from banks-interest bearing	(5)	(104)	(109)
Federal fund sold	130	(176)	(46)
Total interest income	637	(1,503)	(866)
Interest Expense:
NOW and money market accounts	823	(1,189)	(366)
Savings deposits	7	(19)	(12)
Time deposits	(575)	(1,256)	(1,831)
Other borrowings	(75)	(321)	(396)
Junior subordinated debt	—	(203)	(203)
Total interest expense	180	(2,988)	(2,808)
Net interest income	$457	$1,485	$1,942

	Twelve Months Ended December 31, 2008
	Over the Twelve Months Ended
	December 31, 2007
	Increase/(Decrease) Due to
	Change In
	Volume	Rate	Net Change
	(Dollars in thousands)
Interest Income:
Loans	$2,684	$(1,005)	$1,679
Investment securities	(61)	(37)	(98)
Due from banks-interest bearing	105	(105)	—
Federal fund sold	(60)	(132)	(192)
Total interest income	2,668	(1,279)	1,389
Interest Expense:
NOW and money market accounts	474	(602)	(128)
Savings deposits	—	(15)	(15)
Time deposits	700	(786)	(86)
Other borrowings	16	(33)	(17)
Junior subordinated debt	—	(184)	(184)
Total interest expense	1,190	(1,620)	(430)
Net interest income	$1,478	$341	$1,819

Noninterest Income and Noninterest Expense

The following table summarizes noninterest income for the periods indicated:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008
	(Dollars in thousands)
Service charges on deposits	$508	$316	$474	$367
Bank services and fees	39	30	40	41
ATM & debit card fees	90	50	72	9
Merchant processing fees	—	4	4	1
Operating recoveries	1	1	1	1
Gain (loss) on foreclosed real estate	(84)	—	—	—
Other Income	6	—	31	81

Total	$560	$401	$622	$500

Noninterest income increased $ 159 ,000 ( 39.7%) for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009 due primarily to increases in service charges on deposit accounts and ATM and debit card fees , offset by losses on foreclosed real estate of $84,000.   These increases are the result of increases in the balances and number of transaction accounts.

Noninterest income increased to $622,000 for the full year of 2009, an increase of $122,000 from the $500,000 for the full year of 2008. Noninterest income increased in 2009 due to increases in service charges on deposit accounts and ATM and debit card fees.

The following table summarizes noninterest expense for the periods indicated:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008
	(Dollars in thousands)
Salaries and benefits	$3,898	$3,335	$4,315	$3,446
Occupancy and equipment expense	1,038	843	1,135	1,158
Professional services	659	642	889	517
Marketing	404	269	380	360
Data processing	459	362	517	433
Banking assessments	276	258	398	124
Director fees	204	155	214	209
Other expenses	1,049	630	872	704

Total	$7,987	$6,494	$8,720	$6,951

Noninterest expense increased $ 1,493 ,000, or 22.9%, for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009. This reflects increases of $ 563 ,000 in salaries and benefits, $ 135 ,000 in marketing expenses, and $ 795 ,000 in other expenses largely related to information technology expenditures. The number of employees increased from 52 as of September 30, 2009 to 62 as of September 30, 2010 to account for the increase in salaries and benefits.

Noninterest expense increased to $8,720,000 for the full year of 2009, an increase of $1,769,000, or 25.4%, over $6,951,000 for the full year of 2008. This reflects increases of $869,000 in salaries and benefits due to the hiring of new senior managers and an increase in the overall number of employees, $372,000 in professional services expense due to consulting fees associated with engagements to position the Company for growth, and $274,000 due to the FDIC special assessment in 2009.

Investment Portfolio

The portfolio of investment securities consists of U.S. Government Agency mortgage-backed securities. We carry our entire securities portfolio as available-for-sale securities. We invest in securities to generate interest income and to maintain a liquid source of funding for our lending and other operations, including withdrawals of deposits.

The carrying value of our investment securities at September 30, 2010 totaled $1, 034 ,000 compared to $1,226,000 at December 31, 2009. The securities portfolio decreased by $ 192 ,000 reflecting amortization and principal payments.

On a quarterly basis, we make an assessment to determine whether there has been any credit or economic events to indicate that a security with an unrealized loss in our investment portfolio is impaired on an other-than-temporary basis. We consider many factors including the severity and duration of the impairment, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent downgrades in external credit ratings and other current events specific to the issuer or industry. Based on this assessment, we determined that as of September 30, 2010, we had a total fair market value of $1, 034 ,000 of securities with an unrealized gain of $ 35 ,000. As of September 30, 2009, we had an unrealized gain on securities in the amount of $ 19 ,000, the difference between the book value and the fair market value of the securities which was $1, 264 ,000 and $1, 283 ,000, respectively, as of that date.

We determined that as of December 31, 2009, we had a total fair market value of $1,226,000 of securities with an unrealized gain of $9,000 and that none of the portfolio was other than temporarily impaired. The following tables summarize amortized cost and fair value of investment securities by cash flow interval as of September 30, 2010 and December 31, 2009:

September 30, 2010
	Available for Sale
	Amortized	Fair
	Cost	Value
	(Dollars in thousands)
Due in one year or less	$218	$225
Due after one year through five years	486	503
Due after five years through ten years	210	218
After ten year	85	88
	$999	$1,034

December 31, 2009
	Available for Sale
	Amortized	Fair
	Cost	Value
	(Dollars in thousands)
Due in one year or less	$267	$269
Due after one year through five years	597	601
Due after five years through ten years	254	256
After ten year	99	100
	$1,217	$1,226

The following tables summarize the amounts and distribution of our investment securities, all of which are available for sale, held as of the dates indicated, and the average yields as of September 30, 2010 and 2009 and December 31, 2009 , 2008 and 2007:

	September 30, 2010		September 30, 2009
	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Mortgage-backed Securities:
Due within one year	$225	2.97%	$270	4.26%
After one but within five years	503	2.95%	625	4.26%
After five but within ten years	218	2.92%	278	4.25%
After ten years	88	2.92%	110	4.24%
Total Investment Securities Held for Sale	$1,034	2.94%	$1,283	4.26%

	December 31, 2009		December 31, 2008		December 31, 2007
	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Mortgage-backed Securities:
Due within one year	$269	3.47%	$289	5.25%	$758	5.52%
After one but within five years	601	3.47%	694	5.25%	1,210	5.52%
After five but within ten years	256	3.49%	331	5.25%	254	5.51%
After ten years	100	3.50%	146	5.25%	36	5.50%
Total Investment Securities Held for Sale	$1,226	3.48%	$1,460	5.25%	$2,258	5.52%

Loan Portfolio

General.

The following tables set forth the components of total net loans outstanding in each category at the dates indicated:

	September 30,
	2010	2009
	(Dollars in thousands)
Real estate - commercial	$91,279	$75,517
Real estate - multi-family	58,479	56,113
Real estate - residential 1-4	80,889	83,516
Real estate - construction & land	3,603	3,430
Commercial	12,373	13,174
Installment and other	442	471

	247,065	232,221
Deferred Loan fees and costs, net	810	874
Allowance for Loan Losses	(3,814)	(2,798)

Net loans	$244,061	$230,297

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Real estate - commercial	$79,140	$72,750	$75,716	$71,227	$64,871
Real estate - multi-family	53,420	54,733	63,600	65,162	51,344
Real estate - residential 1-4	83,221	85,231	63,598	33,131	13,829
Real estate - construction & land	5,794	3,308	2,338	6,219	5,134
Commercial	10,089	10,338	8,235	8,917	3,601
Installment and other	423	718	321	638	570
	232,087	227,078	213,808	185,294	139,349
Deferred Loan fees and costs, net	859	998	926	797	366
Allowance for Loan Losses	(3,028)	(2,395)	(2,138)	(1,867)	(1,393)
Net loans	$229,918	$225,681	$212,596	$184,224	$138,322

As indicated in the above tables, the commercial real estate category in the Bank’s portfolio has decreased from 47% of the portfolio in 2005 to 37% of the portfolio as of September 30, 2010.   However, because of the increase in the overall portfolio, the dollar amount of commercial real estate loans increased from $65 million in 2005 to $91 million as of September 30, 2010. Of this $26 million increase, $12 million occurred in the first three quarters of 2010. Of the $12 million increase in 2010, approximately $7 million is related to the Bank’s SBA 504 loan program where the Bank’s maximum loan-to-value is 50% or less. The remaining $5 million is diversified among other types of commercial real estate. Other than the general increase in the loan loss reserve, there were no specific changes to the loan loss methodology due to this increase.

Business loans are made to provide for working capital, equipment financing, business procurement and other business purposes. Such loans include “revolving lines of credit” with maturities ranging from one to two years and “term loans” with maturities ranging from 5 to 10 years. Our business lending includes SBA loans, of which the guaranteed portion may be sold in the secondary market with the Bank retaining the servicing rights for a fee. Our SBA loans are categorized as commercial or real estate depending on the underlying collateral.

The Bank’s outstanding loan commitments primarily consist of revolving commercial lines of credit and other equity credit lines, which have not been fully disbursed. Loan commitments totaled $4, 789 ,000 as of September 30, 2010, up from $ 4,840 ,000 as of December 31, 2009. The Bank’s sales and marketing efforts are focused on small businesses, which tend to carry larger undisbursed loan balances. Based upon our experience, the outstanding loan commitments and standby letters of credit are expected to increase as the business loan portfolio grows.

Loan Concentrations.

The majority of our loans consist of commercial, multi-family, and single-family real estate loans. As of September 30, 2010, loans secured by real estate collateral constituted approximately 95% of our loan portfolio. These real estate-secured loans are concentrated in the greater San Francisco Bay Area. In addition, the top 25 largest borrowers account for approximately $60.2 million (in the aggregate) in loans, or 24% of the total portfolio.

As of December 31, 2009, loans secured by real estate collateral constituted approximately 93% of our loan portfolio. These real estate-secured loans are concentrated in the greater San Francisco Bay Area. In addition, the top 25 largest borrowers account for approximately $54.9 million (in the aggregate) in loans, or 24% of the total portfolio.

We do not extend loans to any foreign entities and have not extended loans for leveraged buyouts/highly leveraged transactions.

Loan Portfolio Maturities and Interest Rate Sensitivity.

The following tables set forth the maturity distribution of our loans outstanding at September 30, 2010 and December 31, 2009. At those dates, we had no loans with maturity greater than twenty-five years. In addition, the tables show the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the national prime rate. The vast majority of our floating interest rate loans are at their contractual floor and will not reset initially as interest rates increase. As of September 30, 2010, approximately 92 .9 % of our loan portfolio was floating interest rate loans. As of December 31, 2009, approximately 92.9 % of our loan portfolio was floating interest rate loans. Non-performing loans are included in this schedule based on nominal maturities, even though the Bank may be unable to collect such loans at their maturity date.

	September 30, 2010
	Within	One to	After
	One Year	Five Years	Five Years	Total
	(Dollars in thousands)
Real estate - commercial	$11,792	$9,705	69,782	$91,279
Real estate - multi-family	9,305	4,666	44,508	58,479
Real estate - residential 1-4	1,684	2,106	77,099	80,889
Real estate - land	3,463	140		3,603
Commerical	7,975	1,641	2,757	12,373
Installment and other	191	144	107	442

Total	$34,410	$18,402	$194,253	$247,065
Loans with pretermined interest rates	11,476	6,140	48	17,664
Loans with floating or adjustable interest rates	23,010	12,263	194,128	229,401

Total	$34,486	$18,403	$194,176	$247,065

	December 31, 2009
	Within	One to	After
	One Year	Five Years	Five Years	Total
	(Dollars in thousands)

Real estate - commercial	$11,591	$9,391	$58,158	$79,140
Real estate - multi-family	9,891	4,887	38,642	53,420
Real estate - single family	1,294	1,927	80,000	83,221
Real estate - land	4,961	833	—	5,794
Commerical	6,410	2,260	1,419	10,089
Installment and other	185	199	39	423
Total	$34,332	$19,497	$178,258	$232,087
Loans with pretermined interest rates	$9,999	$6,541	$131	$16,671
Loans with floating or adjustable interest rates	24,333	12,956	178,127	215,416
Total	$34,332	$19,497	$178,258	$232,087

Installment and Other Non-Performing Assets.

Interest on performing loans is accrued and taken into income daily. Loans over 90 days past due are deemed “non-performing” and are placed on a non-accrual status.

When appropriate or necessary to protect our interest, real estate taken as collateral on a loan may be taken by us through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner is known as “foreclosed real estate.” The foreclosed real estate is carried on our books as an asset, at the lesser of our recorded investment or the fair value less estimated costs to sell. The foreclosed real estate represents an additional category of “non-performing assets.” As of September 30, 2010, the Bank had one property with a balance of $2, 142 ,000 in foreclosed real estate. As of December 31, 2009 and 2008, the Bank had no foreclosed real estate.

The following tables provide information with respect to the components of our non-performing assets at the dates indicated:

	September 30,
	2010	2009
	(Dollars in thousands)

Accruing loans more than 90 days past due:
Real estate - multi family	$—	$—

Non-accrual loans:
Real estate - single family	1,946	644
Real estate - multi-family	1,268	301
Real estate - commercial	2,445	787
Real esate - construction & land	—	—
Commercial	—	—
Installment and other	—	—
Total non performing loans	$5,659	$1,732

Foreclosed real estate:
Commercial land	$2,142	$—

Total non-performing assets:	$7,801	$1,732

Interest income foregone on non performing loans	$344	$69

Interest income recognized on nonperforming loans	$198	$48

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Accruing loans more than 90 days past due:
Real estate - multi family	$—	$761	$—	$—	$—
Commercial	—	—	—	60	—
Installment and other

Non-accrual loans:
Real estate - single family	$1,473	$105	$—	$—	$—
Real estate - multi-family	307	—	—	—	—
Real estate - commercial	797	—	—	1,163	—
Real esate - construction & land	2,254	—	52	—	—
Commercial	115	50	—	—	—
Installment and other	—	9	—	—	—
Total non performing loans	$4,946	$925	$52	$1,223	$—

Total non-performing assets:	$4,946	$925	$52	$1,223	$—

Interest income foregone on non performing loans	$189	$26	$9	$71	$—

Interest income recognized on nonperforming loans	$301	$65	$8	$68	$—

Non-performing assets as of September 30, 2010 were $ 7,801 ,000, an increase of $ 6,069 ,000 from September 30, 2009 and an increase of $ 2,855 ,000 from December 31, 2009. The largest nonperforming asset is a $2. 14 foreclosed real estate property in Sonoma County, CA.   The property was foreclosed on in 2010.  A $112,000 expense has been recorded on the property to reduce the carrying value to the approximate net realizable value.   No other nonperforming asset was over $1 million as of September 30, 2010.

At December 31, 2009, non-performing assets increased by $4,021,000 to $4,946,000, from $925,000 at December 31, 2008. The largest nonperforming loan is a $2.25 million land loan in Sonoma County, CA. No other nonperforming asset was over $1 million as of December 31, 2009.

Prior to classifying a loan as non-performing, our management reviews each loan to determine the nature of the problem and the need to classify. Further, all non-performing loans are reviewed on a monthly basis to discern if there were changes to the value of the collateral and the ability of the borrower to repay.

Allowance for Loan Losses

The federal financial regulatory agencies in December 2006 issued a new interagency policy statement on the allowance for loan losses along with supplemental frequently asked questions. When determining the appropriateness of the allowance for loan losses, management follows these guidelines. The agencies issued the revised policy statement in view of today’s uncertain economic environment and the presence of concentrations in untested loan products in the loan portfolios of insured depository institutions. The policy statement reiterates that each institution has a responsibility for developing, maintaining and documenting a comprehensive, systematic, and consistently applied process appropriate to its size and the nature, scope, and risk of its lending activities for determining the amounts of the allowance for loan losses and the provision for loan losses and states that each institution should ensure controls are in place to consistently determine the allowance for loan losses in accordance with GAAP, the institution’s stated policies and procedures, management’s best judgment and relevant supervisory guidance.

The policy statement also restates that insured depository institutions must maintain an allowance for loan losses at a level that is appropriate to cover estimated loan losses on individually evaluated loans determined to be impaired as well as estimated loan losses inherent in the remainder of the loan and lease portfolio, and that estimates of loan losses should reflect consideration of all significant factors that affect the collectability of the portfolio as of the evaluation date. The policy statement states that prudent, conservative, but not excessive, loan loss allowances that represent management’s best estimate from within an acceptable range of estimated losses are appropriate.

The Company’s methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements, which include but are not limited to:

●	specific allocation for problem graded loans (“impaired loans”);

●	general or formula allocation; and

●	discretionary allocation based on loan portfolio segmentation.

Specific allocations are established based on management’s periodic evaluation of loss exposure inherent in classified, impaired, and other loans in which management believes that the collection of principal and interest under the original terms of the loan agreement are in question. For purposes of this analysis, classified loans are grouped by internal risk classifications which are “special mention,” “substandard,” “doubtful” and “loss.” Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as “doubtful” has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Company, include loans categorized as substandard and doubtful. Loans classified as loss are immediately charged off.

Formula allocations are calculated by applying loss factors to outstanding loans with similar characteristics. Loss factors are based on our historical loss experience over the past three years, as adjusted for changes in the business cycle and on the internal risk grade of those loans and may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date.

The discretionary allocation is based upon management’s evaluation of various loan segment conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, and other business conditions.

The allowance for loan losses of $3, 814 ,000 at September 30, 2010 represented 1. 54 % of total loans. This compares to an allowance of $2, 798 ,000, or 1. 20 % of total loans, as of September 30, 2009. The allowance for loan losses of $3,028,000 at December 31, 2009 represented 1.30% of total loans. At December 31, 2008, the allowance for loan losses totaled $2,395,000, or 1.05% of total loans. The increase in the allowance for loan losses was a result of the overall increase in the loan portfolio and the increase in non-performing loans.   Although these levels are deemed appropriate by management, no assurance can be given that further economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur. Should such unanticipated circumstances materialize, our loan losses could possibly exceed the amount then reserved for loan losses thereby requiring additional provisions.

Net charge-offs were $ 100 ,000 for the first nine months of 2010 compared to $ 286 ,000 for the same period in 2009. Net charge-offs were $271,000 for the full year of 2009 compared to $66,000 for the full year of 2008.

The following tables summarize our loan loss experience, provisions and recoveries related to the allowance for loan losses and certain pertinent ratios for the periods indicated:

	September 30,
	2010		2009
	(Dollars in thousands)

Loans outstanding at period end, net of unearned loan fees	$247,875		$233,095
Average loans outstanding for the period, net of unearned loan fees	$239,066		$232,255
Allowance for loan losses at beginning of period	$3,028		$2,395
Charge offs:
Commercial and Industrial	(37)		(273)
Real estate	(30)		—
Consumer loans	(33)		(14)
	(100)		(287)
Recoveries:
Commercial and Industrial	—		1
	—		1
Net (charge-offs)/recoveries	(100)		(286)
Provision for loan losses	886		689
Allowance for loan losses at end of period	$3,814		$2,798
Ratio of net (charge-offs)/recoveries during the period to average loans outstanding during the period	-0.08	% (1)	-0.25	% (1)
Ratio of allowance for loan losses to loans at period end	1.54%		1.20%

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Loans outstanding at period end, net of unearned loan fees	$232,946	$228,076	$214,737	$186,091	$139,715
Average loans outstanding for the period, net of unearned loan fees	$232,041	$225,421	$193,920	$163,607	$126,753
Allowance for loan losses at beginning of period	$2,395	$2,138	$1,867	$1,393	$1,138
Charge offs:
Commercial and Industrial	(273)	(10)	(71)	—	—
Real estate	—	(52)	—	—	—
Consumer loans	(14)	(5)	(47)	(5)	—
	(287)	(67)	(118)	(5)	—
Recoveries:
Commercial and Industrial	16	1	2	—	5
Real estate	—	—	—	—	—
Consumer loans	—	—	19	—	—
	16	1	21	—	5
Net (charge-offs)/recoveries	(271)	(66)	(97)	(5)	5
Provision for loan losses	904	323	368	479	250
Allowance for loan losses at end of period	$3,028	$2,395	$2,138	$1,867	$1,393
Ratio of net (charge-offs)/recoveries during the period to average loans outstanding during the period	-0.12%	-0.03%	-0.05%	0.00%	0.00%
Ratio of allowance for loan losses to loans at period end	1.30%	1.05%	1.00%	1.00%	1.00%

The following tables show the allocation of the allowance for loan losses as of the dates indicated and the related category of loans as a percentage of total loans:

	September 30,
	2010		2009
	Allowance	Loans as	Allowance	Loans as
	Balance	percent of	Balance	percent of
(Dollars in thousands)	Allocation	total loans	Allocation	total loans

Real estate - commercial	$1,354	36.9%	$507	32.5%
Real estate - multi-family	931	23.7%	763	24.2%
Real estate - residential 1-4	659	32.7%	727	36.0%
Real estate - construction & land	36	1.5%	18	1.5%
Commercial	387	5.0%	451	5.7%
Installment and other	34	0.2%	37	0.2%
Unallocated allowance	413		295
Total allowance for loan losses	$3,814		$2,798
Total percent		100.0%		100.0%

	December 31,
	2009		2008		2007		2006		2005
	Allowance Balance Allocation	Loans as percent of total loans	Allowance Balance Allocation	Loans as percent of total loans	Allowance Balance Allocation	Loans as percent of total loans	Allowance Balance Allocation	Loans as percent of total loans	Allowance Balance Allocation	Loans as percent of total loans

(Dollars in thousands)

Real estate - commercial	$497	34.1%	$496	32.0%	$486	35.4%	$464	35.4%	$435	35.4%
Real estate - multi-family	735	23.0%	522	24.1%	649	29.7%	648	29.7%	502	29.7%
Real estate - residential 1-4	727	35.9%	532	37.5%	507	29.7%	239	29.7%	73	29.7%
Real estate - construction & land	46	2.5%	21	1.5%	27	1.1%	58	1.1%	47	1.1%
Commercial	518	4.3%	455	4.6%	166	3.9%	218	3.9%	67	3.9%
Installment and other	37	0.2%	38	0.3%	51	0.2%	100	0.2%	51	0.2%
Unallocated allowance	468		331		252		140		218
Total allowance for loan losses	$3,028		$2,395		$2,138		$1,867		$1,393
Total percent		100.0%		100.0%		100.0%		100.0%		100.0%

As indicated in the above tables the unallocated allowance was $413,000, or 10.8% of the total allowance as of September 30, 2010 and was $468,000, or 15.5% of the total allowance as of December 31, 2009.  The unallocated allowance is in consideration of some of the following factors: (i) declines in appraised values and high unemployment rates in the Bank’s primary market areas; (ii)  lack of current borrower financial information on a portion of our commercial and multifamily real estate loans; (iii) in excess of 8% of the Bank’s real estate loans were originated with a negative debt service on the primary collateral; (iv) a portion of the Bank’s borrowers continue to exhibit financial stress;  and (v) the possibility that the default rate in the Bank’s loan portfolio has not stabilized.

Deposits

The Bank has experienced steady growth in total deposits to $ 235.1 million at September 30, 2010 compared to $ 183.0 million at September 30, 2009, for an increase of $ 52.1 million, or 28.5%. Noninterest-bearing deposits increased to $ 31.5 million at September 30, 2010 compared to $ 16.1 million at September 30, 2009, for an increase of $ 15.3 million, or 95.3%. The ratio of noninterest-bearing deposits to total deposits was 13.5 % at September 30, 2010, up from 8. 8 % at September 30, 2009.

Total deposits were $202.9 million at December 31, 2009 compared to $175.9 million December 31, 2008 and $153.6 million at December 31, 2007. Noninterest-bearing deposits increased by $3.3 million to $19.3 million at December 31, 2009 compared to $16.0 million at December 31, 2008 and $14.3 million at December 31, 2007. The ratio of noninterest-bearing deposits to total deposits was 9. 5 % at December 31, 2009 as compared to 9.1% at December 31, 2008.

Our deposits are obtained from a cross-section of the communities we serve and we are not dependent upon funds from sources outside the United States. No material portion of our deposits has been obtained from or is dependent upon any one person or industry. The Bank’s business is not seasonal in nature. We accept deposits in excess of $100,000 from customers and those deposits are priced to remain competitive. As of September 30, 2010, we had $1.8 million of brokered funds on deposit. Approximately 17 % of certificates of deposits at September 30, 2010 were at less than $100,000 with 83 % made up of certificates of $100,000 or greater. The amount of CD’s between $100,000 and $250,000 has increased due to the increase in FDIC insurance coverage.

As of December 31, 2009, we had $2.7 million of brokered funds on deposit. Approximately 21% of certificates of deposits at December 31, 2009 were at less than $100,000 with 79% made up of certificates of $100,000 or greater.

The following schedule summarizes the average balances and average rates paid on these balances for our deposits for the periods indicated:

	For the Nine Months Ended September 30,				For the Year Ended December 31,
	2010		2009		2009		2008
	Average	Average	Average	Average	Average	Average	Average Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in thousands)

Noninterest-bearing deposits	$24,889		$15,889		$16,712		$17,839
Interest bearing and money
market accounts	89,374	0.91%	88,140	1.80%	88,604	1.64%	60,850	2.99%
Savings deposits	3,721	0.61%	2,570	1.14%	2,709	1.03%	2,285	1.75%
Time deposits	99,687	1.70%	69,457	2.53%	72,988	2.35%	79,591	4.04%
CDARs	164	0.54%	2,934	2.15%	2,687	1.86%	10,710	3.51%
Total deposits	$217,835	1.16%	$178,990	1.92%	$183,700	1.77%	$171,275	3.18%

The scheduled maturities of the Bank’s time deposits of $100,000 or greater as of September 30, 2010 and December 31, 2009 were as follows:

	As of September 30, 2010	As of December 31, 2009
	(Dollars in thousands)

Three months or less	$56,551	$54,168
Over three months through twelve months	13,890	15,603
Over twelve months through five years	21,760	5,545
Total	$92,201	$75,316

Liquidity and Liability Management

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and in full accordance with their terms. Our primary sources of liquidity have been growth in deposits and proceeds from the maturity of securities and payments from loans. To supplement our primary sources of liquidity, we maintained $122.4 million of borrowing capacity at the Federal Reserve, the Federal Home Loan Bank of San Francisco, and other correspondent banks, of which $56 million was outstanding at September 30, 2010, under a collateralized line of credit with the FHLB of San Francisco. At September 30, 2010, our available liquidity, which includes cash, cash equivalents, and available borrowing capacity, totaled $115.4 million, which was approximately 40% of total deposits and borrowings and 76% of total volatile liabilities.

As of December 31, 2009, we maintained $117.5 million of borrowing capacity at the Federal Reserve, the Federal Home Loan Bank of San Francisco, and other correspondent banks, of which $37.5 million was outstanding at December 31, 2009, under a collateralized line of credit with the FHLB of San Francisco. At December 31, 2009 our available liquidity, which includes cash, cash equivalents, investments, and unused borrowing capacity, totaled $103.8 million, which was approximately 42% of total deposits and borrowings and 84% of total volatile liabilities. At December 31, 2008, our available liquidity totaled $71.9 million, which was approximately 29% of total deposits and borrowings and 77% of total volatile liabilities.

We follow the regulatory definition of volatile liabilities, which include brokered CDs, CDs of $100,000 or more,

and borrowings. The ratios of the balance of brokered CDs and CDs of $100,000 or more to total deposits at September 30, 2010, December 31, 2009 and December 31, 2008 were 39%, 38% and 23%, respectively.

The main source of liquidity for the Company has been dividends from the Bank. The FDIC and DFI have authority to prohibit the Bank from engaging in activities that, in their opinion, constitute unsafe or unsound practices in conducting its business. We expect that the Bank will continue to be able to pay dividends to the Company to allow the Company to service its commitments. The Company received dividends from the Bank of $1,185,000 during 2009 as compared to $478,000 for the full year of 2008. There were no dividends from the Bank to the Company for the first nine months of 2010 as compared to $ 1,185 ,000 for the same period in 2009.

If Circle Bancorp becomes a bank holding company , the FRB can restrict dividends paid by Bancorp.

Interest Rate Sensitivity

The careful planning of asset and liability maturities and the matching of interest rates to correspond with those maturities is an integral part of the active management of an institution’s net interest income. To the extent maturities of assets and liabilities do not match when market interest rates change, net yields may be affected, either positively or negatively. Even with perfectly matched re-pricing of assets and liabilities, risks remain in the form of prepayments on assets, and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates. In our overall attempt to match the maturities of assets and liabilities, management considers, for example, rates and maturities regarding our certificates of deposit, variable and fixed rate loans, and the yield earned on and maturities of our investments.

The following tables provide information as of September 30, 2010 and December 31, 2009 regarding the re-pricing characteristics of our interest rate sensitive assets and liabilities based on the period when they can be re-priced or mature:

	September 30, 2010
		Over	Over
		Three	One
	Three	Through	Through	Over
	Months	Twelve	Five	Five
	or Less	Months	Years	Years	Total
	(Dollars in thousands)

Interest Earning Assets:
Interest-bearing deposits in other financial institutions	$37,888	$3,725	$—	$—	$41,613
Federal Fund Sold	12,702	—	—	—	12,702
Securities	1,034		—	—	1,034
Loans	68,390	57,813	118,932	1,930	247,065
Federal Home Loan Bank Stock	—	—	—	2,764	2,764

Total	$120,014	$61,538	$118,932	$4,694	$305,178
Interest Bearing Liabilities:
Deposits:
Intererest-Bearing Deposits	155,987	21,411	26,205	—	203,603
FHLB Advances		4,500	51,500	—	56,000
Junior Subordinated Debentures	8,764	—	—	—	8,764

Total	$164,751	$25,911	$77,705	$—	$268,367

Repricing Gap	$(44,737)	$35,627	$41,227	$4,694

Cumulative Repricing Gap	$(44,737)	$(9,110)	$32,117	$36,811
Cummulative Repricing Gap Ratio (RSA/RSL)	72.8%	95.2%	112.0%	113.7%

	December 31, 2009
		Over	Over
		Three	One
	Three	Through	Through	Over
	Months	Twelve	Five	Five
	or Less	Months	Years	Years	Total
	(Dollars in thousands)

Interest Earning Assets:
Interest-bearing deposits in other financial institutions	$3,608	$—	$—	$—	$3,608
Federal Fund Sold	16,403	—	—	—	16,403
Securities	275	744	207	—	1,226
Loans	43,954	46,797	104,093	38,102	232,946
Federal Home Loan Bank Stock	—	—	—	2,986	2,986
Total	$64,240	$47,541	$104,300	$41,088	$257,169

Interest Bearing Liabilities:
Deposits:
Intererest-Bearing Deposits	118,049	23,223	42,384	—	183,656
FHLB Advances	—	4,500	33,000	—	37,500
Junior Subordinated Debentures	8,764	—	—	—	8,764
Total	$126,813	$27,723	$75,384	$—	$229,920
Repricing Gap	$(62,573)	$19,818	$28,916	$41,088
Cumulative Repricing Gap	$(62,573)	$(42,755)	$(13,839)	$27,249
Cummulative Repricing Gap Ratio (RSA/RSL)	50.7%	72.3%	94.0%	111.9%

Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone is not sufficient in evaluating our interest rate sensitivity position. To supplement traditional gap analysis, we perform simulation modeling in order to estimate the potential effects of changing interest rates. This process allows us to evaluate the relationships within the interest rate sensitivity gaps within various interest rate environments. As of September 30, 2010, the current one year gap ratio is 95.2%. As of December 31, 2009, the current one year gap ratio is 72.3%. A gap ratio of less than 100% indicates that in an increasing interest rate environment, it is expected that net interest margin would decrease, and in a decreasing interest rate environment, net interest margin would increase.

The Company’s asset and liability position is “liability sensitive,” with a greater amount of interest-bearing liabilities subject to immediate and near-term interest rate changes relative to earning assets. Management continues to monitor the interest rate environment as well as economic conditions and other factors it deems relevant in managing the Company’s exposure to interest rate risk. We address interest rate risk by using FHLB products including longer-term bullet advances, by issuing longer term wholesale CD’s, by maintaining a rate sensitive investment portfolio, and by originating a higher percentage of adjustable rate loans. If one of our interest rate risk measures exceeds our policy limits we will attempt to adjust product offerings and reposition assets and liabilities to bring the interest rate risk measure back within policy limits within a reasonable timeframe.

The following tables show the estimated impact of changes in interest rates on our net interest income and market value of equity as of September 30, 2010 and December 31, 2009, assuming a shift of 100 to 400 basis points in both directions:

September 30, 2010
Change in Interest Rates (Basis Points)	Percent Changes
	Net Interest Income	Economic Value of Equity
400	-7.93%	-12.90%
300	-4.83%	-10.95%
200	-2.90%	-8.47%
100	-1.59%	-5.55%
-100	2.22%	8.62%
-200	N/A	N/A
-300	N/A	N/A
-400	N/A	N/A

December 31, 2009
Change in Interest Rates (Basis Points)	Percent Changes
	Net Interest Income	Economic Value of Equity
400	-19.42%	-33.41%
300	-13.62%	-27.65%
200	-8.49%	-18.04%
100	-4.10%	-8.96%
-100	2.71%	11.77%
-200	N/A	N/A
-300	N/A	N/A
-400	N/A	N/A

The Bank’s Board of Directors meets at least monthly, including the Asset Liability Committee (ALCO), to monitor our investments, liquidity needs and oversee our asset-liability management. The ALCO consists of all members of the Board of Directors and the Chief Financial Officer.

Capital Resources

Under regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on as well as to off balance sheet items, such as unused loan commitments, commercial letters of credit and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders’ equity and perpetual preferred stock, less intangible assets and certain other deductions. Tier 2 capital consists of other elements of capital, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The guidelines also evaluate the leverage ratio, which is Tier 1 capital divided by average assets. It is anticipated that the shares of common stock sold in the offering will qualify as Tier 1 capital for the Company and that up to $ 12,703,000 will be down streamed to Circle Bank will be Tier 1 capital for Circle Bank.

Shareholders’ equity at September 30, 2010 was $15. 5 million, compared to $10. 9 million as of September 30, 2009. Shareholders’ equity as of December 31, 2009 was $12.1 as compared to $10.5 million at December 31, 2009. In the first nine months of 2010 shareholders’ equity increased by $3, 446 ,000. This reflects $ 1,033 ,000 in net income, $2,839,000 from the sale of preferred stock, and a $ 16 ,000 increase in other comprehensive income, offset by preferred stock dividends of $ 192 ,000, common stock dividends of $ 212 ,000, and a decrease from the exercise and repurchase of stock options of $51,000 , and stock option expenses of $13,000. We have declared cash dividends on our common stock in 2010, 2009 and 2008. Our capital adequacy supports our present asset size; however, we will need additional capital in order to capitalize on merger and acquisition opportunities which may arise in the future, as well as to maintain our well-capitalized status in the event the severe economic downturn worsens.

Two wholly-owned subsidiaries of the Company, New West Statutory Trust I (“Trust I”) and New West Statutory Trust II (“Trust II”) are statutory business trusts that were formed for the sole purpose of issuing trusts preferred securities guaranteed by the Company. As of September 30, 2010, Trust I and Trust II had issued and outstanding 43,500 and 5,000 floating rate trust preferred securities (the “TRUPS”), respectively, for gross proceeds of $8,500,000. The liquidation preference is $1,000 per share. The dividends on the TRUPS are cumulative at the rate of the nine -month London Interbank Offered Rate (“LIBOR”) plus 3.10% for the Trust I TRUPS and at LIBOR plus 2.85% for the Trust II TRUPS and are subject to mandatory redemption in 2033 and 2034, respectively.

The Company issued junior subordinated deferrable interest debentures (the “Debentures”) to Trust I and Trust II in like aggregate amounts of the TRUPS paying the same interest rate as the TRUPS.

In the event the Company were to become a registered bank holding company, the amount of the TRUPS that is eligible for Tier 1 Capital treatment is limited to 25% of the Company’s Tier 1 capital on a pro forma basis.

At September 30, 2010 and December 31, 2009 the Bank’s capital exceeded all minimum regulatory requirements and was considered to be “well capitalized” as defined in the regulations issued by the FDIC. The Bank’s capital ratios, shown below as of September 30, 2010, and December 31, 2009, have been computed in accordance with regulatory accounting guidelines:

	September 30, 2010
	Circle Bank	Minimum Requirements for “Well Capitlized”
Leverage Ratio	7.63%	5.00%
Tier I Risk-Based Ratio	11.59%	6.00%
Total Risk based Ratio	12.84%	10.00%

	December 31, 2009
	Circle Bank	Minimum Requirements for “Well Capitlized”
Leverage Ratio	7.55%	5.00%
Tier I Risk-Based Ratio	10.80%	6.00%
Total Risk based Ratio	12.06%	10.00%

Inflation

The majority of our assets and liabilities are monetary items held by the Bank, the dollar value of which are not affected by inflation. Only a small portion of total assets is in premises and equipment. Our small fixed asset investment minimizes any material misstatement of asset values and depreciation expenses that may result from fluctuating markets due to inflation. Higher inflation rates may increase operating expenses or have other adverse effects on our borrowers, making collection on extensions of credit more difficult. Rates of interest paid or charged generally rise if the marketplace believes inflation rates will increase.

The Company had $ 4,789 ,000 in unused loan commitments and $ 1,011 ,000 in standby letters of credit as of September 30, 2010. There are no other off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Our significant accounting policies are described in Note A in the Notes to Consolidated Financial Statements at page F- 13 . Not all of these critical accounting policies require management to make difficult, subjective or complex judgments or estimates. Management believes that the following policies would be considered critical under the SEC’s definition.

Allowance for Loan Losses and Reserve for Unfunded Commitments

The computation of the allowance for loan losses requires the use of significant, complex judgments and estimates. See “— Allowance For Loan Losses” above for a discussion of the policies used by the Company to compute the allowance for loan losses.

The reserve for unfunded commitments (“RUC”) is established to absorb inherent losses associated with our commitment to lend funds, such as with a letter or line of credit. The adequacy of the ALLL and RUC are monitored on a regular basis and are based on management’s evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio’s risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of September 30, 2010. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan losses in future periods if warranted as a result of their review. Approximately 94.8 % of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan losses. The U.S. recession, the housing market downturn, and declining real estate values in our markets have negatively impacted aspects of our commercial real estate, commercial construction and commercial loan portfolios, and have led to an increase in non-performing loans and the allowance for loan losses. A continued deterioration in our markets may adversely affect our loan portfolio and may lead to additional charges to the provision for loan losses.

Stock-based Compensation

Consistent with the provisions of FASB ASC 718, Stock Compensation, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation, we recognize expense for the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees’ requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions. the fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. Management assumptions utilized at the time of grant impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option. Additional information is included in Note A of the Notes to Consolidated Financial Statements at page F- 13 .

Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no pricing observability and a higher degree of judgment utilized in measuring fair value. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. See Note T of the Notes to Consolidated Financial Statements at page F- 30 for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

Adoption of New Financial Accounting Standards

See Note A – “Significant Accounting Policies” of the Company’s Consolidated Financial Statements in Item 8 – Financial Statements of this Memorandum for information related to recent accounting pronouncements.

DESCRIPTION OF BUSINESS

Business of Circle Bancorp

Circle Bancorp is a holding company for its industrial bank subsidiary, Circle Bank. It was organized on March 16, 1989, as a California corporation. Circle Bancorp is not a registered bank holding company under the Bank Holding Company Act; however, the Company has filed an application with the FRB to qualify as a registered bank holding company in connection with the proposed charter conversion of Circle Bank. The application is currently pending.

Business of Circle Bank

Circle Bank was incorporated under the laws of the State of California on September 13, 1989, and commenced operations as a California industrial loan company in January 1990. The Bank became an industrial bank in 2000. The Bank’s main office is located at 1400A Grant Avenue, Novato, California 94945. As of September 30, 2010, the Bank had five (5) branch offices located in San Rafael, Novato, Petaluma, Santa Rosa, and San Francisco, California. The Bank has recently received regulatory approval for two additional de novo branches: Corte Madera and Mill Valley, CA. The Corte Madera branch is anticipated to commence operations in the Winter of 2011.

Circle Bank offers a full range of commercial banking services, including commercial loans and various types of consumer loans, non-interest bearing, savings, time, NOW and money-market deposit accounts, travelers’ checks, pre-approved overdraft lines, safe deposit and other customary non-deposit banking services; however, as an industrial bank we cannot offer demand deposits. Circle Bank does not have a trust department but can provide that service through a correspondent bank. Circle Bank also has 24-hour automated teller machines at its branches which are integrated into multi-state ATM network.

Upon conversion to a commercial bank, the Bank will be permitted to offer noninterest-bearing demand deposits which we believe will be more convenient for our customers and will increase the amount of such low cost deposits and, in turn, lower our cost of funds.

Recent Growth and Continued Profitability

Unlike many of its competitors and throughout the recent banking meltdown, the Company has grown from $204.7 million in assets at December 31, 2006 to $ 316.7 million in assets as of September 30, 2010, an increase of 54.7%, while maintaining stronger asset quality and lower delinquencies than the majority of its local peer group , comprised of six financial institutions in the Company’s primary market area with asset sizes ranging from $245 million to $4.7 billion. The Company reported net income of $ 1,033 ,000 for the nine months ended September 30, 2010 (unaudited). This compares to income of $ 1,010 ,000 for the nine months ended September 30, 2009, an increase of 2%. Net income for the year ended December 31, 2009 was $1,602,000, as compared to net income of $1,744,000 for the year ended December 31, 2008. The Company has been consistently profitable throughout the past 13 years.

Circle Bank Strategy

Circle Bank is a “client-driven” organization focused on providing high value to entrepreneurs and their families by promptly delivering products and services matched directly to their individual needs. We believe our management develops strong civic ties to the communities in the Bank’s service areas by sponsoring business, professional and charitable programs and by participating in local business events in order to achieve market recognition. All employees are encouraged and expected to be active in supporting the communities within the Bank’s market area.

The Bank currently structures and prices its specific services to attract and meet the deposit and credit needs of small- and mid-sized businesses and entrepreneurs. The Bank offers specialized services such as wire transfers, ACH, Bill-Payment, internet banking, sweep accounts, e-commerce and remote deposit programs in addition to the traditional banking services such as:

●	Personal and business noninterest-bearing accounts;

●	time, savings and NOW accounts;

●	money market and regular savings accounts; and

●	large and small time certificates of deposit.

The Bank’s current commercial lending activities principally focus on businesses and professionals requiring loans within its legal lending limit who are also depositors. Where a borrower’s needs exceed the Bank’s legal lending limit or risk appetite, management will seek to out participate the loan to other institutions. At September 30, 2010, the Bank’s legal lending limit was approximately $6. 9 million, and, if all of the shares of common stock offered hereby are sold, it will be increased to approximately $ 13.1 million. The Bank also services its clients with a broad range of banking products such as credit cards and consumer loans, although those are not significant activities of the Bank.

A key element of the Bank’s plans for expansion is to strengthen core deposits by focusing on business banking and business lending to clients from whom we can obtain their entire core deposit banking relationship. We have strengthened our cash management services to include remote deposit and online cash management, and have targeted marketing and business development efforts to attract these clients , although no assurances can be given regarding our future success. We have had success in these efforts over the last year, with noninterest-bearing deposits increasing from 8.8% of total deposits as of September 30, 2009 to 13.4% of total deposits as of September 30, 2010.

We believe the Bank is uniquely well-suited to address the financial needs of women-owned or -managed businesses and to provide capital support and lending services to those targeted markets. The Bank has preferred lender status with the SBA and employs SBA sponsored programs to assist builders refinance and term-out current lines of credit. The Bank works closely with targeted non-profit organizations to assist in restructuring their financial programs and develop new long-term solutions. The Bank also has helped local non-profits establish micro-enterprise programs to help them become self-sustaining.

The weakened state of the financial services industry in general, the FDIC assisted sale of local community bank competitors, and the deteriorating condition of several other local and regional competitors present other opportunities for us to gain market share. The weakened institutions are curtailing lending or selling loans as a means of preserving capital and protecting liquidity. Many of their credit - worthy clients have experienced the frustration of having lines of credit frozen or called and have had service interruptions due to staff reductions and changes at the troubled institutions.

The Mission of Circle Bank

The mission of Circle Bank is to champion the entrepreneurial goals and personal aspirations of its customers by delivering uncommonly friendly, responsive and respectful service and tailored financial solutions that enable clients to reach their full economic potential, while providing a sustainable return to our shareholders, continuing opportunities for our employees and enriching the communities we serve.

Circle Bank Values

We value relationships with our customers and emphasize “personalized banking” concepts. We offer competitive products and services. We strive to exceed our customers’ expectations. We believe that the use of state-of-the-art technology helps each employee to devote more time and attention to personal service, respond more quickly to a client’s requests and deliver services in the most timely and efficient manner possible.

Market Area

The Bank primarily operates and markets its products and services to small- to medium-sized businesses and entrepreneurs in the “San Francisco Bay Area.”  The San Francisco Bay Area consists of nine counties and encompasses the metropolitan areas of San Francisco and San Jose, as well as four other smaller metropolitan areas. The region is well known for its wealth and high cost of living, and includes the five wealthiest counties in California. It is home to many cities, towns, military bases, airports, and associated regional, state, and national parks, and is interconnected by a massive network of roads, highways, ferries, railroads, bridges, tunnels and commuter rail lines that form the Pacific coastal hub of transportation for the northern two-thirds of California. The San Jose-San Francisco-Oakland Combined Statistical Area, which includes all of the San Francisco Bay Area and also all of San Benito and Santa Cruz counties, has 7.4 million people. The combined San Francisco-San Jose urban area is the 50th largest urban area in the world.

According to the Association of Bay Area Governments, the San Francisco Bay Area’s population has grown from 7.1 million in 2005 and 6.8 million in 2000 and is projected to grow to 7.7 million by 2015.  According to the 2006-2008 American Community Survey, the racial makeup of the Bay area is 58.2% white, 21.2% Asian, 0.6% Pacific Islander, 6.6% black, 0.5% Native American, and 12.9% from other races. Most of the population of the San Francisco Bay Area is between the ages of 25 to 54, with those between the ages of 25 to 34, 35 to 44, and 45 to 54 making up 13.2%, 16.2% and 15.5%, respectively.

The San Francisco Bay Area is one of the wealthiest regions in the United States due, primarily, to the economic power engines of San Francisco and San Jose. The area has approximately 123,621 millionaire households. Among medium-sized cities, Pleasanton has the highest household income in the country, and Livermore the third highest. However, discretionary income is very comparable with the rest of the country, primarily because the higher cost of living offsets the increased income.  While only 26% of households nationwide boast incomes of over $75,000 a year, 48% of households in the San Francisco Bay Area enjoy such incomes. The percentage of households with incomes exceeding $100,000 in the San Francisco Bay Area was double the nationwide percentage. Approximately 31% of households in the San Francisco Bay Area had a six figure income, versus less than 16% at the nationwide level.  Overall the largest income bracket in the San Francisco Bay Area were households making between $100,000 and $150,000 annually, who constituted roughly 18% of households. On a national level the largest income bracket were households with incomes between $30,000 and $40,000 who constituted 13% of all households nationwide.

  The San Francisco Bay Area boasts one of the most educated workforces in the world and – with almost one-quarter of the population born outside the United States – one of the most culturally mixed as well.

Per capita personal income growth in the region has been very strong and consistent over a long period of time.  Since 1995, per capita income has grown between 80% and 100% across all metropolitan statistical areas that comprise the San Francisco Bay Area. According to the Association of Bay Area Governments, the San Francisco Bay Area’s population is growing larger, older, and more diverse. By 2020, 8.0 million people will inhabit the region. However, the region is growing more slowly than the State of California. Between 1995 and 2020, the population of the San Francisco Bay Area will grow approximately 22%, while California’s will jump 53%. The most dramatic demographic change will be the sharp increase in the number of people 65 and older. Between 1995 and 2020, this age group will nearly double, growing from 12% of the population in 1995 to 20% in 2020. But the most startling increase will be in the over-85 age bracket, which will more than double, expanding from 91,600 ( or 1.4% of the population) in 1995 to more than 223,000 (2.8%) in 2020.

 The San Francisco Bay Area is home to many well-known cities and landmarks and is also home to the Silicon Valley, the premier high technology region of the world. Ranging from Redwood City in the north to San Jose in the south, Silicon Valley is home to many of the industry leaders in technology, including Google, Yahoo!, Cisco, Apple, Oracle, and Hewlett-Packard. Largely due to Silicon Valley’s influence, the San Francisco Bay Area ranks second to only the larger New York City region in concentration of Fortune 500 companies. Some of the largest companies headquartered in the San Francisco Bay Area include Chevron Corporation, Hewlett-Packard Company, McKesson Corp, Wells Fargo & Company, Apple, Incorporated, Safeway, Incorporated, Intel Corporation, Cisco Systems, Inc., Oracle Corporation, Google, Incorporated, The Gap, Incorporated, PG&E Corporation, URS Corporation, eBay, Inc., and Synnex Corporation.  On the east side of the San Francisco Bay Area, the city of Oakland has the fifth largest container shipping port in the United States and is a major rail terminus. The region’s northern counties also encompass California’s famous “Wine Country,” home to hundreds of vineyards and wineries.

While the economy of the San Francisco Bay Area is generally diverse, some of the sub-regions that comprise the San Francisco Bay Area – South Bay (Santa Clara County), East Bay (Alameda and Contra Costa Counties), North Bay (Marin, Sonoma and Napa Counties); the Peninsula (San Mateo and northwest Santa Clara Counties), San Francisco, Santa Cruz and San Benito Counties – are known individually for their specializations.   The South Bay specializes in hi-tech manufacturing and information technology; San Francisco specializes in professional and technical services, and finance; the East Bay specializes in heavy manufacturing, logistics and trade, and the North Bay specializes in high-end agriculture.

Lending Activities

The Bank provides a broad range of commercial and real estate lending products to small corporations, partnerships and individuals. The Bank actively markets its services to qualified borrowers. Lending officers actively solicit the business of new borrowers entering the Bank’s market areas, as well as established members of the local business community. The Bank has established lending policies which include a number of underwriting factors to be considered before making a loan including, but not limited to:

●	the borrower’s location and purpose of the loan;

●	the borrower’s industry and past success in that industry;

●	the value of any collateral pledged to secure the loan, if any;

●	the borrower’s cash flow;

●	prevailing interest rates for loans of similar risk; and

●	the borrower’s net worth, liquidity and credit history.

As part of the loan monitoring activity, Bank management and the Director’s Loan Committee meet regularly to review the loan portfolio and identify loan problems. Any problem loans are monitored and aggressively pursued to seek early resolutions. Also, Bank’s management presents detailed reports on the loan portfolio to the Board of Directors during their monthly meetings.

The loan portfolio is diversified regarding product mix, loan to value ratio, and debt service coverage ratio. As of September 30, 2010, 32. 7 % of our loans were secured by one-to-four unit residential loans, 36.9 % were secured by commercial real estate loans, and 23.7 % were secured by multifamily loans, as seen in the following table ( dollars in thousands):

Loan Type	# of loans	Balance	Average Balance	Average Age (months)	Average Rate	% of Total
Real estate - commerical	130	$91,279	$702	51	7.18%	36.9%
Real estate - multi-family	66	58,479	886	49	7.01%	23.7%
Real estate - residential 1-4	250	80,889	324	38	7.21%	32.7%
Real estate - construction & land	7	3,603	515	46	6.41%	1.5%
Commercial	171	12,373	72	26	6.17%	5.0%
Installment and other	60	442	7	23	6.81%	0.2%
Total	684	$247,065	$361	45	7.08%	100.0%

Approximately 99% of the Bank’s loan portfolio is comprised of four loan categories.  Commercial real estate loans, multi-family real estate loans, single family real estate loans and commercial and industrial loans comprise approximately 37%, 24%, 33% and 5%, respectively, of the Bank’s total loans.  Commercial real estate and multi-family real estate loans present the highest risk to the Bank due to the potential deterioration in the value of the subject property and a decline in the subject property debt service.   Of the Bank’s current non-performing assets, there are six loans classified as commercial real estate or multi-family real estate loans which account for $3.74 million in non-performing assets.

Commercial and industrial loans, which comprise approximately 5% of the Bank’s loan portfolio, have the second highest risk ranking because these loan types are generally secured by only business assets and, therefore, are particularly vulnerable in light of the current economic downturn.  To mitigate this risk, approximately 23% of the Bank’s commercial and industrial loans are guaranteed by the federal government’s Small Business Administration, or SBA.   Currently, none of the Bank’s non-performing assets are comprised of any commercial or industrial loans.

Single family residential loans, which are comprised of the Bank’s fractional tenant in common loans, present the lowest risk of these four loan categories.   This group represents the Bank’s “consumer loans.”  Historically, single family residential loans have performed very well since inception in 2005. However, these loans are a specialty product with limited liquidity in the market place and, therefore, may be more vulnerability to value weakness. Of the Bank’s current non-performing assets, there are seven loans classified as single family residential loans which account for $1.97 million in non-performing assets.

It is the Bank’s policy to obtain updated valuations of the collateral securing the Bank’s loans under the following circumstances:

●	the loan is renewed or extended;
●	the original appraisal assumptions are not met or have significantly changed;
●	a significant economic downturn occurs in the geographic location of the collateral or the source of repayment;
●	there is deterioration in the financial condition of the borrower;
●	there is a negative activity in the real estate industry that could affect the collateral (e.g. declining home sales, significant increases in available commercial or retail space); or
●	there is obvious credit deterioration such as chronic past due, non-accrual or a substandard classification.

Full appraisals are obtained on all loans that are collateral dependent and are classified “Substandard” or are transferred to foreclosed real estate.  For other valuations triggered by the above events, the Bank may use a limited valuation model which consists of a physical inspection and a new valuation analysis based on more current comparables. Over the last 21 months, as the Bank has gone through this process, values have shown consistent deterioration in all collateral sectors.  Due to this decrease in value, combined with the increase in the loan volume, the Bank has increased the loan loss reserve by $1.41 million, and from 1.05% of the loan portfolio to 1.54%, from December 31, 2008 through September 30, 2010.

Also, as a result of the deterioration in collateral values during the nine months ended September 30, 2010, the Bank has written down the value of its foreclosed real estate by $112,000, has recorded charge offs of $100,000, and has recorded specific reserves for another $177,000 on the Bank’s “Substandard” loans.

Loans are broken out by original loan - to - value ratio ranges in the following table ( dollars in . thousands):

Original Loan to Value Ratio	# of loans	Balance	Average Balance	Average Age (months)	Average Rate	% of Total
0% - 9%	1	$26	$26	89	6.80%	0.01%
10% - 19%	15	2,494	166	41	6.91%	1.01%
20% - 29%	15	4,071	271	51	7.50%	1.65%
30% - 39%	17	5,883	346	50	6.98%	2.38%
40% - 49%	35	15,653	447	45	7.28%	6.34%
50% - 59%	72	44,279	615	38	7.07%	17.92%
60% - 69%	95	54,481	573	49	7.16%	22.05%
70% - 79%	137	70,717	516	51	7.14%	28.62%
80% - 89%	67	35,380	528	38	7.10%	14.32%
90% - 99%	6	1,245	207	22	7.45%	0.50%
100% +	3	51	17	77	5.74%	0.02%
Loans with LTV’s	463	$234,280	$506	46	7.14%	94.83%

Loans without LTV’s	221	$12,785	$58	30	6.13%	5.17%

Total Loans	684	$247,065	$361	45	7.08%	100.00%

As of September 30, 2010, the weighted average debt service coverage ratio (“DSC”) was 1.32% for loans with DSC ratios. 8.2% of the portfolio has DSCs less than 1.00 : 1 and 10.2% of the portfolio has DSCs greater than 1.50:1, as seen in the following table ( dollars in thousands).  The average loan-to-value percentages are based on the original loan amount:

					Average
			Average	Average	Age	Average	Average
DSC Range	# of loans	Balance	Balance	DSC	(months)	LTV	Rate	% of Total
<0.50 : 1	2	$858	$429	0.34	$39	75.00%	6.70%	0.35%
0.50 - 0.59 :1	2	1,633	817	0.56	61	62.47%	9.06%	0.66%
0.60 - 0.69 :1	3	3,606	1,202	0.63	56	67.59%	7.35%	1.46%
0.70 - 0.79 :1	6	5,857	976	0.71	49	70.80%	7.94%	2.37%
0.80 - 0.89 :1	3	3,910	1,303	0.86	59	70.38%	7.51%	1.58%
0.90 - 0.99 :1	6	4,291	715	0.95	42	66.44%	5.10%	1.74%
1.00 - 1.09 :1	15	11,145	743	1.04	49	61.99%	6.99%	4.51%
1.10 - 1.19 :1	28	16,594	593	1.15	56	63.38%	6.94%	6.72%
1.20 - 1.29 :1	15	14,451	963	1.22	67	58.67%	7.15%	5.85%
1.30 - 1.39 :1	11	9,714	883	1.33	41	60.31%	6.51%	3.93%
1.40 - 1.49 :1	9	5,189	577	1.45	71	62.09%	7.20%	2.10%
1.50 - 1.59 :1	9	8,722	969	1.51	42	58.64%	7.36%	3.53%
1.60 - 1.69 :1	2	404	202	1.63	130	59.43%	8.36%	0.16%
1.70 - 1.79 :1	4	3,680	920	1.71	27	44.52%	7.40%	1.49%
1.80 - 1.89 :1	4	1,673	418	1.82	89	56.41%	6.68%	0.68%
1.90 - 1.99 :1	4	1,264	316	1.93	89	53.52%	6.49%	0.51%
> 2.00:1	15	9,352	623	2.75	51	47.69%	7.38%	3.79%
Loans with DSC’s	138	$102,342	$742	1.32	$54	60.49%	7.09%	41.42%

Loans without DSC’s	546	$144,724	$265	N/A	$38	N/A	7.08%	58.58%

Total loans	684	$247,065	$361	N/A	$45	N/A	7.08%	100.00%

As of September 30, 2010, the loan portfolio has a weighted average age of 45 months, with 21.8 % of the portfolio being originated in 2006 and 22. 5 % being originated in 2007, as seen in the following table ( dollars in thousands):

				Average
			Average	Age	Average
Origination	# of loans	Balance	Balance	(months)	Rate	% of Total
Before 2000	12	$2,879	$240	140	7.98%	1.2%
2000	8	1,326	166	123	8.46%	0.5%
2001	6	1,485	248	114	7.88%	0.6%
2002	18	7,643	425	97	7.29%	3.1%
2003	25	8,987	359	87	6.64%	3.6%
2004	42	19,339	460	75	6.62%	7.8%
2005	48	15,385	321	63	6.55%	6.2%
2006	121	53,773	444	51	7.26%	21.8%
2007	131	55,611	425	38	7.26%	22.5%
2008	138	39,060	283	28	7.11%	15.8%
2009	65	21,579	332	16	7.19%	8.7%
2010	70	19,998	286	4	6.65%	8.1%
	684	$247,065	$361	45	7.08%	100.0%

In 2009, total loan originations for all types of SBA lending was $4.1 million. Through September 2010 this volume has reached $ 12.0 million.

Loan requests are submitted through various channels: originated at the branch level, generated by the outside sales staff and/or direct requests to the loan department. All requests are reviewed by the loan department underwriting staff for ability to repay, liquidity, credit and overall soundness. If deemed acceptable, a ‘Letter of Interest’ (LOI) is issued which describes the terms and conditions of the proposed credit. If the offer is accepted by the applicant, the LOI is signed and submitted back to the Bank along with a deposit. Once the executed LOI is received, the request is then underwritten for final approval. Depending on the loan size, requests may be approved by individual underwriters, the Chief Credit Officer, the CEO, and/or the Directors Loan Committee.

All credit categories have concentration limits which are established by the Board of Directors. These categories are monitored and are reported quarterly to the Board of Directors.

Enhanced Credit Administration

Due in large part to the challenging economic environment in which banks are operating, bank regulators are insisting that banks improve their loan grading system, develop systems for early identification of problem loans, enhance credit administration for all types of lending, but particularly construction and real estate related lending, identify and correct underwriting and loan administration deficiencies and comprehensively analyze and fully fund the allowance of the loan losses. The Bank has policies in place which address each of these areas. Management monitors delinquent loans continuously and identifies problem loans to be evaluated individually for impairment testing. For loans that are determined impaired, formal impairment measurement is performed at least quarterly on a loan-by-loan basis. Based upon the current economic climate, these policies and procedures are continually reviewed and upgraded.

As of September 30, 2010 we had $ 5.66 million in non-performing loans and $2. 14 million in foreclosed real estate, for a total of $ 7.80 million in non-performing assets, as detailed in the following table ( dollars in thousands):

September 30, 2010

Non-performing Loans:
		Month	Current
Asset Type	Balance	Originated	LTV	Status

Real estate - multi-family	$799	Nov-06	97.0%	In foreclosure. Sale date November 2010
Real estate - commercial	753	Aug-05	91.0%	Past Maturity, in foreclosure. $30,000 specific loss recorded. Sale date January 2011.
Real estate - commercial	600	Sep-06	66.6%	Borrower in bankruptcy. Possible foreclosure.
Real estate - commercial	592	Apr-05	56.4%	Borrower in bankruptcy. Possible modification/renewal.
Real estate - commercial	500	Apr-07	73.0%	2nd Lien behind $2.15 million first. First in foreclosure.
Real estate - multi-family	468	Mar-06	94.0%	In foreclosure. Sale date December 2010
Real estate - residential 1-4	357	Oct-07	79.0%	FTIC, in foreclosure. Sale date November 2010
Real estate - residential 1-4	339	Jun-07	77.0%	Past due, in forebearance. $25,000 specific loss recorded.
Real estate - residential 1-4	281	Aug-07	66.0%	FTIC, in foreclosure. Sale date November 2010
Real estate - residential 1-4	280	Jun-07	64.0%	Past due, in forebearance.
Real estate - residential 1-4	266	Jun-07	68.0%	FTIC, in foreclosure. Sale date January 2011
Real estate - residential 1-4	232	Jan-08	80.0%	FTIC, in foreclosure. Sale date January 2011
Real estate - residential 1-4	192	Sep-04	34.0%	Floatiing home, in foreclosure. Sale date November 2010
	$5,659

Foreclosed real estate:
		Month
Asset Type	Balance	Foreclosed		Status

Commercial land	$2,142	Jun-10		Six acres, Windsor CA. $112,000 write-down recorded September 2010. Listed for sale. In negotiations with potential buyer.
Non-performing Assets	$7,801

The above valuations are based on most recent information available, including appraised values, prices for similar properties in similar markets, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data. These valuations represent management’s best estimate including periodic re-grading of loans based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, and other factors as warranted. These valuations are updated no less than quarterly. It is possible that the above valuations will decrease, and that the number of nonperforming assets will increase, in the coming quarters depending on local economic trends, real estate valuations, and borrowers’ financial positions.

Troubled Debt Restructurings

Troubled Debt Restructurings, or “TDRs” are restructured loans that the Bank, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider such as forgiveness of principal and/or interest or the offering of a non-market interest rate. Temporary forbearance of payments (not to exceed 90 days) and changes in line with current market offered terms are not considered a “TDR” loan.  As of the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and as of the nine months ended September 30, 2010, the Bank did not have any TDRs.

Commercial Loans

The Bank offers a variety of commercial loan products, including the full complement of SBA loans, which are customized to fit the needs of the individual entrepreneurial client. Collateral for these loans generally includes real estate and occasionally accounts receivable and inventory or equipment. On commercial loans, the Bank generally requires personal guarantees from the borrowers. Terms of commercial business loans generally range from one to two years for lines of credit and up to ten years for term loans. A significant portion of our commercial business loans have floating interest rates or re-price within one year.

Real Estate and Construction Loans

The Bank performs due diligence on all loans that it underwrites, including real estate loans. Most of the real estate secured loans that the Bank underwrites and makes are for owner-occupied or investor-owned commercial and residential properties. Most of the Bank’s real estate loans are for terms of up to fifteen years, with fixed rates not to exceed five years.

The Bank has $3, 603 ,000 in land and construction loans in its portfolio. Land loans as of September 30, 2010 totaled $1, 566 ,000 and construction loans totaled $2, 037 ,000. These construction loans are multi-family loans which are rehabbed and converted into tenant-in-common home ownership. These loans are generally for terms of up to 24 months and are taken out with permanent single family financing.

Loans secured by tenant-in-common and multifamily properties, in the aggregate , represent a significant portion ( 56.4%) of the Bank’s loan portfolio as of September 30, 2010, which represents a significant concentration in our loan portfolio.

TIC loans provide individual financing on properties held as tenants-in-common. This “fractionalized” TIC loan allows for individual sales and refinancing without disturbing other owners’ financing arrangements. These loans have been made since 2005 and to-date at least eight bay area banks have originated this type loan. The total financed among all the banks is estimated to be in excess of $500 million. Because these loans are originated with significant down payments and conservative underwriting, to-date the Bank has recorded only $25,000 in specific loan losses on these loans since the inception of the product.

Consumer Loans

The Bank makes consumer installment loans when necessary to accommodate the owners and principals of our commercial borrowers. Consumer loan products include automobile, recreational vehicle financing, home equity lines of credit and credit card products. These products are generally offered as an accommodation to our commercial customers and we do not actively market or seek out these types of loans from the general public.

Small Business Administration Loans

The Bank markets Small Business Administration, or SBA, loans for qualifying businesses to meet their working capital and real estate needs. The Bank is qualified under the SBA’s Preferred Lender Program. Preferred Lender status allows us to, in effect, become the SBA underwriter and expedite evaluation of loan requests which assists us in developing new SBA business. Depending on the Bank’s needs and the pricing offered for SBA loans in the secondary market, the SBA guaranteed portion of the loan may either be sold or retained in our loan portfolio.

Loan Participations

In the ordinary course of business, the Bank may from time-to-time buy and sell loan participations, especially when loans exceed the Bank’s lending limit, or to manage credit concentrations and reduce risk in the Bank’s loan portfolio. Participating with other financial institutions allows the Bank to earn additional revenue without the additional overhead associated with originating a loan. Management has historically purchased whole loans and/or participations in order to diversify the Bank’s loan products across a wider geographic, demographic and industry range.

The following table shows the Bank’s loan participations as of the dates indicated:

	September 30,		December 31,
	2010	2009	2009	2008
	(Dollars in thousands)
Loan Participations Purchased
Real estate - commercial	$3,722	$3,795	$3,778	$3,191
Real estate - multi-family	1,294	1,317	1,312	836
Real estate - residential 1-4	46	49	48	51
	$5,062	$5,161	$5,138	$4,078
Loan Participations Sold
Real estate - commercial	$711	$837	$806	$948
Real estate - multi-family	214	1,064	618	1,826
Commercial	1,514	2,674	2,666	2,962
	$2,439	$4,575	$4,090	$5,736

Deposit Portfolio

The Bank obtains deposits primarily from consumers and small businesses in its local market areas. Over the last year the Bank has hired new managers and has focused its sales and marketing efforts to increase deposits overall and increase the percentage of core deposits. Total deposits have increased by 28.5 % and noninterest-bearing deposits have increased by 95.3 % from September 30, 2009 through September 30, 2010. During that same period of time the cost of deposits has decreased from 1. 44 % to 1. 04%. This compares to an increase in the 11th District Monthly Weighted Average Cost of Funds Index (“COFI”) from 1. 41 % to 1. 71 % over the same time period. Consequently, the Bank’s cost of deposits was 67 basis points lower than the COFI as of September 30, 2010, as compared to 3 basis points higher than COFI as of September 30, 2009. See the following table (Dollars in thousands):

	September 30,
	2010		2009		$ Change	% Change
	Balance	% of Total	Balance	% of Total
Noninterest-bearing deposits	$31,455	13.4%	$16,107	8.8%	$15,348	95.3%
Interest bearing and money market accounts	88,700	37.7%	98,025	53.6%	(9,325)	-9.5%
Savings deposits	3,985	1.7%	3,595	2.0%	390	10.8%
Time deposits	110,918	47.2%	65,235	35.7%	45,683	70.0%
Total deposits	$235,058	100.0%	$182,962	100.0%	$52,096	28.5%

Period end cost of deposits	1.04%		1.44%			-0.41%
11th District Cost of Funds COFI)	1.71%		1.41%			0.30%
Difference vs. 11th Dist. COFI	-0.67%		0.03%			-0.71%

The Bank opened its fifth branch in the Noe Valley area of San Francisco in May 2010. This branch reached $ 8.1 million in deposits in its first five months of operations. The Bank also has one additional branch location currently in progress. The branch will be a 3,000 sq. ft. retail branch located in the Corte Madera Town Center, Corte Madera, CA. As of September 2010, the shopping center was 97% occupied. The lease has been negotiated and executed and all regulatory approvals have been received. The branch is estimated to open in the Winter of 2011. Additionally, we have identified several geographies in the greater San Francisco Bay Area that are complementary to our business model of delivering uncommonly friendly, responsive and respectful business banking services and tailored financial solutions. We will pursue a presence in these geographies as opportunities arise through acquisitions, purchases, and/or de-novo branches.

Competition

The Bank’s market area is competitive. The Bank competes for loans principally through the range and quality of services it provides and the relationships established with customers. Management believes that the Bank’s reputation in the communities it serves and its personal service philosophy enhance the Bank’s ability to compete favorably in attracting and retaining individual and business clients. Management also believes that they have an advantage over the larger national and “super regional” institutions because they are locally owned and managed by local, well respected and experienced bankers.

The market area has a large number of financial institutions, most all of which are branch offices of larger commercial and savings banks. Competition in the Bank’s market area generally consists of deposit gathering offices of larger commercial banks and/or credit unions. These institutions emphasize retail consumer banking products as opposed to a commercial banking services. Decision making on commercial loans of some of these institutions is located outside the local market area, taking place out of town or, in some cases, out of state. Consequently, their local branch managers may have very little latitude in making credit decisions or discretion in providing services for extraordinary banking transactions. Therefore, Management believes that by having local decision makers, they have a competitive advantage over larger competitors.

Management also believes that mergers, acquisitions and downsizing have and will continue to foster impersonal banking relationships which, in turn, may cause dissatisfaction among the targeted customer population. Moreover, many of the Bank’s larger competitors do not offer adequate private banking services, since their emphasis is on large volume and standardized retail products.

The Bank also faces growing competition from other community banks. These institutions have similar marketing strategies as Circle Bank’s. As with the Bank, these other community banks have also been successful and are strong evidence regarding the potential success of the community banking sector.

The Bank also faces competition from many other types of financial institutions, including, without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, the Bank’s competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in the Bank’s market areas.

To compete with other financial institutions, the Bank uses, to the fullest extent possible, the flexibilities that a locally owned and operating industrial bank status permit. This includes an emphasis on meeting the specialized banking needs of community businesses and individuals through personal contact by bank officers, directors and employees, and by providing experienced management and staff.

On February 19, 2009, the Bank received approval from the DFI to convert from a California state chartered industrial bank to a California state chartered commercial bank. The Bank will consummate its conversion to a commercial bank immediately after Circle Bancorp receives regulatory approval to become a registered bank holding company under the Bank Holding Company Act of 1956, as amended. We believe that the Bank’s conversion to a commercial bank will significantly facilitate our planned expansion.

Concentrations

The top 25 largest borrowers account for approximately $60.2 million (in the aggregate) in loans, or 24% of the total portfolio. The top 25 largest depositors account for approximately $32.3 million, or 14.3% of total deposits. The Company is not dependent on any single customer or group of customers, although the loss of a significant portion of the large depositors in a short period of time would have an adverse effect on the liquidity position of the Company.

Employees

We have 62 full-time equivalent employees as of September 30, 2010. None of the Bank’s employees are covered by a collective bargaining agreement. We consider our employee relations to be excellent. The Bank has been voted “one of the North Bay’s Best Places to Work ”3 by its employees for the past four consecutive years.

Properties

The Bank leases space for administrative offices and its five branches located in Novato, Petaluma, San Francisco, San Rafael, and Santa Rosa, California, and for the planned Corte Madera branch that is expected to open in January 2011. The following is a list of leased properties and the material terms of their respective leases:

			Monthly Rent as of
		Square Feet of	September 30,	Lease
Name and Location	Use of Facilities	Office Space	2010	Expiration Date

Corporate/Novato Branch Office	Corporate Headquarters	5,390	$17,046	May 2013
1400 Grant Avenue	& Branch Office
Novato, California

Petaluma Branch Office	Branch Office	2,809	$7,303	October 2015
35 E. Washington
Petaluma, California

San Rafael Branch Office	Branch Office	4,900	$9,507	October 2015
1200 Fifth Avenue
San Rafael, California

Santa Rosa Branch Office	Branch Office	3,000	$10,255	May 2016
19 Old Courthouse Square
Santa Rosa, California

Santa Rosa Office (1)	Administrative Office	1,471	$3,456	November 2010
290 B Street, Suite 200
Santa Rosa, California

San Francisco Branch Office	Branch Office	2,426	$9,704	April 2015
3936-3938 24th Street
San Francisco, California

Corte Madera Branch Office	Branch Office under	3,084	$10,794	September 2020
303 Corte Madera Town Center	constuction, projected
Corte Madera, California	to open January 2011

Administrative Officecs	Administrative Officecs	2,484	$4,148	July 2011
1450 Grant Ave
Novato, California

(1) - The lease for the property located at 290B Street, Santa Rosa, CA was not renewed. The Bank relocated it’s staff to the Novato office in August 2010.

The Bank has acquired a property at 999 Grant Avenue, Novato, California, to be the future site of its corporate

3 Source: North Bay Business Journal “Best of” 2007, 2008, 2009, 2010.

headquarters and the new site for the Novato branch. The development of this property entails the demolition of the existing building on the site and the construction of a new building, consisting of administrative office space, the new Novato branch, and space to be leased to retail tenants. As of September 30, 2010 the Bank has incurred costs of $1, 721 ,000 to acquire this property. $1,655,000 of this amount is included in property, plant, and equipment and represents the costs to acquire the property, and $ 66 ,000 is in other assets and represents permit and consulting costs to develop the property. This Bank-owned property represents a capital and liquidity investment by the Bank. Such investment will increase if and when the property is developed. In addition, the development of the property may require a significant amount of management’s time and effort.

Legal Proceedings

From time to time the Bank or the Company may become parties to various legal actions arising in the normal course of business. Management does not believe that there are any proceedings threatened or pending which, if determined adversely, would have a material adverse effect on the Bank’s or the Company’s financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about individuals who currently serve as our executive officers and/or directors. The Company knows of no family relationship between directors and executive officers of the Company other than between Kit M. Cole, Chief Executive Officer and Chairman of the Board of the Company and a director of the Bank, and Kimberly Kaselionis, Chief Executive Officer and Chairman of the Board of the Bank and a director of the Company. Ms. Kaselionis is the daughter of Ms. Cole.

Name	Age	Title
Kit M. Cole	69	Chief Executive Officer, Chairman of the Board of the Company, and Director of the Bank
Kimberly Kaselionis	49	Chief Executive Officer, Chairman of the Board of the Bank, and Chief Operating Officer and Director of the Company
Patrick McCarty	61	Chief Credit Officer and Senior Vice President of the Bank
Michael Moulton	49	Chief Financial Officer and Senior Vice President of the Company and the Bank
Arthur R. Chatham	68	Director of the Company and the Bank
Frank Doodha	74	Director of the Company and the Bank
Steven Ghirardo	52	Director of the Company and the Bank
Steven Leonard	48	Director of the Company and the Bank

The following is a biographical summary of each of our executive officers:

Kit M. Cole has served as the Chief Executive Officer of the Company from November 2008 through October 8, 2009 and since November 5, 2009, and as a director and Chairman of the Board of the Company and the Bank since 1999. Ms. Cole has over 30 years of experience in both the banking and financial services industries. In 1996 Ms. Cole led a group of private investors to recapitalize Circle Bancorp, effecting a change of control at that time. Ms. Cole has served as a Director and Chairman of Circle Bancorp and Circle Bank since 1999. She served as Chairman/CEO of Circle Bancorp from November 2008 until October 9, 2009 and again from November 5, 2009 until the present. Ms. Cole was the founder and Chairman/CEO of Epic Bancorp (now Tamalpais Bancorp) and Tamalpais Bank from its inception through 2005, when she became Executive Chairman of Epic Bancorp. Ms. Cole retired from Epic Bancorp in November 2007. Ms. Cole was the principal organizer and first Chairman of New Horizons Savings in 1981, which was sold to Luther Burbank in 1996. In 1997 Ms. Cole was inducted into the Marin County Women’s Hall of Fame. Ms. Cole has a Masters in Business Administration from University of California, Berkeley. As a result of her background in both the banking and financial services industries and in light of her experience serving as our Chief Executive Officer and as a member of our Board of Directors during the past 11 years, we believe Ms. Cole provides the Board of Directors with an understanding of all aspects of our business, and therefore should serve on our Board.

Kimberly Kaselionis serves as the Chairman and Chief Executive Officer of Circle Bank (since 1996) and as a director of the Company. She has been a member of the Board of Directors of Circle Bancorp and Circle Bank since 1991. Ms. Kaselionis served as the Chief Executive Officer of the Company between July 1996 and November 2008. She also served as Chief Executive Officer of the Company between October 8, 2009 and November 5, 2009. She has been on Board of Directors of Sutter Marin Hospital since 2007 and is the 2009 President of the Novato Chamber of Commerce. Ms. Kaselionis was named as a Northern California finalist in the Ernst & Young Entrepreneur of the Year Awards competition.

In late 2009, Ms. Kaselionis became one of only two California community bank CEOs to sit on America’s Community Bankers Council. Ms. Kaselionis won North Bay Business Journals’ Women in Business Leader, Innovators and Visionaries in 2007. Ms. Kaselionis has a Bachelor of Arts degree in accounting and a Masters in Business Administration. As a result of her 19 years of experience as a director of the Company and the Bank, and her 14 years of experience as Chief Executive Officer of the Company and the Bank, we believe Ms.Kaselionis provides the Board of Directors with an understanding of all aspects of our business, and therefore should serve on our Board.

Patrick McCarty has served as Chief Credit Officer and Senior Vice President of Circle Bank since 2003. He manages all aspects of the Bank’s credit functions, including loan servicing, underwriting, policies and personnel. Mr. McCarty has 35 years of bank experience managing loan portfolios in all types of credit markets at five different financial institutions ranging from multi-bank holding companies to small community banks. He was appointed to the board of the Affordable Housing Consortium of Sonoma County in 2005. From 1992 to 2002, Mr. McCarty served as the President and Chief Credit Officer of Premier Funding Group, a private banking company in Arlington, Texas that was formed to acquire and work out assets from the Resolution Trust Corporations and FDIC where his duties included managing all aspects of the company’s financial and credit functions. From 1988 to 1992, Mr. McCarty was the Chief Financial Officer of First Savings Bank in Arlington, Texas. He is a graduate of Texas A & M University with a Bachelor degree in finance.

Michael Moulton joined Circle Bank as the Chief Financial Officer and Senior Vice President in September 2009 and became the Company’s Chief Financial Officer and Senior Vice President in October 2009, bringing with him 23 years of industry experience in accounting, investment management, financial planning and analysis, SEC reporting, investor relations, and secondary market activities. Prior to joining Circle Bank, Mr. Moulton was the Chief Financial Officer of Tamalpais Bancorp and Tamalpais Bank, which was placed into receivership with the FDIC in April 2010. He played key roles in public and private placements of debt and equity securities including private placements of trust preferred securities. He joined Tamalpais Bank in 1994 as Vice President, Controller and was named Chief Financial Officer of Tamalpais Bank in 1998, Chief Financial Officer of Tamalpais Bancorp in 2003, and Chief Financial Officer of Tamalpais Wealth Advisors in 2005. Prior to 1994, Mr. Moulton served in various accounting and financial and managerial capacities at San Francisco Federal Savings and Loan and two other financial institutions.

Board of Directors

The Company’s and the Bank’s Boards of Directors are comprised of six (6) persons. The following is a biographical summary of each of the four (4) non-employee directors:

Arthur R. Chatham, a general contractor for more than 30 years, brings to Circle Bank a knowledge of the entire process of buying, selling, owning and managing commercial and residential properties. He is experienced in handling all aspects of the purchase, development, construction, management, ownership and sale of all types of real property, as well as in handling all components of a real estate transaction from cost analysis to budgeting and planning. Mr. Chatham has been a director of the Company and the Bank since March 1998. He is Chairman of the Personnel and Compensation Committee and serves as a member of the Audit Committee and the Asset and Liability Committee. Mr. Chatham was also a founding Director of Tamalpais Bank from 1991 until 1995. During his tenure Mr. Chatham sat on the loan, ALCO and audit committees.

Frank Doodha began his career in the furniture industry while attending University of California, Berkeley where he majored in engineering. He combined his two passions in a new high-end furniture enterprise, the McGuire Company, where he worked for more than 40 years until his retirement in 1995 after having spent a decade as CEO/president of that company. As a small business owner, Mr. Doodha brings expertise to the Board on issues, including import and export, manufacturing, national and international distribution, personnel and marketing. During his tenure at McGuire, he guided the company from private ownership through four corporate buyouts while maintaining product quality and profitability. Mr. Doodha has been a director of the Company and the Bank since June 1996. During this period of time Mr. Doodha has served on the Audit Committee and the Personnel Committee of the Company and on the ALCO Committee, the Loan Committee, the Audit Committee and the Personnel Committee of the Bank

Steven Ghirardo has served on the Board of Directors of the Company and the Bank since May 2007. Mr. Ghirardo is the co- founder of Ghirardo CPA, a Novato-based certified public accounting firm, since 1990. He received a Bachelor of Arts in history from Stanford University in 1980 and a Masters of Business Administration from the University of California, Berkley in 1982. He is the recipient of the American Institute of Certified Public Accountants’ Prestigious Elijah Watt Sells Award. He holds a Masters in Taxation from Golden Gate University. Mr. Ghirardo has been a member of the Novato Rotary Club and served, for the last seven years, as the Treasurer of the Novato Rotary Endowment. Mr. Ghirardo’s knowledge of financial statements, the income tax code, his experience in dealing with small to intermediate sized business clients and his knowledge as a licensed real estate broker enables Mr. Ghirardo to be an important contributor as a Director of the Company and the Bank. Mr. Ghirardo serves as a member of the Loan Committee, the ALCO Committee, Audit Committee and the

Personnel and Compensation Committee of the Bank

Steven Leonard has served as a member of the Board of Directors of the Company and the Bank since January 2005. He is the Company’s and the Bank’s Corporate Secretary. He is currently a Senior Vice President at Cassidy Turley/BT Commercial , a commercial real estate company, a position he has held since November 2007. Beginning in 1992 until October 2007, he was the founding partner of Meridian Commercial, a commercial real estate firm in the North Bay area. He is a graduate of California State University, Sacramento and holds a Bachelor’s and Master’s degree in real estate land use affairs/urban geography. He has over 25 years of expertise in real estate matters and finance. Mr. Leonard’s knowledge of real estate and the trends and conditions of real estate in the Company’s service area, benefit the Company in assessing and managing the risk of its real estate borrowers and their collateral. Mr. Leonard serves as a member of the Audit Committee, the Personnel and Compensation Committee and the Asset and Liability Committee of the Company. He also serves as a member of the Loan Committee, ALCO committee, Audit Committee and Personnel and Compensation Committees of the Bank.

Board Composition

Our Third Amended and Restated Bylaws provide that our Board of Directors shall consist of not less than five (5) nor more than eight (8) directors, with the exact number being currently set at six (6) directors until changed by a bylaw amending our Bylaws that is duly adopted by our Board of Directors or by our shareholders. Each director shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held or the directors are not elected at such a meeting, the directors may be elected at any special meeting of shareholders held for that purpose. Each director shall hold office until the next annual meeting and until a successor has been elected and qualified.

Director Independence

Pursuant to the definition of “independent director” set forth in Nasdaq Stock Market (NASD) Rule 5605(a)(2), the Board has made an affirmative determination that the following members of the Board are “independent” within the meaning of such rule: Arthur R. Chatham, Frank Doodha, Steven Ghirardo and Steven Leonard. In making a determination as to each director’s independence, the Board considered the following relationships that exist between certain directors and the Company and/or the Bank:

●
Arthur R. Chatham, a director of the Company and the Bank, has entered into certain Project Management Services Agreements and a Consulting Services Agreement with the Bank, pursuant to which Mr. Chatham performs periodic construction management and property inspection projects for the Bank. Mr. Chatham did not provide these services in 2007 and 2008 and therefore received no payments related to construction project management services. Mr. Chatham received $16,870 in 2009 and $16,713 in the first nine months of 2010 for these services and has been engaged to assist with the construction of the Bank’s Corte Madera branch at a project fee not to exceed $25,000 as well as pre-construction consulting services for the project at 999 Grant Avenue, Novato, CA to not exceed $6,000 unless otherwise authorized by the Board of Directors.

●
Steven Leonard, a director of the Company and the Bank, has entered into a Consultation Fee Agreement with the Bank, pursuant to which Mr. Leonard performs periodic commercial leasing services for the Bank. Mr. Leonard received no commissions in 2009 and a $15,750 consulting fee in 2010 for services rendered in the acquisition of the future corporate offices located at 999 Grant Avenue, Novato, CA.

Committees of the Board of Directors

The Boards of Directors of the Company and Bank have a joint Audit Committee, Personnel and Compensation Committee, and an Asset and Liability Committee. Membership on each committee is aligned as much as possible with each individual director’s expertise and availability to serve.

Audit Committee. The Audit Committee consists of Steven Ghirardo (Chairman), Arthur Chatham, Frank Doodha, and Steven Leonard. Note that for Nasdaq listing purposes, neither Director Chatham nor Director Leonard would be deemed “independent” for Audit Committee purposes; provided, however, the listing rules: (i) provide an exemption for all but one of the members of the Audit Committee for 90 days following registration; and (ii) provide another exemption for a minority of the members of the Audit Committee for one year following registration. The committee is primarily responsible for:

●	oversight of internal and external auditors;

●	assessing the effectiveness of financial reporting and accounting systems and the interest rate risk management process;

●	assessing the effectiveness of and implementation of new reporting requirements of generally accepted accounting principles and regulatory requirements;

●	evaluating the adequacy of the Bank’s methodology for maintaining an appropriate loan loss reserve; and

●	reviewing the adequacy of insurance coverage.

Personnel and Compensation Committee. The Personnel and Compensation Committee is composed of Arthur Chatham (Chair), Frank Doodha, Steven Ghirardo and Steven Leonard. The committee is responsible for review and approval, subject to approval of the entire Board, of:

●	all senior and executive officers’ compensation matters;

●	employment contracts;

●	stock option plans;

●	granting stock options;

●	executive benefit programs;

●	senior executive employee job descriptions and pay; and

●	awarding discretionary bonuses.

Asset and Liability Committee. The Asset and Liability Committee is composed of Kit Cole (Chairman), Arthur Chatham, Frank Doodha, Steven Ghirardo, Kimberly Kaselionis, and Steven Leonard and is responsible for:

●	determining the appropriate mix of assets and liabilities and balance sheet positioning;

●	recommending the appropriate levels of leverage, interest rate risk, and liquidity risk to the Board of Directors;

●	approving strategies to improve net interest margin, reduce earnings volatility and minimize the changes in the market value of assets relative to that of the liabilities;

●	approving exposure limits for the investment portfolio; and

●	overseeing the pricing of loans and retail deposit products.

Legal Proceedings Involving Directors and Executive Officers

None.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all compensation awarded to, earned by, or paid by us to (i) our Chief Executive Officer and (ii) the two other most highly compensated executive officers during the last two completed fiscal years whose compensation exceeded $100,000 with respect to each of those years (collectively, the “Named Executive Officers”):

				Warrant	Non-Qualified
				and	Deferred
				Option	Compensation	All Other
Name and Position	Year	Salary	Bonus (1)	Awards (2)	Earnings	Compensation (3)	Total

Kit M. Cole (4)	2009	$129,503	$0	$27,163	$0	$43,459	$200,125
Chief Executive Officer of the Company	2008	$14,806	$0	$27,298	$0	$0	$42,104

Kimberly Kaselionis (5)	2009	$190,000	$54,150	$0	$15,048	$16,438	$275,636
Chief Executive Officer of the Bank	2008	$187,500	$68,739	$0	$73,200	$16,063	$345,502

Patrick McCarty (6)	2009	$150,000	$33,500	$1,495	$0	$18,867	$203,862
Senior Vice President Chief Credit Officer of the Bank	2008	$144,583	$17,466	$1,495	$0	$17,559	$181,103

(1) - The annual bonus is reported in the year in which bonuses were accrued.
(2) - The Black-Scholes pricing model was used to derive the fair value of the option and warrant awards. Also includes warrants granted to Ms. Cole.
(3) - Includes employer contributions to their individuals’ accounts pursuant to the Bank’s 401(K) plan.
(4) - All Other Compensation for Ms. Cole includes a $21,600 gain on the exercise and simultaneous sale of 10,000 shares of previously granted stock options in 2009, a car allowance of $6,250 in 2009, medical insurance benefits of $11,895 in 2009 and Directors fees of $3,750 in 2009 for the period of time she did not serve as CEO of the Company.
(5) - Non-Qualified Compensation for Ms. Kaselionis in 2008 includes an expense of $58,152 to adjust the cumulative deferred compensation liability. All Other Compensation for Ms. Kaselionis includes employer 401(K) plan contributions of $10,000 in 2009 and $9,375 in 2008, and health insurance expenses of $6,438 in 2009 and $6,668 in 2008.
(6) - All Other Compensation for Mr. McCarty includes employer 401(K) plan contributions of $7,500 in 2009 and $7,229 in 2008, and health insurance expenses of $11,367 in 2009 and $10,330 in 2008.

Employment Arrangements for Kit M. Cole

The employment arrangements for Kit M. Cole are specified in an Offer of Employment: Chief Executive Officer of Circle Bancorp dated November 5, 2009. Under the terms of this offer letter Ms. Cole, as an “at-will” employee, shall receive a salary of $175,000 per year, with performance responsibilities specified as directing the growth and acquisitions activities and the capital raising activities of the Company. In addition to her base salary Ms. Cole has cash compensation of up to $125,000 for managing the Preferred Stock Capital Raise, to be earned ratably upon an initial $10 million goal. Ms. Cole has cash compensation of up to $175,000 for the acquisition of assets, deposits, branches, and financial institutions. Bonuses will be calculated ratably and are payable at the close of each transaction. As of September 30, 2010 Ms. Cole has received a bonus of $44,500 associated with the Preferred Stock capital raise of $3,520,000. In December 2009 Ms. Cole received 10,000 warrants entitling her to acquire 10,000 shares of common stock at an exercise price of $9.48 per share, vested immediately. Ms. Cole has the ability to receive an additional 16,667 warrants entitling her to acquire 16,667 shares of common stock at an exercise price of $9.48, to be vested ratably with the cash bonuses related to capital raise and acquisition activities, allocated at 41.67% for leading the capital raise and 58.33% for closing acquisitions. Ms. Cole receives an automobile allowance of $500 per month and other benefits consistent with a full-time employee of the Bank, including Company paid health insurance and participation in the 401(K) plan with a Company match of up to 5%.

Effective November 17, 2010, the employment arrangement for Ms. Cole, dated November 5, 2009, was replaced by a new Offer of Employment: Chief Executive Officer of Circle Bancorp. Under the terms of this offer letter, Ms. Cole, as an “at-will” employee, will receive a salary of $175,000 per year. In addition to her base salary, Ms. Cole is entitled to receive bonus compensation of 1.0% of the capital raised through, among other things, the issuance of the Company’s common and preferred stock, up to a maximum of $500,000, which bonus compensation will be adjusted based on the offering price of the securities offered relative to book value. Ms. Cole will also be entitled to bonus compensation of up to $175,000 for every $100 million in assets, deposits, branches, and financial institutions acquired in board approved acquisitions, including FDIC-assisted transactions, but excluding stand-alone loan purchases, up to a maximum  of $875,000. Bonuses will be calculated ratably and are payable at the close of each transaction.  In addition to cash compensation, Ms. Cole will receive 16,667 warrants (or warrant equivalents) entitling her to acquire up to 16,667 shares of the Company’s common stock at an exercise price of $9.48, exercisable until November 5, 2019.  The warrants will be issued to Ms. Cole ratably with the cash bonuses, with 41.67% of the warrants being issued to Ms. Cole for leading the Company’s capital raise, which warrants will be fully vested upon the Company achieving at least $10.0 million in the capital raise, and the remaining 58.33% of the warrants for closing acquisitions, which warrants will be fully vested upon the closing of an acquisition or the closing of acquisitions with a value of at least $150 million.  Under this employment arrangement, Ms. Cole will receive an automobile allowance of $500 per month and other benefits consistent with a full-time employee of the Bank, including Company paid health insurance and participation in the 401(K) plan with a Company match of up to 5%.

Employment Arrangements for Kimberly Kaselionis

The Bank has entered into an Executive Salary Continuation Plan effective April 1, 2006 with Kimberly Kaselionis, the Bank’s Chief Executive Officer (CEO). Under the Executive Salary Continuation Plan, Ms. Kaselionis shall receive equal payments of $100,000 per year adjusted for an annual 2% inflation factor, commencing August 1, 2023 for a period of 15 years. In the event that she decides to retire before age 62, she will have the option to receive an early retirement benefit equal to a prorated portion of the normal retirement benefit (the net present value of the benefits payable at age 62). In the event of early retirement, she may elect to receive the benefits at the time of early retirement or at age 62. Should she become disabled prior to August 1, 2023, she will receive a benefit equal to a prorated normal retirement benefit commencing 90 days after date of disability. Should there be a change of control prior to August 1, 2023, the benefits payable to her are equal to the normal retirement benefit at age 62. If she elects to receive benefits upon a change of control, the benefit paid will be equal to the net present value of the benefits that would be payable at age 62. Should she die during the pre-retirement period, the death benefit provided under the benefit plan would be equal to the then-accrued liability balance on Bank’s balance sheet, payable in a lump sum immediately. Should she die during the benefit payment period, the designated beneficiary(ies) will receive the remaining benefit payments as scheduled. At September 30, 2010 and 2009, the liability recorded for the deferred compensation plan totaled $ 237 ,000 and $ 217 ,000, respectively. The amount of expense related to this plan for the first nine months of 2010 and the first nine months of 2009 was $ 16 ,000 and $ 11 ,000, respectively.

We have not entered into employment agreements with any other key officers or employees.

Stock Option Plans

On April 18, 2002, the Company adopted two separate stock option plans, the Employee Incentive Stock Option and Stock Appreciation Right Plan (the “Employee Plan”) and the Director’s Non-Qualified Stock Option Plan (the “Director Plan” and, together with the Employee Plan, the “Plans”). The purpose of the Plans is to provide financial incentives for selected employees and non-employee directors, thereby promoting our long-term growth and financial success by attracting and retaining employees and non-employee directors of outstanding ability, strengthening our capability to develop, maintain, and direct a competent management team, providing an effective means for selected employees and non-employee directors to acquire and maintain ownership of our stock, motivating selected employees to achieve long-range performance goals and objectives, and providing competitive incentive compensation opportunities.

Both Plans are administered by the Personnel and Compensation Committee (the “Committee”) and the Board itself. The Committee has full power and authority to interpret and administer the Plans and awards, to establish and amend rules and regulations for their administration, and to amend or terminate the Plans at any time, subject to shareholder approval in certain cases, but may not materially impair the rights of an existing option holder without his or her consent.

Stock options typically vest 20 percent per year over a five-year period and expire ten years after the grant date. The exercise price per share of our common stock purchasable under a stock option will be determined by the Committee, but may not be less than the fair market value of the common stock on the date of the award. The determination of fair market value will be consistent with the Internal Revenue Code (the “IRC”). Options awarded under the Plans may be repriced, but only if the repricing transaction is approved by shareholders and includes terms, restrictions or conditions that meet the requirements of IRC Section 409A.

Employees Incentive Stock Option and Stock Appreciation Rights Plan

Under the Employee Plan, options representing 113,654 shares of common stock may be granted to full-time officers and full-time employees of the Company and the Bank. As of September 30 , 2010 there were options issued and outstanding under the Employee Plan to purchase 52,785 shares of our common stock. Under the Employee Plan, 26,105 options have been exercised, 4,125 options have been forfeited, and 34,764 options are available to be issued. Unless it is terminated earlier, the Employee Plan will terminate on April 18, 2012.

Incentive stock options issued under the Employee Plan are available only to persons who are employees of the Company, and/or the Bank and are subject to limitations imposed by applicable sections of the Code. Stock appreciation rights, if granted, permit the tandem stock optionee to be paid the appreciated value of the stock option in lieu of exercising the option.

Director’s Non-Qualified Stock Option Plan

Under the Director Plan, options representing 56,827 shares of the common stock may be granted to directors of the Company and the Bank. As of September 30 , 2010 there were options issued and outstanding under the Director Plan to purchase 20,947 shares of our common stock. Under the Director Plan, 22,314 options have been exercised, and 13,566 options are available to be issued. Unless it is terminated earlier, the Director Plan will terminate on April 18, 2012.

Any options granted under the Directors Plan which do not meet the limitations for incentive stock options, or which are otherwise not deemed to be incentive stock options, shall be deemed non-qualified options.

Treatment of Outstanding Stock Options Upon Retirement, Termination or Change of Control

Termination of Employment or Affiliation. Under the terms of the Plans, in the event an optionee ceases to be affiliated with the Company or a subsidiary for any reason other than disability, death or termination for cause, the stock options granted to such optionee will expire at the earlier of the expiration dates specified for the options, or 30 days after the optionee ceases to be so affiliated. During such period after cessation or affiliation, the optionee may exercise the option to the extent it was exercisable as of the date of such termination, and thereafter the option expires in its entirety.

Liquidation or Change of Control. The Plans, and all stock options previously granted under the Plans, terminate upon the dissolution or liquidation of the Company, upon a consolidation, reorganization or merger as a result of which the Company is not the surviving company, or upon a sale of all or substantially all of the assets of the Company. However, all options heretofore granted become immediately exercisable in their entirety upon the occurrence of any of the foregoing, and any options not exercised immediately upon the occurrence of any of the foregoing events will terminate unless provision is made for the assumption or substitution thereof. As a result of the acceleration provisions, even if an outstanding option were not fully vested as to all increments at the time of the event, that option will become fully vested and exercisable.

Holdings of Outstanding Equity Awards

The following table sets forth certain information regarding stock options outstanding at December 31, 2009 for each of the Named Executive Officers:

	Number of Securities Underlying Unexercised Options and Warrants (#)	Number of Securities Underlying Unexercised Options and Warrants (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option and Warrant Exercise Price	Option and Warrant Expiration
Name	Exercisable	Unexercisable (1)	(#)	($)	Date

Kit Cole (1)	10,000	—	—	9.48	12/21/2019
Chief Executive Officer of the Company	—	16,667	—	9.48	12/21/2019
	1,212	—	—	6.35	4/20/2016
	3,788	—	—	4.32	7/1/2012

Kimberly Kaselionis(2)	27,277	—	—	4.32	7/1/2012
Chief Executive Officer of the Bank

Patrick McCarty(2)	2,800	534	—	6.35	3/23/2016
Chief Credit Officer of the Bank	333	1,334	—	7.72	3/28/2018

(1) - For Kit Cole, 10,000 warrants granted on 12/21/2009 were vested immediately. 16,667 warrants are to vest based on progress in achieving goals related to raising capital and acquisitions. 41.67% of these warrants are to vest based on reaching objectives related to raising capital and 58.33% of the warrants are to vest based on reaching objectives related to acquisitions. Other options vest 20% immediately and 20% per year on the option grant anniversary date.
(2) -  Options vest 20% immediately and 20% per year on the option grant anniversary date.

401(k) Plan

The Company has established the Circle Bancorp 401(k) Plan for the benefit of its and the Bank’s employees. The Company adopted the 401(k) Plan to enable employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) Plan allows eligible employees, including the named executive officers, to elect to contribute from 1% to 100% of their eligible compensation to an investment trust. Eligible compensation generally means all wages, salaries and fees for services from the Company. Employees are eligible to participate in the plan and the potential 5% company match after six months of consecutive full-time service and after attaining age 21. Such contributions vest over 5 years. Employees may make contributions to the plan under the plan’s 401(k) component and the Company may make contributions under the plan’s profit sharing component, subject to certain limitations.

The 401(k) Plan does not provide the employees the option to invest directly in the Company’s common stock. (future plans should allow for this option) The 401(k) Plan offers in-service withdrawals in the form of loans, hardship distributions, after-tax account distributions and age 59.5 distributions. The 401(k) Plan benefits are payable pursuant to the participant’s election in the form of a single lump sum. The Company’s contributions were determined by the Board and amounted to $94,000 in 2009 and 2008.

Director Compensation

In 2010, the Company’s non-employee directors will earn $36,000 for their services as directors of the Company and the Bank. The following table sets forth all compensation paid to each of the Company’s non-employee directors during 2009:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total

Arthur R. Chatham	$32,500	$—	$—	$16,870	(2)	$49,370
Kit M. Cole (3)	3,750	—	—	—		3,750
Frank Doodha	32,500	—	—	—		32,500
Steven Ghirardo	32,500	2,954	—	—		35,454
Steven Leonard	32,500	2,445	—	—		34,945

(1) - Outstanding stock options held by each non-employee director at December 31, 2009 are as follows: Arthur R. Chatham, 264; Frank Doodha, 5,683; Steven Ghirardo, 5,000; and Steven Leonard, 5,000. Kit M. Cole’s and Kimberly Kaselionis’s outstanding stock options held by each of them at December 31, 2009 are reported elsewhere.
(2) - Represents fees for consulting services.
(3) - Kit Cole received directors’ fees of $3,750 in 2009 for the period of time that she was not the Chief Executive Officer of Circle Bancorp.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no existing or proposed material transactions between the Company and any of our directors, executive officers or beneficial owners of 5% or more of our common stock, or the immediate family or associates of any of the foregoing persons, exceeding $120,000 between January 1, 2008 and September 30, 2010 except as indicated below.

Some of our directors and executive officers, including their affiliates, families and companies in which they are principal owners, officers or directors are customers of, and have had banking transactions with, the Bank in the ordinary course of our business, and we expect to have banking transactions with such persons in the future. In our opinion, all such loans and lines of credit since January 1, 2008 have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank or the Company and are not believed to involve more than the normal risk of collectability or present other unfavorable features. At September 30, 2010, outstanding loans amounted to approximately $ 336 ,000.

The Company knows of no family relationships between directors and executive officers of the Company other than between Kit M. Cole and Kimberly Kaselionis. Ms. Kaselionis is the daughter of Ms. Cole.

PRINCIPAL SHAREHOLDERS

The table below sets forth information as of September 30, 2010 regarding the beneficial ownership of our common stock (i) immediately prior to and (ii) as adjusted to give effect to this offering by:

●	each person or group who is known by us to beneficially own more than 5% of our outstanding shares of common stock;

●	each of our Named Executive Officers;

●	each of our directors; and

●	all of the executive officers and directors as a group

Management is not aware of any change in control of the Company as of January 1, 2010 or of any arrangement which may, at a subsequent date, result in a change in control of the Company.

Except as set forth in the footnotes to the following table, management is not aware of any material relationship which the principal shareholder has had within the past three years with the Company, the Bank or any of its predecessors or affiliates.

 For purposes of the following table, “beneficial ownership” is determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days.

As may be disclosed in the footnotes to the following table for the applicable person, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person which may be exercised within 60 days after September 30, 2010. For purposes of calculating each person’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after September 30, 2010 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Except as otherwise indicated in the footnotes below, each beneficial owner has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner listed below is c/o Circle Bancorp, 1400A Grant Avenue, Novato, California 94945.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
					After	After
					Minimum	Maximum
					Offering	Offering
Name and Address of Beneficial Owner	Shares		%	Shares	(%)	(%)

5% Shareholders:
Shoreline Capital Partners, L.P.	1,136,541	(1)	98.86%	1,136,541	37.21%	28.35%

Executive Officers and Directors:
Kit M. Cole(1)	1,146,541	(1)(2)	98.87%	1,153,486	37.55%	28.65%
Kimberly Kaselionis(1)	22,777	(1)(2)	1.94%	22,777	0.74%	0.56%
Patrick McCarty	3,734	(2)	0.32%	3,734	0.12%	0.09%
Michael Moulton	667		0.06%	667	0.02%	0.02%
Arthur R. Chatham	264	(2)	0.02%	264	0.01%	0.01%
Frank Doodha	5,683	(2)	0.49%	5,683	0.19%	0.14%
Steven Ghirardo	3,000	(2)	0.26%	3,000	0.10%	0.07%
Steven Leonard	4,000	(2)	0.35%	4,000	0.13%	0.10%

All Executive Officers and Directors as a Group (8 persons)	1,186,666		98.91%	1,193,611	38.36%	29.35%

(1) - Shoreline Capital Partners, L.P. (“SCP”) owns 1,136,541 shares or 98.86% of the issued and outstanding shares of the Company’s common stock. Cole Financial Ventures, Inc. (“CFV”) is the general partner of SCP and Kit M. Cole (our Chairman and Chief Executive Officer) and Kimberly Kaselionis (a member of our Board of Directors and Chairman and Chief Executive Officer of the Bank) own 61.5% and 12.5%, respectively, of CFV. Frank Doodha, a director on the Board of Directors of the Company and the Bank, has been a limited partner of SCP since 1996. As a limited partner, Mr. Doodha does not have the power to vote or dispose of any of the shares beneficially held by SCP and, therefore, none of these shares are included in Mr. Doodha’s shares disclosed herein.

(2) - Includes shares that may be acquired within 60 days of September 30, 2010 upon exercise of stock options.

(3) - Includes warrants representing 6,945 shares to be issued to Kit M. Cole pursuant to the Employment Agreement dated November 15, 2010 assuming and subject to the company raising at least the minimum amount in the offering.

DESCRIPTION OF CAPITAL STOCK

Introduction

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the General Corporation Law of the State of California and Federal law, as well as to our Articles of Incorporation, as amended, and our Bylaws, as amended, copies of which have been filed with the Securities and Exchange Commission and are also available upon request from us.

The Company’s authorized capital stock consists of two classes of shares comprised of 10,000,000 shares of common stock and 10,000,000 shares of preferred stock, of which 10,000 shares have been authorized as shares of 10% Series A Cumulative Perpetual Preferred Stock, no par value (the “Series A Preferred Stock”). As of September 30, 2010, there were 1,149,640 shares of common stock, no par value, issued and outstanding and 3,520 shares of Series A Preferred Stock issued and outstanding. The powers, preferences and rights, and the qualifications, limitations or restrictions of our capital stock are described below.

Common Stock

Our Articles of Incorporation, as amended, provide the authority to issue up to 10,000,000 shares of common stock, no par value per share. As of September 30, 2010, there were 1,149,640 shares of common stock issued and outstanding, held of record by four shareholders. In addition, as of September 30, 2010, 20,947 shares of our common stock and 34,764 shares of our common stock were issuable pursuant to outstanding options under our Directors’ Non-Qualified Stock Option Plan and our Employee Incentive Stock Option and Stock Appreciation Rights Plan, respectively. Also, as of that date we had 26,667 warrants outstanding. Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive rights to subscribe for new issue securities, and shares of the common stock are not subject to redemption, conversion, or sinking fund provisions.

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders, except that in connection with the election of directors, the shares may be voted cumulatively if a shareholder present at a meeting at which directors are to be elected has given notice at the meeting, prior to the voting, of his, her or its intention to vote cumulatively. If any shareholder has given such notice, then all shareholders entitled to vote for the election of directors may cumulate their votes. Cumulative voting entitles a shareholder to give one nominee as many votes as are equal to the number of directors to be elected, multiplied by the number of share owned, or to distribute his, her or its votes on the same principle between two or more nominees as he, she or it sees fit.

Liquidation Rights

The holders of our common stock will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock, including the holders of our Series A Preferred Stock, in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which they are entitled.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our Board of Directors out of any funds legally available for distribution, subject to the restrictions set forth in the California Corporations Code and subject to the rights of the holders of the Series A Preferred Stock. See “—Preferred Stock—The Series A Preferred Stock--Priority of Dividends” herein. As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of the Bank to pay dividends is, and our ability to pay dividends is, and could in the future be further influenced by bank regulatory requirements and capital guidelines.]

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Co., Inc. 350 Indiana Street, Golden, Colorado 80401, telephone (303) 262-0600.

Preferred Stock

General

Our Articles of Incorporation, as amended, authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series. Our Board of Directors may, in its sole discretion, designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or by our Articles of Incorporation, our Board of Directors is empowered to determine: (i) the designation of, and the number of shares constituting each series of preferred stock; (ii) the terms and conditions of any voting rights for each series; (iii) the dividend rate for each series, whether any dividends shall be cumulative and, if so, from what dates the conditions and dates upon which the dividends shall be payable; (iv) whether the shares of any series will be subject to redemption by us and, if so, the amounts payable on each series upon redemption; (v) the amount payable on each series upon, and the rights of the holders of such series in, our voluntary liquidation, dissolution or winding up, or upon any distribution of our assets; (vi) the provisions of any retirement or sinking fund for the redemption or purchase of shares of any series; (vii) whether the shares of any series will be convertible into, or exchangeable for, shares of stock of any other class or any other series and the price or the rate of conversion or exchange and the method of adjusting the same, and any other terms and conditions of conversion or exchange; (viii) any limitations or restrictions to be in effect while any shares of any series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by us of the common stock or shares of stock of any other class or any other series of this class; (ix) any conditions or restrictions upon the creation of indebtedness or upon the issue of any additional stock; and (x) the preferences and the relative rights among the series of preferred stock.

At the discretion of our Board of Directors, and subject to its fiduciary duties, the preferred stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, preferred stock could be issued with voting and conversion rights that could adversely affect the voting power of the shares of our common stock. The issuance of preferred stock could also result in a series of securities outstanding that would have preferences over the common stock with respect to dividends and in liquidation.

The Series A Preferred Stock

General

In October 2009, our Board of Directors filed a Certificate of Determination with the California Secretary of State creating the 10.0% Series A Cumulative Perpetual Preferred Stock, no par value, and provided for the issuance of up to 10,000 shares. The shares were sold by the Board of Directors and management of the Company on a best effort basis to non-institutional shareholders beginning in December 2009 through April 2010. The Series A Preferred Stock ranks, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up: (i) on a parity with each class or series of capital stock we may issue in the future the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding-up of the Company (collectively, the “parity securities”); and (ii) senior to our common stock and each other class or series of capital stock we may issue in the future, the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding-up of the Company (collectively, the “junior securities”).

We will not be entitled to issue any class or series of our capital stock, the terms of which provide that such class or series will rank senior to the Series A Preferred Stock as to payment of dividends or distribution of assets upon our liquidation, dissolution or winding-up, without the approval of the holders of at least two-thirds of the shares of our Series A Preferred Stock then outstanding and any class or series of parity securities then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series. See “— Voting Rights” herein. We may, however, from time to time, without notice to or consent from holders of the Series A Preferred Stock, create and issue parity securities and junior securities.

The following summary of the terms of the Series A Preferred Stock is not purported to be complete and is subject to and qualified in its entirety by reference to all the provisions of our Articles of Incorporation, as amended, and our Certificate of Determination as filed with the California Secretary of State, which set forth in full the rights, preferences, privileges and restrictions of the Series A Preferred Stock, copies of which have been filed with the Securities and Exchange Commission and are also available upon request from us.

Dividends

Dividends on the Series A Preferred Stock will be payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on the $1,000 per share liquidation preference (the “Liquidation Amount”), at an annual rate equal to the Dividend Rate (10.0% per annum). Subject to the foregoing, dividends will be payable in arrears on April 15, July 15, October 15 and January 15 of each year (each, a “dividend payment date”), which commenced on January 15, 2010 for the 4th quarter of 2009. Each dividend will be payable to holders of record as they appear on our stock register on the last day of the preceding calendar quarter, whether or not a business day, is herein referred to as a “dividend period.” Dividends payable for each dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other amount will accrue on the dividend so payable for the period from and after that dividend payment date to the date the dividend is paid. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of California generally are authorized or required by law or other governmental actions to be closed.

Holders of the Series A Preferred Stock will be entitled to receive, if, as and when declared by the Board of Directors, but only out of assets legally available, cumulative cash dividends with respect to each dividend period at the Dividend Rate on (i) the Liquidation Amount per share and (ii) the amount of accrued and unpaid dividends for any prior dividend period compounded as of each subsequent dividend payment date (the “Compounded Dividends”).

Other than as set forth above, we are not obligated to and will not pay holders of the Series A Preferred Stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date. We are also not obligated to and will not pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above.

There is no sinking fund with respect to dividends.

Priority of Dividends

So long as any share of the Series A Preferred Stock remains outstanding: (i) no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any common stock or any other shares of junior securities (other than a dividend payable solely in shares of common stock or junior securities) or parity securities (subject to the next paragraph in the case of parity securities); and (ii) no shares of common stock, junior securities or parity securities will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as a result of (a) an exchange or conversion of junior securities for or into other junior securities, or of parity securities for or into other parity or junior securities, (b) redemptions, purchases or other acquisitions of shares of common stock or other junior securities in connection with the administration of any of our employee benefit and compensation programs, and (c) the acquisition by the Company or any of its subsidiaries of junior securities or parity securities for the beneficial ownership of any other persons), unless, in each case, all dividends on the outstanding Series A Preferred Stock accrued and unpaid (including any Compounded Dividends) for all past dividend periods, including the current dividend period, have been declared and paid or declared and a sum sufficient for the payment of those dividends has been set aside.

To the extent that we declare dividends on the Series A Preferred Stock and on any parity securities but do not make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of the Series A Preferred Stock and the holders of any parity securities. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate those payments so that the respective amounts of those payments bear the same ratio to each other as all accrued and unpaid dividends per share on the Series A Preferred Stock and all parity securities bear to each other.

Redemption

The Series A Preferred Stock is redeemable at the option of the Board of Directors of the Company, in whole or any part, from and after June 30, 2013 (the “Redemption Date”) by paying therefore, in cash, a redemption price equal to the sum of: (i) an amount equal to the liquidation preference $1,000 per share, and (ii) an amount equal to any accrued and declared but unpaid dividends on such shares (including Compounded Dividends, if any) on the Series A Preferred Stock then being redeemed of the Redemption Date (the “Redemption Price”). In case of any redemption of part of the then-outstanding Series A Preferred Stock, the Company shall designate the shares to be redeemed by any of the following methods: (i) pro rata from the holders of record of the Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock held by such holders; (ii) by lot; or (iii) in such other manner as our Board of Directors may determine to be fair and equitable. Subject to this limitation, our Board of Directors will have the full power and authority to prescribe the terms and conditions upon which shares of the Series A Preferred Stock will be redeemed from time to time. Holders of shares of the Series A Preferred Stock will have no right to require the redemption or repurchase of any of the Preferred Stock. However, redemption will be subject to the restrictions contained in the California Corporations Code and regulatory approval, if applicable.

At least thirty (30) days’ prior notice by mail, postage prepaid, shall be given to the holders of record of the Series A Preferred Stock to be redeemed. If such notice of redemption shall have been duly given, and if on the date fixed for redemption the funds necessary for the redemption shall be available therefore, the dividends with respect to the shares so called for redemption shall cease after such date.

Any shares of the Series A Preferred Stock which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of Series A Preferred stock, without designation as to the series until such shares are once more designated as part of a particular series by the Company’s Board of Directors.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series A Preferred Stock at the time outstanding will be entitled to receive liquidating distributions in the amount of $1,000 per share of Series A Preferred Stock, plus the amount of any accrued and unpaid dividends (including any Compounded Dividends) on such shares, out of assets legally available for distribution to our shareholders, subject to the rights of any of our creditors, before any distribution of assets or proceeds is made to the holders of our common stock or any other junior securities. After payment of the full amount of such liquidating distributions, the holders of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by us, and will have no right or claim to any of our remaining assets.

In the event that our assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable on any parity securities, the holders of the Series A Preferred Stock and the holders of such other parity securities will share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

For such purposes, our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into us, or the sale of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution, or winding-up.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, or as specifically required by California law.

So long as any shares of the Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock and all other series of voting Preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting, amend, alter or repeal the provisions of our Articles of Incorporation, as amended, or our Certificate of Determination for the shares of the Preferred Stock to:

●	increase or decrease the aggregate number of authorized shares of the Series A Preferred Stock;

●	effectuate an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of the Series A Preferred Stock;

●	effect an exchange, reclassification, or cancellation of all or part of the shares of the Series A Preferred Stock, including a reverse stock split but excluding a stock split;

●	change the rights, preferences, privileges or restrictions of the shares of the Series A Preferred Stock;

●
create a new class of shares or a new series of preferred stock having rights, preferences or privileges prior to the shares of the Series A Preferred Stock, or increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences or privileges prior to the shares of the Series A Preferred Stock; provided, however, that the issuance of debt by the Company, whether in form of debentures or otherwise, shall not deemed a new class of shares having rights, preferences or privileges prior to the shares of Series A Preferred Stock;

●
divide the shares of any class of preferred stock into series having different rights, preferences, privileges or restrictions or authorize the Board of Directors to do so; provided, however, that for purposes of this restriction, the adoption of resolutions by the Board of Directors fixing rights, preferences, privileges and restrictions or the number of shares constituting any new series or the designation of a new series of preferred stock as set forth in a certificate of determination that is filed with the California Secretary of State shall not constitute an amendment to our Articles of Incorporation or the Certificate of Determination requiring the vote or written consent of the holders of the shares of Series A Preferred Stock; or

●	cancel or otherwise affect dividends on the shares of the Series A Preferred Stock which have accrued but have not been paid.

All such amendments would also require the requisite approval of the holders of the common stock.

Preemptive Rights; Transfer Agent

The Preferred Stock has no preemptive rights and the outstanding shares of the Preferred Stock are validly issued, fully paid, and non-assessable. The transfer agent and registrar for our preferred stock is Computershare Trust Co., Inc. 350 Indiana Street, Golden, Colorado 80401, telephone (303) 262-0600.

Anti-Takeover Provisions

The following is a summary of certain provisions of law and our Articles of Incorporation, as amended, and our Bylaws, as amended, that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.

Advance Notice for Director Candidates

Our Bylaws require that shareholders who intend to nominate candidates for election to the Board of Directors must give written notice at least 14 days prior to the date of any shareholders’ meeting called for the purpose of electing directors. The advance notice requirements in our Bylaws afford the Board of Director the opportunity to consider the qualifications of the proposed nominees and, to the extent necessary, to inform the shareholders about these qualifications.

Issuance of Additional Shares by our Board of Directors

Authorized shares of common stock or preferred stock may be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. Our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management in retaining its position.

California and Federal Banking Law

The following discussion is a summary of certain provisions of California and Federal law and regulations which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days (or longer) the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the California DFI has approved such acquisition of control. A person would be deemed to have acquired control of a bank if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of a bank, or (ii) to direct or cause the direction of the management and policies of a bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control Circle Bank.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market of our common stock.

Sale of Restricted Shares

If the minimum offering is completed, we will have approximately 3,054,640 shares of common stock issued and outstanding and if the maximum offering is completed, we will have approximately 4,009,640 shares of common stock issued and outstanding. Of these shares, 1,905,000 shares in the event of a minimum offering, and 2,860,000 shares in the event of a maximum offering, would be freely transferable immediately without restriction under the Securities Act of 1933 , except to the extent purchased by “affiliates.”

Certain “affiliates” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, currently beneficially own shares of common stock that will be subject to the volume limitations and other restrictions of Rule 144 described below. Except as set forth below, the remaining 1,149,640 shares of common stock held by our existing shareholders upon completion of this offering will be restricted as a result of securities laws. These remaining shares will be available for sale in the public market roughly as follows:

●
1,149,640 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 of the Securities Act, which rules are summarized below; and

●
assuming that a minimum of 1,905,000 shares are sold in this offering, 1,905,000 shares of common stock will be eligible for immediate sale upon the completion of this offering, and assuming that a maximum of 2,860,000 shares are sold in this offering, 2,860,000 shares of common stock will be eligible for immediate sale upon the completion of this offering.

Rule 144

Pursuant to SEC Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of either of the following:

●
1% of the number of our shares of common stock then outstanding, which is expected to equal approximately 30,546 shares immediately after this offering if a minimum of 1,905,000 shares are sold or approximately 40,096 shares immediately after this offering if a maximum of 2,860,000 shares are sold; or

●
the average weekly trading volume of our common stock on the applicable national securities exchange and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under SEC Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering that was completed in reliance on, and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register 122,062 shares of our common stock issued or reserved for issuance under our Employee Incentive Stock Option and Stock Appreciation Rights Plan as well as the Director’s Non-Qualified Stock Option Plan. As of September 30, 2010, options covering 126,276 shares under the Plans have been granted, 4,125 options have been cancelled, and 48,419 options have been exercised, leaving 73,732 options outstanding and 48,330 options available for future grants under the Plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or Rule 144 restrictions applicable to our affiliates.

SUPERVISION AND REGULATION

Introduction

Banking is a complex, highly regulated industry. The primary goals of the regulatory scheme are to maintain a safe and sound banking system, protect depositors and the FDIC’s insurance fund, and facilitate the conduct of sound monetary policy. This regulatory scheme is not designed for the benefit of stockholders of the Company or its successors. In furtherance of these goals, Congress and the states have created several largely autonomous regulatory agencies and enacted numerous laws that govern banks, bank holding companies, and the financial services industry. Consequently, the growth and earnings performance of the Company or its successors and the Bank can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statues, regulations and the policies of various governmental regulatory authorities, including the Board of Governors of the Federal Reserve System, or the FRB, the FDIC, and the California Department of Financial Institutions, (the “DFI”).

The banking business is also influenced by the monetary and fiscal policies of the federal government and the policies of the FRB. The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial intermediaries subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. Indirectly, such actions may also impact the ability of non-bank financial institutions to compete with the Bank. The nature and impact of any future changes in monetary policies cannot be predicted.

The system of supervision and regulation applicable to financial services businesses governs most aspects of the business of the Bank, and, if the Company becomes a bank holding company, will govern aspects of the Company including: (i) the scope of permissible business; (ii) investments; (iii) reserves that must be maintained against deposits; (iv) capital levels that must be maintained; (v) the nature and amount of collateral that may be taken to secure loans; (vi) the establishment of new branches; (vii) mergers and consolidations with other financial institutions; and (viii) the payment of dividends.

From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations of banks are frequently made by Congress, by the California legislature and by various bank and other regulatory agencies. Future changes in the laws, regulations or polices that impact the Company or its successors and the Bank cannot necessarily be predicted, but they may have a material effect on the business and earnings of the Company and the Bank.

Set forth below is a summary description of certain of the material laws and regulations that relate to our operations and those of the Bank. The description does not purport to be a complete description of these laws and regulations and is qualified in its entirety by reference to the applicable laws and regulations.

Regulation of Circle Bancorp

Should Circle Bancorp become a registered bank holding company, Circle Bancorp and its subsidiaries will be subject to the FRB’s supervision, regulation and examination under the Bank Holding Company Act (“BHCA”). Under the BHCA, Circle Bancorp would be subject to periodic examination by the FRB. We would also be required to file with the FRB periodic reports of our operations and such additional information regarding the Company and its subsidiaries as the FRB may require.

Under FRB regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB’s policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB’s regulations or both.

If Circle Bancorp becomes a bank holding company it will be required to obtain the FRB’s prior approval before acquiring ownership or control of more than 5% of the outstanding shares of any class of voting securities, or substantially all the assets, of any company, including a bank or bank holding company. Further, Circle Bancorp would only be allowed to engage, directly or indirectly, in banking and other activities that the FRB deems to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

If Circle Bancorp’s becomes a bank holding company its earnings and activities will be affected by legislation, regulations and local legislative and administrative bodies and decisions of courts in the jurisdictions in which the Company and the Bank conduct business. For example, these include limitations on the ability of the Company to pay dividends to its stockholders. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. Various federal and state statutory provisions limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. In addition to these explicit limitations, the federal regulatory agencies have general authority to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice. In addition, a bank holding company is required to maintain minimum ratios of Tier 1 capital and total capital to total risk-weighted assets, as well as a minimum ratio of Tier 1 capital to total adjusted quarterly average assets as defined in such regulations.

The Company issued subordinated debentures to trusts that were established by us, which, in turn, issued trust preferred securities which totaled $8.5 million at September 30, 2010. Upon the Company becoming a registered bank holding company, these securities will be included in our Tier I capital for purposes of determining the Company’s Tier I and total risk-based capital ratios. The Board of Governors of the Federal Reserve System, which will be the Company’s banking regulator, has promulgated a modification of the capital regulations affecting trust preferred securities. Although this modification was scheduled to be effective on March 31, 2009, the Federal Reserve postponed the effective date to March 31, 2011. At that time, the Company will be allowed to include in Tier I capital an amount of trust preferred securities equal to no more than 25% of the sum of all core capital elements, which is generally defined as shareholders’ equity less certain intangibles, including goodwill, core deposit intangibles and customer relationship intangibles, net of any related deferred income tax liability. The regulations currently in effect through December 31, 2010, limit the amount of trust preferred securities that can be included in Tier I capital to 25% of the sum of core capital elements without a deduction for permitted intangibles. We have determined that our Tier I capital ratios would remain above the well-capitalized level had the modification of the capital regulations been in effect at December 31, 2009. We expect that our Tier I capital ratios will be at or above the existing well-capitalized levels on March 31, 2011, the first date on which the modified capital regulations must be applied.

Regulation of Circle Bank

The Bank is extensively regulated under both federal and state law. The Bank, as a California chartered industrial bank which is not a member of the Federal Reserve System, is subject to regulation, supervision, and regular examination by the DFI and the FDIC. The Bank’s deposits are insured by the FDIC up to the maximum extent provided by law. The regulations of these agencies govern most aspects of the Bank’s business. California law exempts all banks from usury limitations on interest rates. Various requirements and restrictions under the laws of California and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank’s operations, including standards for safety and soundness, reserves against deposits, interest rates payable on deposits and loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, fair lending requirements, Community Reinvestment Act activities and loans to affiliates. Further, the Bank is required to maintain certain levels of capital.

Due in large part to the challenging economic environment in which banks are operating, bank regulators are insisting that banks improve their loan grading system, develop systems for early identification of problem loans, enhance credit administration for all types of lending, but particularly construction lending, identify and correct underwriting and loan administration deficiencies and comprehensively analyze and fully fund the allowance for loan losses.

Dividends and Capital Distributions

Dividends and capital distributions from the Bank constitute the principal source of cash to Circle Bancorp. The Bank is subject to various federal and state statutory and regulatory restrictions on its ability to pay dividends and capital distributions to its shareholder.

Under California law, banks may declare a cash dividend out of their net profits up to the lesser of retained earnings or the net income for the last six fiscal years (less any distributions made to shareholders during such period), or with the prior written approval of the DFI, in an amount not exceeding the greatest of: (i) the retained earnings of the Bank; (ii) the net income of the Bank for its last fiscal year; or (iii) the net income of the Bank for its current fiscal year. In addition, under federal law, banks are prohibited from paying any dividends if after making such payment they would fail to meet any of the minimum regulatory capital requirements. The federal regulators also have the authority to prohibit state banks from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

The Bank may from time to time be permitted to make additional capital distributions to its shareholder with the consent of the DFI. It is not anticipated that such consent could be obtained unless the distributing bank were to remain “well capitalized” following such distribution.

Regulatory Capital Guidelines

Risk-Based Capital Guidelines

The federal banking agencies have established minimum capital standards known as risk-based capital guidelines. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a bank’s operations. The risk-based capital guidelines include a definition of capital and a framework for calculating the amount of capital that must be maintained against a bank’s assets and off-balance sheet items. The amount of capital required to be maintained is based upon the credit risks associated with the various types of a bank’s assets and off-balance sheet items. A bank’s assets and off-balance sheet items are classified under several risk categories, with each category assigned a particular risk weighting from 0% to 100%. A bank’s risk-based capital ratio is calculated by dividing its qualifying capital, which is the numerator of the ratio, by the combined risk weights of its assets and off-balance sheet items, which is the denominator of the ratio.

Qualifying Capital

A bank’s total qualifying capital consists of two types of capital components: “core capital elements,” known as Tier 1 capital, and “supplementary capital elements,” known as Tier 2 capital. The Tier 1 component of a bank’s qualifying capital must represent at least 50% of total qualifying capital and may consist of the following items that are defined as core capital elements:

●	common shareholders’ equity;

●	qualifying noncumulative perpetual preferred stock (including related surplus); and

●	minority interests in the equity accounts of consolidated subsidiaries.

The Tier 2 component of a bank’s total qualifying capital may consist of the following items:

●	a portion of the allowance for loan and lease losses;

●	certain types of perpetual preferred stock and related surplus;

●	certain types of hybrid capital instruments and mandatory convertible debt securities; and

●	a portion of term subordinated debt and intermediate-term preferred stock, including related surplus.

We believe the common stock will not qualify as Tier 1 capital for the Company should the Company become a registered bank holding company under the Bank Holding Company Act.

Risk Weighted Assets and Off-Balance Sheet Items

Assets and credit equivalent amounts of off-balance sheet items are assigned to one of several broad risk classifications, according to the obligor or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar value of the amount in each risk classification is then multiplied by the risk weight associated with that classification. The resulting weighted values from each of the risk classifications are added together. This total is the bank’s total risk weighted assets.

Risk weights for off-balance sheet items, such as unfunded loan commitments, letters of credit and recourse arrangements, are determined by a two-step process. First, the “credit equivalent amount” of the off-balance sheet items is determined, in most cases by multiplying the off-balance sheet item by a credit conversion factor. Second, the credit equivalent amount is treated like any balance sheet asset and is assigned to the appropriate risk category according to the obligor or, if relevant, the guarantor or the nature of the collateral. This result is added to the bank’s risk weighted assets and comprises the denominator of the risk-based capital ratio.

Minimum Capital Standards

The supervisory standards set forth below specify minimum capital ratios based primarily on broad risk considerations. The risk-based ratios do not take explicit account of the quality of individual asset portfolios or the range of other types of risks to which banks may be exposed, such as interest rate, liquidity, market or operational risks. For this reason, banks are generally expected to operate with capital positions above the minimum ratios.

All banks are required to meet a minimum ratio of qualifying total capital to risk weighted assets of 8%. At least 4% must be in the form of Tier 1 capital, net of goodwill and certain other assets. The maximum amount of supplementary capital elements that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill and certain other assets. In addition, the combined maximum amount of subordinated debt and intermediate-term preferred stock that qualifies as Tier 2 capital is limited to 50% of Tier 1 capital. The maximum amount of the allowance for loan and lease losses that qualifies as Tier 2 capital is limited to 1.25% of gross risk weighted assets. The allowance for loan losses in excess of this limit may, of course, be maintained, but would not be included in a bank’s risk-based capital calculation other than as a reduction to total risk-weighted assets.

The federal banking agencies also require all banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 4% to 5%. These uniform risk-based capital guidelines and leverage ratios apply across the industry. Regulators, however, have the discretion to set minimum capital requirements for individual institutions that may be significantly above the minimum guidelines and ratios.

Other Factors Affecting Minimum Capital Standards

The risk-based capital rules adopted by the federal banking agencies take account of concentrations of credit and the risks of engaging in non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving a single borrower, industry, geographic location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business, but are conducted by a bank as a result of developments in, for example, technology, financial markets or other additional activities permitted by law or regulation. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution’s management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas.

The federal banking agencies also limit the amount of deferred tax assets that are allowable in computing a bank’s regulatory capital. Deferred tax assets that can be realized from taxes paid in prior carry-back years and from future reversals of existing taxable temporary differences are generally not limited. However, deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of:

●	the amount of the deferred tax assets that can be realized within one year of the quarter-end report date; or

●	10% of Tier 1 capital.

The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital, total assets and regulatory capital calculations.

The federal banking agencies have also adopted a joint agency policy statement that provides that the adequacy and effectiveness of a bank’s interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank’s capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the federal banking agencies to take corrective actions. Financial institutions that have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities, and who fail to adequately manage such risks, may be required to set aside capital in excess of the regulatory minimums.

Prompt Corrective Action

The federal banking agencies possess broad powers to take prompt corrective action to resolve the problems of insured banks. Each federal banking agency has issued regulations defining five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Under the regulations, a bank will be deemed to be:

●
“well capitalized” if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;

●
“adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”;

●
“undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);

●
“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

●	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

While these benchmarks have not changed, due to recent market turbulence, the regulators have strongly encouraged banks and bank holding companies to achieve and maintain higher ratios.

Banks are prohibited from paying dividends or management fees to controlling persons or entities if, after paying the dividend, the bank would be “undercapitalized,” that is, the bank would fail to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to “undercapitalized” banks. Banks classified as “undercapitalized” are required to submit acceptable capital plans guaranteed by their holding companies, if any. Broad regulatory authority was granted with respect to “significantly undercapitalized” banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to “critically undercapitalized” banks, those with capital at or less than 2%. Restrictions for these banks include the appointment of a receiver or conservator after 90 days, even if the bank is still solvent. All of the federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties. The enforcement of such actions through injunctions or restraining orders may be based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

A bank, based upon its capital levels, that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. At each successive lower capital category, an insured bank is subject to more restrictions. The federal banking agencies, however, may not treat an institution as “critically undercapitalized” unless its capital ratios actually warrant such treatment.

FDIC Insurance and Insurance Assessments

Banks and thrifts have historically paid varying amounts of premiums on deposits for federal deposit insurance depending upon a risk-based system that evaluated the institution’s regulatory and capital adequacy ratings. The FDIC operated two separate insurance funds, the Bank Insurance Fund (“BIF”) and the Savings Association Insurance Fund (“SAIF”).

As a result of the Federal Deposit Insurance Reform Act of 2006 (the “FDI Reform Act”) and regulations adopted by the FDIC effective as of November 2, 2007: (i) the BIF and the SAIF have been merged into the Deposit Insurance Fund (the “DIF”); (ii) the $100,000 insurance level has been indexed to reflect inflation (the first adjustment for inflation will be effective January 1, 2011 and thereafter adjustments will occur every 5 years); (iii) deposit insurance coverage for retirement accounts has been increased to $250,000, and will also be subject to adjustment every five years; (iv) banks that historically have capitalized the BIF are entitled to a one-time credit that can be used to off-set premiums otherwise due (this addresses the fact that institutions that have grown rapidly have not had to pay deposit premiums); (v) a cap on the level of the DIF has been imposed and dividends will be paid when the DIF grows beyond a specified threshold; and (vi) the previous risk-based system for assessing premiums has been revised. On October 3, 2008, the $100,000 insurance level was raised temporarily to $250,000. Effective July 21, 2010, the Dodd-Frank Act made permanent the increase in the deposit insurance level to $250,000 retroactive to January 1, 2008 and continued unlimited FDIC insurance for noninterest-bearing demand deposits through December 31, 2013.

Under the Federal Deposit Insurance Act, the FDIC, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.15% of insured deposits at any time that the reserve ratio falls below 1.15%. Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio. The FDIC expects insured institution failures to peak in 2010 which will result in continued charges against the Deposit Insurance Fund, and they have implemented a restoration plan that changes both its risk-based assessment system and its base assessment rates. As part of this plan, the FDIC imposed a special assessment in 2009. The recently enacted Dodd-Frank Act provides for a new minimum reserve ratio of not less than 1.35% of estimated insured deposits and requires that the FDIC take steps necessary to attain this 1.35% ratio by September 30, 2010; however, the Dodd-Frank Act exempts institutions with assets of less than $10 billion, like the Company, from the cost of this increase. It is generally expected that assessment rates will continue to increase in the near term due to the significant cost of bank failures, the relatively large number of troubled banks, and the requirement that the FDIC increase the reserve ratio. Any increase in assessments will adversely impact our future earnings.

The FDIC utilizes a risk-based assessment system to set semi-annual insurance premium assessments that categorizes banks into four risk categories based on capital levels and supervisory “CAMELS” ratings and names them Risk Categories I, II, III and IV. The “CAMELS” rating system is based upon an evaluation of the six critical elements of an institution’s operations: Capital adequacy, Asset quality, Management, Earnings, Liquidity, and Sensitivity to risk. This rating system is designed to take into account and reflect all significant financial and operational factors financial institution examiners assess in their evaluation of an institution’s performance. The following table sets forth these four risk categories:

Capital Group	Supervisory Subgroup
	A	B	C
1. Well Capitalized	I	II	III
2. Adequately Capitalized			IV
3. Undercapitalized	III

Within Risk Category I, the assessment system combines supervisory ratings with other risk measures to differentiate risk. For most institutions, the assessment system combines CAMELS component ratings with financial ratios to determine an institution’s assessment rate. For large institutions that have long-term debt issuer ratings, the new assessment system differentiates risk by combining CAMELS component ratings with those ratings. For large institutions within Risk

Category I, initial assessment rate determinations may be modified within limits upon review of additional relevant information. Those institutions within Risk Category I that pose the least risk are assessed a minimum assessment rate and those that pose the greatest risk are assessed a maximum assessment rate that is two basis points higher. An institution that poses an intermediate risk within Risk Category I will be charged a rate between the minimum and maximum rates that will vary incrementally by institution.

On February 27, 2009, the FDIC adopted final rules modifying the risk-based assessment system and setting initial base assessment rates beginning April 1, 2009. Under these new rules, risk assessments for small Risk Category I institutions and large Risk Category I institutions with no long-term debt rating will include a consideration of such institution’s adjusted brokered deposit ratio. The adjusted brokered deposit ratio affects institutions whose brokered deposits are more than 10% of domestic deposits and whose total assets are more than 40% greater than they were four years previously. The adjusted brokered deposit ratio excludes certain reciprocal deposits for institutions in Risk Category I. Brokered deposits that consist of balances swept into an insured institution are included in the adjusted brokered deposit ratio for all institutions.

Further, the new rules revised the method for calculating the assessment rate for a large Risk Category I institution with a long-term debt issuer rating so that it equally weights the institution’s weighted average CAMELS component ratings, its long-term debt issuer ratings and the financial ratios method assessment rate. The final rule updates the uniform amount and the pricing multipliers for the weighted average CAMELS component ratings and financial ratios method. It also increases the maximum possible large bank adjustment from 0.5 basis point to 1.0 basis point.

These new rules set forth six possible adjustments to an institution’s initial base assessment rate: (i) a decrease of up to five basis points for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt and, for small institutions, a portion of Tier 1 capital; (ii) an increase not to exceed 50% of an institution’s assessment rate before the increase for secured liabilities in excess of 25% of domestic deposits; and (ii) for non-Risk Category I institutions, an increase not to exceed 10 basis points for brokered deposits in excess of 10% of domestic deposits.

Under these new rules, the FDIC adopted new initial base assessment rates as of August 31, 2010, as follows, expressed in terms of cents per $100 in insured deposits:

Initial Base Assessment Rates
Annual Rates (in basis points)	Risk Category
	I*		II	III	IV
	Minimum	Maximum
	12	16	22	32	45

*Initial base rates that were not the minimum or maximum rate will vary between these rates.

After applying all possible adjustments, minimum and maximum total base assessment rates for each Risk Category are as follows:

Total Base Assessment Rates
	Risk Category I	Risk Category II	Risk Category III	Risk Category IV
Initial base assessment rate	12 – 16	22	32	45
Unsecured debt adjustment	-5 – 0	-5 – 0	-5 – 0	-5 – 0
Secured liability adjustment	0 – 8	0 – 11	0 – 16	0 – 22.5
Brokered deposit adjustment		0 – 10	0 – 10	0 – 10
Total base assessment rate	7 – 24	17 – 43	27 – 58	40 – 77.5

* All amounts for all risk categories are in basis points annually. Total base rates that are not the minimum or maximum rate will vary between these rates.

In addition, on February 27, 2009, the FDIC adopted an interim rule that imposed a 20 basis point emergency special assessment on all insured depository institutions on June 30, 2009. The special assessment was collected on September 30, 2009, at the same time that the risk-based assessments for the second quarter of 2009 were collected. The interim rule also permits the FDIC to impose an emergency special assessment of up to 10 basis points on all insured depository institutions whenever, after June 30, 2009, the FDIC estimates that the DIF reserve ratio will fall to a level that the FDIC believes would adversely affect public confidence or to a level close to zero or negative at the end of a calendar quarter.

The FDIC may terminate its insurance of deposits if it finds that the Bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
Effective November 21, 2008, the FDIC expanded deposit insurance limits for certain accounts under the FDIC’s Temporary Liquidity Guarantee Program (the “TLGP”). Provided an institution has not opted out of the TLGP, the FDIC may (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008 and before June 30, 2009 and (ii) provide full FDIC deposit insurance coverage for noninterest bearing transaction deposit accounts, Negotiable Order of Withdrawal (NOW) accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts (IOLTAs) held at participating FDIC-insured institutions through June 30, 2010. Coverage under the TLGP was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On June 29, 2010, the Treasury extended the Transaction Account Guarantee Program of the TLGP to December 31, 2010. The Bank does not intend to opt out of the TLGP if and when it becomes eligible to offer noninterest-bearing deposit accounts.

On October 16, 2008, in response to the problems facing the financial markets and the economy, the FDIC published a restoration plan (the “Restoration Plan”) designed to replenish the DIF such that the reserve ratio would return to 1.15% within five years. On December 16, 2008, the FDIC adopted a final rule increasing risk-based assessment rates uniformly by seven basis points, on an annual basis, for the first quarter of 2009. On February 27, 2009, the FDIC concluded that the problems facing the financial services sector and the economy at large constituted extraordinary circumstances and amended the Restoration Plan and extended the time within which the reserve ratio would return to 1.15% from five to seven years (the “Amended Restoration Plan”). In May 2009, Congress amended the statutory provision governing establishment and implementation of a Restoration Plan to allow the FDIC eight years to bring the reserve ratio back to 1.15%, absent extraordinary circumstances.

In a final rule issued on September 29, 2009, the FDIC amended the Amended Restoration Plan as follows:

●	The period of the Amended Restoration Plan was extended from seven to eight years.

●	The FDIC announced that it will not impose any further special assessments under the final rule it adopted in May 2009.

●
The FDIC announced plans to maintain assessment rates at their current levels through the end of 2010. The FDIC also immediately adopted a uniform three basis point increase in assessment rates effective January 1, 2011 to ensure that the DIF returns to 1.15% within the Amended Restoration Plan period of eight years.

●
The FDIC announced that, at least semi-annually following the adoption of the Amended Restoration Plan, it will update its loss and income projections for the DIF. The FDIC also announced that it may, if necessary, adopt a new rule prior to the end of the eight-year period to increase assessment rates in order to return the reserve ratio to 1.15 percent.

The recently enacted Dodd-Frank Act has set a new minimum reserve ratio of not less than 1.35% of estimated insured deposits and requires the FDIC to take steps necessary to attain the 1.35% ratio by September 30, 2020. However, financial institutions like the Bank with assets of less than $10 billion are exempt from the cost of this increase.

Recent Regulatory Developments.

Beginning in late 2008 and continuing throughout 2010, there has been an unprecedented number of government initiatives designed to respond to economic stresses. In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, the Emergency Economic Stabilization Act of 2008 (“EESA”) was signed into law on October 3, 2008. Pursuant to EESA, the Treasury was given the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the United States financial markets. Pursuant to EESA, the Treasury established the Troubled Asset Relief Program (“TARP”) and has since injected capital into many financial institutions under the TARP Capital Purchase Program (“TARP-CPP”).

On February 10, 2009, the Treasury announced the Financial Stability Plan (the “FSP”), which, among other things, established a new Capital Assistance Program (“CAP”) through which eligible banking institutions will have access to Treasury capital as a bridge to private capital until market conditions normalize, and extended the debt guarantee portion of the TLGP to October 31, 2009 pursuant to which the FDIC fully guaranteed certain newly issued senior unsecured debt and provided full FDIC deposit insurance coverage for certain accounts, including noninterest-bearing transaction deposit accounts. The FSP also extended the Transaction Account Guarantee Program of the TLGP to June 30, 2010 which has been further extended to December 31, 2010. As a complement to CAP, a new Public-Private Investment Fund on an initial scale of up to $500 billion, with the potential to expand up to $1 trillion, was established to catalyze the removal of legacy assets from the balance sheets of financial institutions. This fund combines public and private capital with government financing to help free up capital to support new lending. In addition, the existing Term Asset-Backed Securities Lending Facility (“TALF”) was expanded (up to $1 trillion) in order to reduce credit spreads and restart the securitized credit markets that in recent years supported a substantial portion of lending to households, students, small businesses, and others. Furthermore, the FSP established a new framework of governance and oversight to help ensure that banks receiving funds are held responsible for appropriate use of those funds through stronger conditions on lending, dividends and executive compensation along with enhanced reporting to the public.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law. ARRA is intended to provide (i) tax breaks for individuals and businesses, direct aid to distressed states and individuals, and (iii) infrastructure spending. In addition, ARRA imposes new executive compensation and expenditure limits on all previous and future TARP-CPP recipients and expands the class of employees to whom the limits and restrictions apply. ARRA also provides the opportunity for additional repayment flexibility for existing TARP-CPP recipients. Among other things, ARRA prohibits the payment of bonuses, other incentive compensation and severance to certain highly paid employees (except in the form of restricted stock subject to specified limitations and conditions), and requires each TARP-CPP recipient to comply with certain other executive compensation related requirements. These provisions modify the executive compensation provisions that were included in EESA, and in most instances apply retroactively for so long as any obligation arising from financial assistance provided to the recipient under TARP remains outstanding.

In addition, ARRA directs the Secretary of the Treasury to review previously-paid bonuses, retention awards and other compensation paid to the senior executive officers and certain other highly compensated employees of each TARP-CPP recipient to determine whether any such payments were excessive, inconsistent with the purposes of ARRA or TARP, or otherwise contrary to the public interest. If the Secretary of the Treasury determines that any such payments have been made by a TARP-CPP recipient, the Secretary will seek to negotiate with the TARP-CPP recipient and the subject employee for appropriate reimbursements to the United States government (not the TARP-CPP recipient) with respect to any such compensation or bonuses. ARRA also permits the Secretary, subject to consultation with the appropriate federal banking agency, to allow a TARP-CPP recipient to repay any assistance previously provided to such TARP-CPP recipient under TARP, without regard to whether the TARP-CPP recipient has replaced such funds from any source, and without regard to any waiting period. Any TARP-CPP recipient that repays its TARP assistance pursuant to this provision would no longer be subject to the executive compensation provisions under ARRA.

On February 18, 2009, the Treasury announced the Homeowners Affordability and Stability Plan (“HASP”), which proposes to provide refinancing for certain homeowners, to support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac, and to establish a Homeowner Stability Initiative to reach at-risk homeowners. Among other things, the Homeowner Stability Initiative would offer monetary incentive to mortgage servicers and mortgage holders for certain modifications of at-risk loans, and would establish an insurance fund designed to reduce foreclosures.

On June 21, 2010, the federal banking agencies issued Final Guidance on Sound Incentive Compensation Policies. This guidance seeks to addresses the safety and soundness risks posed by improperly-structured compensation arrangements by setting forth a principles-based framework designed to ensure that incentive compensation at financial institutions does not encourage employees to take excessive risks that undermine the safety and soundness at these institutions. The key principles of the guidance are as follows:

●
incentive compensation arrangements should provide employees incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk;

●	these arrangements should be compatible with effective controls and risk management; and

●	these arrangements should be supported by strong corporate governance, including active and effective oversight by an institution’s board of directors.

Financial institutions are required to regularly review their incentive compensation arrangements for all executive and non-executive employees who, either individually or as part of a group, have the ability to expose the organization to material amounts of risk, as well as to regularly review the risk-management, control, and corporate governance processes related to these arrangements. Financial institutions must immediately address any identified deficiencies in these compensation arrangements or processes that are inconsistent with safety and soundness and must ensure that their incentive compensation arrangements are consistent with the principles discussed in the guidance.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, a landmark financial reform bill that significantly changes the current bank regulatory structure and affects the lending, investment, trading and operating activities of financial institutions and their holding companies. Among other things, the Dodd-Frank Act dramatically impacts the rules governing the provision of consumer financial products and services, and implementation of the Dodd-Frank Act will require new mandatory and discretionary rulemakings by numerous federal regulatory agencies over the next several years. The new law includes, among other things, the following:

●
The Dodd-Frank Acts establishes a new Financial Stability Oversight Counsel to monitor systemic financial risks. The Board of Governors of the Federal Reserve is given extensive new authorities to impose strict controls on large bank holding companies with total consolidated assets equal to or in excess of $50 billion and systemically significant non-bank financial companies to limit the risk they might pose for the economy and to other large interconnected companies. The Dodd-Frank Act also grants to the Treasury Department, FDIC and the FRB broad new powers to seize, close and wind-down “too big to fail” financial institutions (including non-bank institutions) in an orderly fashion.

●
The Dodd-Frank Act also establishes a new independent federal regulatory body for consumer protection within the Federal Reserve System known as the Bureau of Consumer Financial Protection (the “Bureau”), which will assume responsibility for most consumer protection laws. It will also be in charge of setting appropriate consumer banking fees and caps. The Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets will be examined by their applicable bank regulators.

●
The Dodd-Frank Act restricts the amount of trust preferred securities that may be considered as Tier 1 capital. For depository institution holding companies below $15 billion in total assets, trust preferred securities issued before May 19, 2010 will be grandfathered, so their status as Tier 1 capital does not change. However, going forward trust preferred securities will be disallowed as Tier 1 capital.

●
The Dodd-Frank Act effects changes in the FDIC assessment base with stricter oversight. A new council of regulators led by the U.S. Treasury will set higher requirements for the amount of cash banks must keep on hand. The minimum reserve ratio is to be increased from 1.15% to 1.35%; however, financial institutions with assets of less than $10 billion like the Bank are to be exempt from the cost of the increase. FDIC insurance coverage is made permanent at the $250 thousand level retroactive to January 1, 2008 and unlimited FDIC insurance is provided for non-interest-bearing demand deposits, which coverage will continue until December 31, 2013.

●
Under the Dodd-Frank Act, the Comptroller of the Currency’s ability to preempt state consumer protection laws was made more difficult by raising the applicable preemption standards and state attorneys general are granted greater authority to enforce state consumer protection laws against national banks and their operating subsidiaries.

●
The Dodd-Frank Act adopts the so-called “Volcker rule,” which, subject to certain exceptions, prohibits any banking entity from engaging in proprietary trading, or sponsoring or investing in a hedge fund or private equity fund.

We are currently evaluating the potential impact of the Dodd-Frank Act on our business, financial condition, results of operations and prospects and expect that some provisions of the Dodd-Frank Act may have adverse effects on us, such as the cost of complying with the numerous new regulations and reporting requirements mandated by the Dodd-Frank Act.

Although the Dodd-Frank Act will have a significant impact on the financial services industry, it is not clear at this time what impact EESA, the CPP, the TLGP, the FSP, ARRA, HASP, or other liquidity and funding initiatives will have on the financial markets and the other difficulties described above, including the high levels of volatility and limited credit availability currently being experienced, or on the United States banking and financial industries and the broader United States and global economies. Failure of these programs to address the issues noted above could have an adverse effect on the

Company and its business.

Community Reinvestment Act

The Community Reinvestment Act (the “CRA”) is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations that measure a bank’s compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from “outstanding” to a low of “substantial noncompliance.”

Safeguarding of Customer Information and Privacy

The FRB and other bank regulatory agencies have adopted guidelines for safeguarding confidential, personal customer information. These guidelines require financial institutions to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank has adopted a customer information security program to comply with such requirements.

Financial institutions are also required to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, financial institutions must provide explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, regulations prohibit disclosing such information except as provided in the Bank’s policies and procedures.

USA Patriot Act

In the aftermath of September 11, 2001, the federal government implemented comprehensive anti-terrorism legislation. Known as the Patriot Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, was designed to deny terrorists and others the ability to obtain access to the United States financial system, and has significant implications for financial institutions and other businesses involved in the transfer of money. The Patriot Act, as implemented by various federal regulatory agencies, requires financial institutions to implement new policies and procedures or amend existing policies and procedures with respect to, among other matters, anti-money laundering, compliance, suspicious activity and currency transaction reporting and due diligence on customers. The Patriot Act and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the federal banking agencies to evaluate the effectiveness of an applicant in combating money laundering activities when considering applications filed under Section 3 of the BHCA or the Bank Merger Act.

Other Aspects of Banking Law

The Bank will also be subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability and truth-in-savings. There are also a variety of federal statutes that regulate acquisitions of control and the formation of bank holding companies.

Environmental Regulation

Federal, state and local laws and regulations regarding the discharge of harmful materials into the environment may have an impact on the Bank. Since the Bank will not be involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, the Bank’s primary exposure to environmental laws will be through its lending activities and through properties or businesses the Bank may own, lease or acquire, including acquire through foreclosure.

The foregoing summary of the relevant laws, rules and regulations governing banks is not a complete summary of all applicable laws, rules and regulations governing banks.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Horgan, Rosen, Beckham & Coren, L.L.P., Calabasas, California.

EXPERTS

The consolidated financial statements of Circle Bancorp as of and for the years ended December 31, 2009 and 2008 included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Richardson & Company, Sacramento, California, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement and its exhibits and schedules. Statements contained in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will be required to file such supplementary and periodic information, documents, and reports as may be required pursuant to the Securities Exchange Act of 1934, as amended, and, as a result, we will file such supplementary and periodic information, documents, reports and other information with the SEC. These periodic reports and other information will be made available for inspection and copying at the SEC’s public reference room and the SEC’s web site, as described above.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2010 and 2009 (Unaudited)
(Dollars in thousands)

	2010	2009
ASSETS
Cash and due from banks	$3,161	$2,540
Federal funds sold	12,702	1,518
Interest bearing deposits in other financial institutions	41,613	11,121
Total cash and cash equivalents	57,476	15,179

Investment securities available-for-sale, at fair value	1,034	1,283
Loans	247,875	233,095
Less: allowance for loan losses	(3,814)	(2,798)
Loans, net	244,061	230,297
Premises and equipment, net	3,768	1,548
Federal Home Loan Bank stock, at cost	2,764	2,986
Foreclosed real estate	2,142	—
Accrued interest receivable and other assets	5,469	3,714

TOTAL ASSETS	$316,714	$255,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits		8.80%
Noninterest-bearing accounts	$31,455	$16,107
Savings and interest-bearing accounts	92,685	101,620
Time deposits less than $100,000	18,717	21,028
Time deposits $100,000 or more	92,201	44,207
Total deposits	235,058	182,962

Federal Home Loan Bank advances	56,000	51,000
Junior subordinated debt securities	8,764	8,764
Accrued interest payable and other liabilities	1,380	1,369
TOTAL LIABILITIES	301,202	244,095

Preferred stock, no par; 10,000,000 shares authorized; Series A (liquidation preference $1,000 per share); 10,000 shares authorized; 3,520 shares issued and outstanding in 2010 and none in 2009	3,390	—

Common stock, no par; 10,000,000 shares authorized; 1,149,640 shares issued and outstanding in 2009 and 2008	3,589	3,589
Additional paid-in capital	46	64
Retained earnings	8,466	7,248
Accumulated other comprehensive income	21	11
TOTAL SHAREHOLDERS’ EQUITY	15,512	10,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$316,714	$255,007

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2010 and 2009 (Unaudited)
(Dollars in thousands)

	2010	2009
INTEREST INCOME
Interest and fees on loans	$13,121	$13,058
Interest on deposits in other financial institutions	24	50
Dividends on Federal Home Loan Bank stock	7	6
Interest on taxable investment securities	30	54
Interest on federal funds sold	60	16
Interest other	—	—
Total interest income	13,242	13,184

INTEREST EXPENSE
Interest on deposits	1,887	2,571
Interest on Federal Home Loan Bank advances	1,103	1,909
Interest on junior subordinated debt securities	218	275
Total interest expense	3,208	4,755
NET INTEREST INCOME	10,034	8,429
Provision for loan losses	886	689
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,148	7,740

NON-INTEREST INCOME
Fees and other income	644	401
Gain (loss) on foreclosed real estate	(84)	—
Total non-interest income	560	401

NON-INTEREST EXPENSES
Salaries and benefits	3,898	3,335
Occupancy and equipment expense	1,038	843
Other expenses	3,051	2,316
Total non-interest expenses	7,987	6,494
Income before income taxes	1,721	1,647
Provision for income taxes	688	637

NET INCOME	$1,033	$1,010

Preferred stock dividends	192	—

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$841	$1,010

NET INCOME PER COMMON SHARE	$0.73	$0.88

NET INCOME PER COMMON SHARE – ASSUMING DILUTION	$0.71	$0.86

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Nine Months Ended September 30, 2010 and 2009 (Unaudited)
(Dollars in thousands)

								Accumulated
								Other
					Additional			Comprehensive
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Retained	(Losses)
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Income	Total

Balance at January 1, 2009	—	$—	1,149,640	$3,589	$64		$6,888	$(18)	$10,523

Cash dividends on common stock ($.57 per Common share)	—	—	—	—	—		(650)	—	(650)
Net income	—	—	—	—	—	$1,010	1,010	—	1,010
Unrealized holding gains arising during the year, net of taxes of $20	—	—	—	—	—	29	—	29	29

Total comprehensive income						$1,039

BALANCE AT SEPTEMBER 30, 2009		$—	1,149,640	$3,589	$64		$7,248	$11	$10,912

Balance at January 1, 2010	650	$551	1,149,640	$3,589	$84		$7,837	$5	$12,066

Cash dividends on preferred stock	—	—	—	—	—	—	(192)	—	(192)
Cash dividends on common stock ($.18 per Common share)	—	—	—	—	—	—	(212)	—	(212)
Stock options exercised and sold	—	—	—	—	(51)	—	—	—	(51)
Stock option expense	—	—	—	—	13	—	—	—	13
Preferred stock issued	2,870	2,839	—	—	—	—	—	—	2,839
Net income						$1,033	1,033		1,033
Unrealized holding losses arising during the year, net of taxes of $8	—	—	—	—	—	16	—	16	16

Total comprehensive income						$1,049

BALANCE AT SEPTEMBER 30, 2010	3,520	$3,390	1,149,640	$3,589	$46		$8,466	$21	$15,512

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2010 and 2009 (Unaudited)
 (Dollars in thousands)

	2010	2009
OPERATING ACTIVITIES
Net income	$1,033	$1,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	363	329
Amortization and accretion on securities	(1)	(1)
Provision for loan losses	886	689
Provision for loss on foreclosed real estate	112	—
Net change in accrued interest receivable and other assets	(1,179)	(820)
Net change in accrued interest payable and other liabilities	148	597
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,362	1,804

INVESTING ACTIVITIES
Proceeds of matured and called securities available-for-sale	217	225
Net change in loans	(17,283)	(5,305)
Purchase of premises and equipment	(2,634)	(74)
Redemption of Federal Home Loan Bank stock	222	—
NET CASH USED BY INVESTING ACTIVITIES	(19,478)	(5,154)

FINANCING ACTIVITIES
Net change in deposits	32,134	7,029
Proceeds from Federal Home Loan Bank advances	23,000	18,500
Repayment of Federal Home Loan Bank advances	(4,500)	(24,500)
Payments on repurchase of stock options exercised	(38)	—
Preferred Stock Issued	2,839	—
Preferred Stock dividends paid	(192)	—
Common Stock Dividends paid	(212)	(650)
NET CASH PROVIDED BY FINANCING ACTIVITIES	53,031	379

NET CHANGE IN CASH AND CASH EQUIVALENTS	34,915	(2,971)

Cash and cash equivalents at beginning of period	22,561	18,150

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$57,476	$15,179

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$3,189	$4,538
Cash paid for income taxes	$1,829	$926

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Net change in unrealized gains and losses on available-for-sale securities	$16	$47
Loans transferred to foreclosed real estate	$2,254	—

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
September 30, 2010 and 2009 (Unaudited)

Note 1: Basis of Presentation

In the opinion of Management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature which are necessary to present fairly the financial condition of Circle Bancorp and Subsidiary (the “Company”) at September 30, 2010 and 2009 and results of operations for the nine months then ended.

Certain information and footnote disclosures presented in our annual financial statements are not included in these interim financial statements. Accordingly, the accompanying unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the operating results through December 31, 2010.

Note 2: Consolidation

The consolidated financial statements include the accounts of Circle Bancorp and its wholly owned subsidiary, Circle Bank. All material intercompany accounts and transactions have been eliminated in consolidation.

Note 3: Commitments

We had no outstanding performance letters of credit at September 30, 2010 and September 30, 2009.

Note 4: Net Income Per Common Share

Net income per share is calculated by using the weighted average common shares outstanding. The weighted average number of common shares used in computing the net income per common share for the period ending September 31, 2010 and September 31, 2009 was 1,149,640.

Net income per share (diluted) is calculated by using the weighted average common shares (diluted) outstanding. The weighted average number of common shares (diluted) used in computing the net income per common share (diluted) for the period ending September 30, 2010 and September 30, 2009 was 1,183,771 and 1,170,467, respectively.

Note 5: Stock Option Accounting

We have a stock-based employee and director compensation plan. We adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718 , Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Options were granted in 2009 and 2010 under the fair value method. Awards under our plan generally vest over five years. The cost related to stock-based employee and director compensation is included in the determination of net income for the periods ended September 30, 2010 and 2009.

Note 6: Employee Retirement Plans

The Company has a 401(k) Plan and Trust that covers substantially all of the Company’s employees. The Company’s contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Code. Employees may elect to defer a portion of their compensation to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code, which the Company matches up to 5% of the employees’ base salary. The Company contributed $ 70 ,000 and $ 71 ,000 to the plan in the first nine months of 2010 and the first nine months of 2009, respectively.

Pursuant to a salary continuation plan effective April 1, 2006, the Bank’s Chief Executive Officer (CEO) shall receive equal payments of $100,000 per year adjusted for an annual 2% inflation factor, commencing August 1, 2023 for a period of 15 years. In the event that the Bank’s CEO decides to retire before age 62, she will have the option to receive an early retirement benefit equal to a prorated portion of the normal retirement benefit (the net present value of the benefits payable at age 62). In the event of early retirement, the Bank’s CEO may elect to receive the benefits at the time of early retirement or at age 62. Should the Bank’s CEO become disabled prior to August 1, 2023, she will receive a benefit equal to a prorated normal retirement benefit commencing 90 days after date of disability. Should there be a change of control prior to August 1, 2023, the benefits payable to the Bank’s CEO are equal to the normal retirement benefit at age 62. If the Bank’s CEO elects to receive benefits upon change of control, the benefit paid will be equal to the net present value of the benefits that would be payable at age 62. Should the Bank’s CEO die during the pre-retirement period, the death benefit provided under the benefit plan would be equal to the then-accrued liability balance on Bank’s balance sheet, payable in a lump sum immediately. Should the Bank’s CEO die during the benefit payment period, the designated beneficiary(ies) will receive the remaining benefit payments as scheduled. At September 30, 2010 and 2009, the liability recorded for the deferred compensation plan totaled $ 237 ,000 and $ 217 ,000, respectively. The amount of expense related to this plan for the first nine months of 2010 and the first nine months of 2009 was $ 16 ,000 and $ 11 ,000, respectively.

CIRCLE BANCORP AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
September 30, 2010 and 2009 (Unaudited)

Note 7: Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. Effective January 1, 2009 the Company adopted FASB ASC 820, which enhances the disclosures about financial instruments carried at fair value. The adoption of FASB ASC 820 did not have an impact on the Company’s financial condition or results of operations.

In general, fair values determined by:

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any market activity for the asset or liability.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30 , 2010, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

At September 30, 2010
	Total	Level 1	Level 2	Level 3
Available-for-sale securities	$1,034	$0	$1,034	$0

The following methods were used to estimate the fair value of each class of financial instrument above:

Securities available-for-sale – Securities classified as available-for-sale are reported at fair value utilizing Level 1 inputs for equity securities and Level 2 inputs for all other investment securities. For equity securities, the Company obtains the fair value measurements from NASDAQ and for investment securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions among other things.

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below.

At September 30, 2010
	Total	Level 1	Level 2	Level 3
Impaired Loans	$5,659	$0	$5,659	$0
Foreclosed real estate	2,142	—	2,142	—

Impaired loans and foreclosed real estate – The fair value of impaired loans and foreclosed real estate is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2010 substantially all of the total impaired loans and foreclosed real estate were evaluated based on the fair value of the collateral. In accordance with FASB ASC 820 , impaired loans and foreclosed real estate where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

CIRCLE BANCORP AND SUBSIDIARY
Notes to Unaudited Consolidated Financial Statements
September 30, 2010 and 2009 (Unaudited)

Note 8: Allowance for Loan Losses and Impaired Loans

The allowance for loan losses is maintained at levels considered adequate by Management to provide for probable loan losses inherent in the portfolio. The allowance is based on Management’s assessment of various factors affecting the loan portfolio, including the level of problem loans, economic conditions, loan loss experience, and an overall evaluation of the quality of the underlying collateral.

Activity in the allowance for loan losses follows:

	(Unaudited)
	September 30,
	2010	2009
	(Dollars in thousands)

Allowance for loan losses at beginning of period	$3,028	$2,395
Provision for loan losses	886	689
Loans charged off	(100)	(287)
Loan recoveries	—	1
Allowance for loan losses at end of period	$3,814	$2,798

Total loans outstanding at period end, before deducting allowance for loan losses	$247,875	$233,095

Ratio of allowance for loan losses to total loans	1.54%	1.20%

Non-accrual loans at period end:
Real estate - single family	1,946	644
Real estate - multi-family	1,268	301
Real estate - commercial	2,445	787
Total non-accrual loans	5,659	1,732

Allowance for loan losses to non-accrual loans	67.40%	161.55%

Non-accrual loans to total loans	2.28%	0.74%

At September 30, 2010, there were no significant commitments to extend credit on impaired loans. There were no accruing loans past due more than 90 days at September 30, 2010 or September 30, 2009.

Note 9:  Income Taxes

The California Franchise Tax Board (FTB) is currently auditing the Company’s 2008, 2007 and 2006 franchise tax returns and has asserted that enterprise zone loan net interest deductions totaling approximately $1,655,000 were improperly taken during these tax years.  The Company and several other financial institutions have disputed the position taken by the FTB and the Company believes there is more than a 50% likelihood that the deductions taken will be allowed.  The Company, if it does not prevail, could be required to pay the assessed franchise taxes of approximately $179,000 plus penalties and interest on the amount assessed.  No franchise tax, penalties or interest have been accrued for the amount assessed because the Company believes it will ultimately prevail.  The ultimate resolution of this matter could differ from management’s estimate and could result in additional franchise tax being expensed, which would affect the Company’s effective tax rate.  The Company does not expect the exam to be completed during the next twelve months.

Richardson & Company	550 Howe Avenue, Suite 210 Sacramento, California 95825
Telephone: (916) 564-8727
FAX: (916) 564-8728

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders
Circle Bancorp and Subsidiary
Novato, California

We have audited the accompanying consolidated balance sheets of Circle Bancorp and Subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Pubic Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Circle Bancorp and Subsidiary as of December 31, 2009 and 2008, and the consolidated results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

October 4, 2010

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008
(dollars in thousands)

	2009	2008
ASSETS
Cash and due from banks	$2,550	$8,588
Federal funds sold	16,403	2,828
Interest bearing deposits in other financial institutions	3,608	6,734
Total cash and cash equivalents	22,561	18,150

Investment securities available-for-sale, at fair value	1,226	1,460
Loans	232,946	228,076
Less: allowance for loan losses	(3,028)	(2,395)
Loans, net	229,918	225,681
Premises and equipment, net	1,493	1,803
Federal Home Loan Bank stock, at cost	2,986	2,986
Accrued interest receivable and other assets	4,302	2,911

TOTAL ASSETS	$262,486	$252,991

LIABILITIES AND SHAREHOLDER’S EQUITY
Deposits
Noninterest-bearing accounts	$19,268	$15,950
Savings and interest-bearing accounts	87,788	91,097
Time deposits less than $100,000	20,552	32,694
Time deposits $100,000 or more	75,316	36,192
Total deposits	202,924	175,933

Federal Home Loan Bank advances	37,500	57,000
Junior subordinated debt securities	8,764	8,764
Accrued interest payable and other liabilities	1,232	771
TOTAL LIABILITIES	250,420	242,468

Preferred stock, no par; 10,000,000 shares authorized; Series A (liquidation preference $1,000 per share); 10,000 shares authorized; 650 shares issued and outstanding in 2009 and none in 2008	551	—
Common stock, no par; 10,000,000 shares authorized; 1,149,640 shares issued and outstanding in 2009 and 2008	3,589	3,589
Additional paid-in capital	84	64
Retained earnings	7,837	6,888
Accumulated other comprehensive income (loss)	5	(18)
TOTAL SHAREHOLDERS’ EQUITY	12,066	10,523

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$262,486	$252,991

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009 and 2008
(dollars in thousands)

	2009	2008
INTEREST INCOME
Interest and fees on loans	$17,324	$17,887
Interest on deposits in other financial institutions	61	170
Interest on taxable investment securities	57	92
Interest on federal funds sold	28	74
Interest other	11	17
Dividends on Federal Home Loan Bank stock	6	113
Total interest income	17,487	18,353

INTEREST EXPENSE
Interest on deposits	3,245	5,454
Interest on Federal Home Loan Bank advances	2,324	2,720
Interest on junior subordinated debt securities	349	552
Total interest expense	5,918	8,726
NET INTEREST INCOME	11,569	9,627
Provision for loan losses	904	323
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,665	9,304

NON-INTEREST INCOME
Fees and other income	622	499
Gain on sale of loans		1
Total non-interest income	622	500

NON-INTEREST EXPENSES
Salaries and benefits	4,315	3,446
Occupancy and equipment expense	1,135	1,158
Other expenses	3,270	2,347
Total non-interest expenses	8,720	6,951
Income before income taxes	2,567	2,853
Provision for income taxes	965	1,109

NET INCOME	$1,602	$1,744

Preferred stock dividends	3

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$1,599	$1,744

NET INCOME PER COMMON SHARE:

BASIC	$1.39	$1.52

ASSUMING DILUTION	$1.36	$1.49

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2009 and 2008
(dollars in thousands)

	Comprehensive	Preferred Stock		Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive Income
	Income	Shares	Amount	Shares	Amount	Capital	Earnings	(Losses)	Total

Balance at January 1, 2008				1,149,640	$3,589	$24	$5,255	$6	$8,874

Cash dividends on common stock ($0.10 per share)							(111)		(111)
Stock option expense	40	40
Net income	$1,744						1,744		1,744
Other comprehensive income, net of tax:
Unrealized holding losses arising during the year, net of taxes of $18	(24)							(24)	(24)
Other comprehensive income, net of taxes	(24)

Total comprehensive income	$1,720

BALANCE AT DECEMBER 31, 2008				1,149,640	3,589	64	6,888	(18)	10,523

Cash dividends on common stock ($0.57 per share)							(650)		(650)
Cash dividends on preferred stock							(3)		(3)
Stock option and warrant expense						41			41
Stock options exercised and repurchased						(21)			(21)
Perferred stock issued		650	$551						551
Net income	$1,602						1,602		1,602
Other comprehensive income, net of tax:
Unrealized holding gains arising during the year, net of taxes of $(16)	23							23	23
Other comprehensive income, net of taxes	23

Total comprehensive income	$1,625

BALANCE AT DECEMBER 31, 2009		650	$551	1,149,640	$3,589	$84	$7,837	$5	$12,066

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008
(dollars in thousands)

	2009	2008
OPERATING ACTIVITIES
Net income	$1,602	$1,744
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	433	520
Amortization and accretion on securities	2	5
Dividends on Federal Home Loan Bank stock		(150)
Stock option and warrant expense	41	40
Provision for loan losses	904	323
Net change in accrued interest receivable and other assets	(1,413)	(323)
Net change in accrued interest payable and other liabilities	456	(90)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,025	2,069

INVESTING ACTIVITIES
Proceeds of matured and called securities available-for-sale	272	751
Net change in loans	(5,141)	(13,408)
Purchases of premises and equipment	(118)	(46)
Purchases of Federal Home Loan Bank stock		(171)
Redemption of Federal Home Loan Bank stock		154
NET CASH USED BY INVESTING ACTIVITIES	(4,987)	(12,720)

FINANCING ACTIVITIES
Net change in deposits	26,991	22,330
Net proceeds from the issuance of preferred stock	551
Proceeds from Federal Home Loan Bank advances	20,500	21,500
Repayment of Federal Home Loan Bank advances	(40,000)	(20,100)
Net proceeds from the exercise and repurchase of stock options	(21)
Cash dividends paid on common stock	(648)	(111)
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,373	23,619

NET CHANGE IN CASH AND CASH EQUIVALENTS	4,411	12,968

Cash and cash equivalents at beginning of year	18,150	5,182

CASH AND CASH EQUIVALENTS AT END OF YEAR	$22,561	$18,150

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$6,004	$8,817
Cash paid for income taxes	$1,197	$1,441

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Net change in unrealized gains and losses on available-for-sale securities	$39	$(42)
Net change in deferred income taxes on unrealized gains and losses on securities available-for-sale	$(16)	$18

The accompanying notes are an integral part of these financial statements.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business: The consolidated financial statements of Circle Bancorp and Subsidiary (the Company) include its wholly-owned subsidiary, Circle Bank (the Bank). The Company was incorporated as a California Corporation on March 16, 1989 as New West Bancshares and changed its name to Circle Bancorp during the year ended December 31, 2008. The Bank incorporated on September 13, 1989 and commenced business in January 1990 as a California industrial loan corporation. Effective October 1, 2000, the Bank became an industrial bank. The Bank is subject to regulation, supervision and regular examination by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank’s business.

The financial statements of Circle Bancorp and its wholly-owned subsidiary are prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the financial institution industry. The following is a summary of the significant accounting and reporting policies used in preparing these financial statements.

Nature of Operations: The Bank provides a variety of financial services to individuals and businesses in its primary service areas of Alameda, Contra Costa, Marin, San Francisco, San Mateo, Santa Clara, Solano, Napa and Sonoma Counties, California. The Bank offers depository and lending services, including deposit accounts consisting of interest-bearing and noninterest-bearing accounts, savings accounts and time deposits. The Bank’s lending activities are directed primarily towards granting real estate and commercial loans to predominately small and middle-market businesses and individuals.

Principles of Consolidation: The consolidated financial statements include the accounts of Circle Bancorp and its wholly-owned subsidiary, Circle Bank. All material intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Cash and Cash Equivalents: For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “cash and due from banks,” “federal funds sold” and “interest bearing deposits in other financial institutions.” Generally, federal funds are sold or purchased for one-day periods.

Investment Securities: Securities are classified as held-to-maturity if the Company has both the intent and ability to hold those debt securities to maturity, regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if the Company intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in shareholders’ equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s investments in mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans: Loans are stated at the amount of unpaid principal, less the allowance for loan losses and net deferred loan fees. Interest on loans is accrued and credited to income based on the principal amount outstanding. Loan origination fees, net of direct origination costs, are deferred and recognized as an adjustment of the yield on the related loan. Amortization of net deferred loan fees is discontinued when the loan is placed on nonaccrual status.

Allowance for Loan Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan portfolio. Credit losses related to off-balance-sheet instruments are accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loan’s historical effective interest rate or, for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans: Loans, including those considered impaired, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease terms, which range from three to ten years.

Investment in Federal Home Loan Bank (FHLB) Stock: As a member of the Federal Home Loan Bank (FHLB) System, the Bank is required to maintain an investment in capital stock of the FHLB. The investment exceeds the minimum requirement at December 31, 2009 and 2008. The investment is stated at cost in the accompanying balance sheets.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising: Advertising costs are charged to operations in the year incurred.

Net Income Per Share of Common Stock: Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, after giving retroactive effect to stock dividends and splits. Net income per share – assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

Off-Balance-Sheet Financial Instruments: In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Stock Option Accounting: At December 31, 2009, the Company has a stock-based employee compensation plan, which is described more fully in Note L. The Company adopted the fair value recognition provisions of FASB ASC 718, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified, or settled after January 1, 2006. Options and stock warrants were granted in 2009 and 2008 under the fair value method. The cost of stock-based compensation was included in the determination of net income for the years ended December 31, 2009 and 2008 for all awards since January 1, 2006. Awards under the Company’s plan vest generally over four to five years, although a shorter vesting period may be approved by the Board of Directors.

Operating Segments: Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management desegregates a company for making operating decisions and assessing performance. The Company has determined that its business is comprised of a single operating segment.

Subsequent events: The Company evaluated all events or transactions that occurred after December 31, 2009 and up to October 4, 2010, the date the financial statements were issued. During this period, the Company had one recognizable subsequent event and two nonrecognizable subsequent events, which are discussed in Note V.

Reclassifications: Certain reclassifications were made to 2008 noninterest expenses to conform to the current year presentation. These reclassifications had no effect on previously reported net income.

New Accounting Pronouncements: In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company’s financial position or results of operations.

The FASB has issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

The FASB has issued ASU No. 2009-16, Transfers and Servicing: Accounting for Transfers of Financial Assets, which clarifies that the determination of whether a transferor has surrendered control over transferred financial assets must consider the transferor’s continuing involvement in the transferred financial asset. It limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire original financial asset and/or when the transferor has continuing involvement with the transferred financial asset. ASU No. 2009-16 is effective for fiscal years beginning after November 15, 2009 and for interim periods within those fiscal years.

The FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which provides greater transparency about an entity’s allowance for credit losses and the credit quality of financing receivables. This ASU requires disclosures on a disaggregated basis of the rollforward of the allowance for credit losses for portfolio segments, the related investment in financing receivables, the nonaccrual status of financing receivables by class, impaired financing receivables by class and additional disclosures about troubled debt restructurings. ASU No. 2010-20 is effective for public companies for fiscal years ending on or after December 15, 2010 and for interim periods beginning on or after December 15, 2010.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve requirements of the Federal Reserve Bank. The total requirement was $25,000 as of December 31, 2009 and 2008.

NOTE C – INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values at December 31 were as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2009
Available-for-sale securities:
Mortgage-backed securities	$1,217	$14	$(5)	$1,226

December 31, 2008
Available-for-sale securities:
Mortgage-backed securities	$1,491	$—	$(31)	$1,460

The maturities of investment securities at December 31, 2009 were as follows (in thousands):

	Available-for-Sale
	Amortized Cost	Fair Value

Due in one year or less	$267	$269
Due after one year through five years	597	601
Due after five years through ten years	254	256
After ten years	99	100

	$1,217	$1,226

The amortized cost and fair value of mortgage-backed securities are presented by expected maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

There were no sales of securities available-for-sale during 2009 or 2008.

The following table shows the investments gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31 (in thousands):

	Less than 12 months		12 months or greater
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2009
Mortgage-backed securities	$251	$(5)	$—	$—

December 31, 2008
Mortgage-backed securities	$1,460	$(31)	$—	$—

There was one mortgage-backed security that was in a continuous loss position for less than 12 months as of December 31, 2009 and five mortgage-backed securities that were in a continuous loss position for less than 12 months as of December 31, 2008. The unrealized losses on these securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009 and 2008.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE D – LOANS AND ALLOWANCE FOR LOAN LOSSES

The loan portfolio consisted of the following at December 31 (in thousands):

	2009	2008

Real estate – commercial	$79,140	$72,750
Real estate – multi-family	53,420	54,733
Real estate – single family	83,221	85,231
Real estate – land	5,794	3,308
Commercial	10,089	10,338
Installment and other	423	718
	232,087	227,078
Deferred loan fees and costs, net	859	998
Allowance for loan losses	(3,028)	(2,395)

	$229,918	$225,681

The maturity or repricing distribution of the loan portfolio is as follows at December 31 (in thousands):

	2009	2008

Quarterly or more frequently	$24,248	$34,496
Quarterly to annual frequency	14,342	19,512
One to five years frequency	21,703	23,194
Over five years to fifteen years	170,129	146,796
Over fifteen years	1,665	3,080

	$232,087	$227,078

Loans that are at their contractual floor are presented as repricing at their maturity date in the preceding schedule.

Changes in the allowance for loan losses were as follows for the years ended December 31 (in thousands):

	2009	2008

Beginning balance	$2,395	$2,138
Provision for loan losses	904	323
Loans charged off	(287)	(66)
Loan recoveries	16

Ending balance	$3,028	$2,395

At December 31, 2009, the recorded investment in loans for which impairment has been recognized in accordance with FASB ASC 310-10-35 totaled $5,630,000, with a corresponding valuation allowance of approximately $161,000. At December 31, 2008, the Company had no loans for which impairment had been recognized in accordance with FASB ASC 310-10-35. For the year ended December 31, 2009, the average recorded investment in impaired loans was approximately $1,461,000. Interest income totaling $9,800 was recognized on impaired loans during 2009, which was recognized on the cash basis.

At December 31, 2009, there were no other nonaccrual loans. At December 31, 2008, nonaccrual loans for which impairment had not been recognized totaled $165,000. The Company has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The Company receives fees for servicing retained on loans sold. Loans being serviced by the Company for others totaled approximately $4,090,000 and $5,736,000 for the years ended December 31, 2009 and 2008, respectively.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31 (in thousands):

	2009	2008

Leasehold improvements	$2,586	$2,595
Furniture, fixtures and equipment	1,526	1,494
Construction in progress	95
	4,207	4,089
Less: Accumulated depreciation and amortization	(2,714)	(2,286)

	$1,493	$1,803

Depreciation and amortization expense was $428,000 and $515,000 for the years ended December 31, 2009 and 2008, respectively. Construction in progress represents the construction of a new branch in the Noe Valley area of the City of San Francisco.

NOTE F – TIME DEPOSITS

The maturities of time deposits at December 31 are as follows (in thousands):

	2009	2008

Maturing within one year	$88,112	$66,137
Maturing in one year through three years	4,533	2,452
Maturing in three to five years	3,223	297

	$95,868	$68,886

Interest expense incurred on time deposits in denominations of $100,000 or more was $1,095,000 and $1,573,000 for the years ended December 31, 2009 and 2008, respectively.

NOTE G – LINES OF CREDIT AND NOTE PAYABLE

The Company has an agreement to borrow from the Federal Reserve Bank by obtaining advances or discounting eligible paper to the extent of pledged collateral. Promissory notes and deeds of trust on the Bank’s loans totaling $72,232,000 and $72,841,000 were held by the Federal Reserve Bank as collateral resulting in a borrowing capacity of $52,007,000 and $61,985,000 at December 31, 2009 and 2008, respectively. The Bank had $4,292,000 and $4,180,000 available for intraday overdrafts at December 31, 2009 and 2008, respectively, which is limited to the lesser of 20% of risk weighted assets or $10 million as calculated by the Federal Reserve. There were no borrowings outstanding under these agreements as of December 31, 2009 and 2008.

The Bank has uncommitted federal funds line of credit agreements with other banks. The maximum borrowings available under these lines totaled $5,000,000 at December 31, 2009 and 2008. There were no borrowings outstanding under these agreements at December 31, 2009 and 2008.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE G – LINES OF CREDIT AND NOTE PAYABLE (Continued)

The Company had 16 and 28 advances totaling $37,500,000 and $57,000,000 from the Federal Home Loan Bank at December 31, 2009 and 2008, respectively. Interest on the advances is due monthly and the principal balance is due at maturity as follows at December 31, 2009 (in thousands):

Amount	Interest Rates	Maturity Date

$1,500	4.85%	April 26, 2010
3,000	4.88%	April 30, 2010
2,000	4.08%	June 20, 2011
2,000	3.96%	June 27, 2011
500	4.97%	September 22, 2011
1,000	4.70%	December 1, 2011
2,000	4.70%	December 5, 2011
5,000	2.91%	December 11, 2013
5,000	3.00%	March 27, 2014
3,500	2.83%	April 14, 2014
2,000	2.58%	May 15, 2014
2,000	2.61%	June 16, 2014
2,000	2.64%	July 15, 2014
2,000	2.67%	August 15, 2014
2,000	2.70%	September 15, 2014
2,000	2.87%	October 15, 2014

$37,500

The Company had securities with an amortized cost and fair value of $1,217,000 and $1,226,000 at December 31, 2009 and $1,491,000 and $1,460,000 at December 31, 2008, respectively, and loans with a principal balance of $103,084,000 and $105,721,000 at December 31, 2009 and 2008, respectively, pledged as collateral for these advances. The remaining borrowings available under the agreement were $18,745,000 and $6,924,000 as of December 31, 2009 and 2008, respectively.

NOTE H – JUNIOR SUBORDINATED DEBT SECURITIES

New West Statutory Trust I (Trust I) and New West Statutory Trust II (Trust II) are Connecticut and Delaware statutory business trusts, respectively. The trusts were formed by the Company for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by the Company. For financial reporting purposes, the Company’s equity interests in these trusts, totaling $264,000 at December 31, 2009 and 2008, are accounted for under the equity method and are included in other assets on the accompanying consolidated balance sheet and the junior subordinated deferrable interest debentures (the “subordinated debentures”) held by the trust and issued and guaranteed by the Company are reflected in the Company’s consolidated balance sheet. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to twenty-five percent (25%) of the Company’s Tier 1 capital on a pro forma basis.

In June and December 2003, the Company issued to Trust I and Trust II subordinated debentures due June 26, 2033 and February 8, 2034, respectively. Simultaneously, Trust I and Trust II issued 3,500 and 5,000 floating rate trust preferred securities, with liquidation values of $1,000 per securities, for gross proceeds of $8,500,000. The subordinated debentures represent the sold assets of the Trusts. The subordinated debentures are redeemable by the Company. The Company may redeem the subordinated debentures held by Trust I on any March 26, June 26, September 26 or December 26. The Company may redeem the subordinated debentures held by Trust II on any February 8, May 8, August 8, and November 8. The redemption price shall be par value plus accrued and unpaid interest, except in the case of redemption under a special event, which is defined in the debenture. The floating rate trust preferred securities are subject to mandatory redemption to the extent of any early redemption of the subordinated debentures and upon maturity of the subordinated debentures on June 26, 2033 and February 8, 2034.

Holders of the trust preferred securities are entitled to cumulative cash distributions on the liquidation amount of $1,000 per security. Interest rates on each set of trust preferred securities and subordinated debentures are the same and computed on a 360-day basis. For the $3,609,000 in subordinated debentures and $3,500,000 in trust preferred securities issued in June

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE H – JUNIOR SUBORDINATED DEBT SECURITIES (Continued)

2003, the rate is the three-month London Interbank Offered Rate (LIBOR) plus 3.10%, adjustable quarterly. For the $5,155,000 in subordinated debentures and $5,000,000 in trust preferred securities issued in December 2003, the rate is the three-month LIBOR plus 2.85%, adjustable quarterly. The average LIBOR rate for the years ended December 31, 2009 and 2008 was .74% and 2.87%, respectively.

The subordinate debentures and trust preferred securities accrue and pay distributions quarterly based on the floating rate described above on the stated liquidation value of $1,000 per security. The Company has entered into contractual agreements which, taken collectively, fully, and unconditionally guarantee payment of (1) accrued and unpaid distributions required to be paid on the trust preferred securities; (2) the redemption price with respect to any trust preferred securities called for redemption by Trust I or II and (3) payments due upon voluntary or involuntary dissolution, winding up, or liquidation of Trust I and II.

NOTE I – RETIREMENT PLAN

The Company has a 401(k) Plan and Trust that covers substantially all of the Company’s employees. The Company’s contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Code. Employees may elect to defer a portion of their compensation to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code, which the Company matches up to 5% of the employees’ base salary. The Company contributed $94,000 to the plan in 2009 and 2008.

Pursuant to a salary continuation plan approved by the board of directors on March 23, 2006 and effective April 1, 2006, the Bank’s Chief Executive Officer (CEO) shall receive equal payments of $100,000 per year adjusted for an annual 2% inflation factor, commencing August 1, 2023 for a period of 15 years. In the event that the Bank’s CEO decides to retire before age 62 she will have the option to receive an early retirement benefit equal to a prorated portion of the normal retirement benefit (the net present value of the benefits payable at age 62). In the event of early retirement, the Bank’s CEO may elect to receive the benefits at the time of early retirement or at age 62. Should the Bank’s CEO become disabled prior to August 1, 2023, she will receive a benefit equal to a prorated normal retirement benefit commencing 90 days after date of disability. Should there be a change of control prior to August 1, 2023, the benefits payable to the Bank’s CEO are equal to the normal retirement benefit at age 62. If the Bank’s CEO elects to receive benefits upon change of control, the benefit paid will be equal to the net present value of the benefits that would be payable at age 62. Should the Bank’s CEO die during the pre-retirement period, the death benefit provided under the benefit plan would be equal to the then-accrued liability balance on Bank’s balance sheet, payable in a lump sum immediately. Should the Bank’s CEO die during the benefit payment period, the designated beneficiary(ies) will receive the remaining benefit payments as scheduled. At December 31, 2009 and 2008, the liability recorded for the deferred compensation plan totaled $221,000 and $206,000, respectively. The amount of expense related to this plan for 2009 and 2008 was $15,000 and $73,000, respectively.

NOTE J – FEES AND OTHER INCOME AND OTHER NONINTEREST EXPENSES

Fees and other income is comprised of the following for the years ended December 31 (in thousands):

	2009	2008

Service charges on deposit accounts	$474	$367
Fees and other income	148	132

	$622	$499

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE J – FEES AND OTHER INCOME AND OTHER NONINTEREST EXPENSES (Continued)

Other noninterest expenses are comprised of the following for the years ended December 31 (in thousands):

	2009	2008

Professional services	$889	$517
Data processing	517	433
Banking assessments	398	124
Marketing	380	360
Directors fees and expenses	214	209
Other expenses	872	704

	$3,270	$2,347

NOTE K – INCOME TAXES

The provision for income taxes was comprised of the following at December 31 (in thousands):

	2009	2008
Currently payable:
Federal	$1,243	$1,133
State	225	263
	1,468	1,396
Deferred tax expense:
Federal	(402)	(231)
State	(101)	(56)
	(503)	(287)

Net provision for income taxes	$965	$1,109

The following is a reconciliation of income taxes computed at the Federal statutory income tax rate of 34% to the effective income tax rate used for the provision for income taxes:

	2009	2008

Income tax benefit at the Federal statutory rate	$873	$970
State franchise tax expense, less Federal income tax effect	184	204
Enterprise zone loan interest	(103)	(79)
Incentive stock options	6	15
Nondeductible expenses and other	5	(1)

Provision (benefit) for income tax	$965	$1,109

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE K – INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to the components of the net deferred tax assets as of December 31 were as follows:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$1,210	$892
Depreciation	153	54
Deferred compensation	91	85
State franchise tax	80	85
Nonaccrual interest	74	9
Stock appreciation rights	66	56
Accrued vacation	32	24
Net operating loss carryforwards	6	9
Unrealized securities holding losses		13
Other	15	9
Total deferred tax assets	1,727	1,236

Deferred tax liabilities:
Federal Home Loan Bank dividends	$(164)	$(164)
Unrealized security holding gains	(4)
Total deferred tax liabilities	(168)	(164)

Net deferred tax assets	$1,559	$1,072

At December 31, 2009, the Company had limited net operating loss carryforwards totaling approximately $1,397,000 for federal tax return purposes, of which $1,175,000 will expire in 2010 and $223,000 will expire in 2011. However, due to changes in ownership during 1996, these carryforwards are subject to limitations of approximately $9,000 per year to reduce federal taxable income. As provided under the Internal Revenue Code, future changes, if any, in the Company’s ownership may affect the actual amounts available to use.

Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Company’s tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed.

Net income taxes payable at December 31, 2009 were $184,000. Net income taxes receivable at December 31, 2008 were $140,000.

The Company and its subsidiary file an income tax return in the U.S. federal jurisdiction and a franchise tax return in the State of California jurisdiction. The Company is no longer subject to U.S. federal income tax examinations and State franchise tax examinations by taxing authorities for years prior to 2006 and 2005, respectively.

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for the disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. The Company adopted provisions of FASB ASC 740-10, on January 1, 2007. There have been no adjustments identified for unrecognized tax benefits requiring an adjustment to the income statement since this pronouncement was implemented. The Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities’ examinations of the Company’s tax returns, recent positions taken by taxing authorities on similar transactions, if any, and the overall tax environment. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. The Company has recognized no interest or penalties since this pronouncement was implemented.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE L – EARNINGS PER SHARE

The following is the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share amounts) as adjusted for the one for six reverse stock split:

	2009	2008
Basic:
Net income available to common shareholders	$1,599	$1,744

Weighted-average common shares outstanding	1,150	1,150

Earnings per share	$1.39	$1.52

Diluted:
Net income available to common shareholders	$1,599	$1,744

Weighted-average common shares outstanding	1,150	1,150

Net effect of dilutive stock options - based on the treasury stock method using average market price	22	24

Weighted-average common shares outstanding and common stock equivalents	1,172	1,174

Earnings per share – assuming dilution	$1.36	$1.49

The Company’s common stock is privately held and not listed on or quoted by any exchange. The average book value of the average shares outstanding is used for determining dilution of outstanding stock options. The average book value at December 31, 2009 and 2008 was $9.82 and $8.46, respectively, as adjusted for the one for six reverse stock split.

NOTE M – STOCK BASED COMPENSATION PLAN

The Company approved a Director’s Non-qualified Stock Option Plan and an Employee Incentive Stock Option and Stock Appreciation Rights (SARs) Plan, effective April 18, 2002, under which non-qualified and incentive stock options, as defined under the Internal Revenue Code, may be granted. The plans are administered by the Board of Directors or a Committee of the Board. Options representing 170,481 shares, as adjusted for the one for six reverse stock split, of the Company’s authorized and unissued common stock may be granted under the plans by the Committee to directors, full-time officers, and full-time employees of the Company at a price to be determined by the Committee, but shall not be less than the fair market value of the shares on the date the stock option is granted. Options for employees are typically exercisable over a five year period beginning one year after the grant date. Certain options for officers and directors may vest over a shorter period if approved by the Board. The options may have an exercise period of no more than 10 years.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for grants in 2009: dividend yield of zero; an expected volatility of 7.27 percent; risk-free interest rate of 2.82 percent and expected life of 10 years. The following assumptions were used for grants in 2008: dividend yield of zero; an expected volatility of 7.52 to 7.54 percent; risk-free interest rate of 3.69 percent and expected life of 10 years. Expected volatilities are based on historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules, and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company issued 10,000 stock warrants at a stated value of $6 per share in November 2009, which allows the purchase of 10,000 shares of common stock at an exercise price of $1.58 per share, as adjusted for the one for six reverse stock split. An additional 16,667 stock warrants were issued in November 2009 at the same terms, of which 41.67% vest only if a capital

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE M – STOCK BASED COMPENSATION PLAN (Continued)

raise occurs and 58.33% vest only upon the closing of an acquisition. The warrants have a conversion feature, subject to approval of the Board of Directors, allowing the excess of the fair value of the warrants over the exercise price to be converted into a number of shares of common stock representing an equivalent fair value at the conversion date. The fair value of the stock warrants at the grant date was estimated using the same terms as used to estimate the fair value of stock options granted in 2009, as described above. The warrants have a ten year term.

A summary of stock option and stock warrant activity, adjusted for the one for six reverse stock split follows for the years ended December 31:

	Incentive Stock Options and Stock Warrants
	2009		2008
	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares

Shares under option at beginning of year	$6.78	70,610	$4.56	31,110
Options and warrants granted	9.42	40,000	8.58	39,500
Options exercised	8.76	(10,000)
Options forfeited or expired	8.76	(21,667)

Shares under option and warrant at end of year	7.38	78,943	6.78	70,610

Options and warrants exercisable at end of year	5.88	43,006	5.64	41,260

Weighted average fair value of options and warrants granted during the year	2.70		2.70

	Non-Statutory Stock Options
	2009		2008
	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares

Shares under option at beginning of year	$5.39	25,947	$5.39	25,947

Shares under option at end of year	5.39	25,947	5.39	25,947

Options exercisable at end of year	5.11	21,947	4.94	19,947

Following is the intrinsic value (in thousands) and weighted average contractual term of stock options outstanding for the years ended December 31:

	Incentive Stock Options and Stock Warrants
	2009	2008
Intrinsic value:
Outstanding shares	$249	$166
Exercisable shares	199	145

Weighted average remaining contractual term:
Outstanding shares	8.03 years	8.11 years
Exercisable shares	6.07 years	6.43 years

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE M – STOCK BASED COMPENSATION PLAN (Continued)

	Non-Statutory Stock Options
	2009	2008
Intrinsic value:
Outstanding shares	$132	$97
Exercisable shares	118	84

Weighted average remaining contractual term:
Outstanding shares	8.03 years	5.91 years
Exercisable shares	6.07 years	5.02 years

Upon the exercise of stock options, new shares are issued. There was no cash received from the exercise of stock options during 2009 and 2008.

A summary of the status of the Company’s nonvested shares as of December 31, 2009 and 2008, and changes during the years ended December 31, 2009 and 2008, adjusted for the one for six reverse stock split is presented below:

	Incentive Stock Options and Stock Warrants
	2009		2008
Nonvested Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares

Nonvested at beginning of year	$2.69	29,350	$2.46	1,467
Granted	2.69	40,000	2.70	28,250
Vested	2.70	(11,746)	2.46	(367)
Expired	2.69	(21,667)

Nonvested at end of year	2.68	35,937	2.69	29,350

	Non-Statutory Stock Options
	2009		2008
Nonvested Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares

Nonvested at beginning of year	$2.54	6,000	$2.53	8,000
Vested	2.52	(2,000)	2.52	(2,000)

Nonvested at end of year	2.55	4,000	2.54	6,000

As of December 31, 2009 and 2008, there was $99,000 and $90,000, respectively, of total unrecognized compensation cost related to nonvested stock options and warrants granted under the Plan. That cost is expected to be recognized over a weighted-average period of four years. The total fair value of options and warrants vested during the years ended December 31, 2009 and 2008 was $36,000 and $40,000, respectively.

Total compensation cost for all share-based payments recognized in net income for 2009 and 2008 totaled $23,000, which is net of the related tax benefits $17,000 for 2009 and 2008.

NOTE N – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has accepted deposits from and granted loans to directors and the companies with which they are associated. In the Bank’s opinion, the deposits and all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons. Deposits received from related parties totaled $728,000 and $1,216,000 at December 31, 2009 and 2008, respectively. Loans with officers and Directors totaled $107,000 and $30,000 at December 31, 2009 and

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE N – RELATED PARTY TRANSACTIONS (Continued)

2008, respectively. Unused credit on these loans totaled $168,000 and $22,000 at December 31, 2009 and 2008, respectively. In addition, there were loans to the adult relatives of the CEO of the Bank totaling $72,000 and $84,000 as of December 31, 2009 and 2008, respectively. These loans have terms and conditions that are consistent with the remainder of the portfolio.

NOTE O – COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments: The Company has entered into long-term lease agreements for its administrative offices and branch facilities located in Novato, Petaluma, San Rafael and Santa Rosa under noncancelable operating leases. Two separate leases exist for the Novato location. The lease on the Novato branch facility expires in May 2013 and the lease on the Novato administrative office expires in 2010. The Novato branch facility lease has rental increases based on the consumer price index with a minimum and maximum annual increase of three percent and five percent, respectively. The Petaluma lease expires in April 2015 and has scheduled annual rental increases of five to seven percent. The lease has one ten-year option to renew at current market rates. The San Rafael lease expires in February 2015 and has scheduled annual rental increases of three percent. The lease has two ten-year options to renew for consecutive ten-year periods at current market rates. Two separate leases exist for the Santa Rosa location. The lease for the Santa Rosa branch facility expires in May 2016 and the lease for the Santa Rosa administrative office expires in November 2010. The Santa Rosa branch facility lease has annual rental increases based on the consumer price index with a minimum and maximum annual increase of three percent and five percent, respectively. The lease of the Santa Rosa administrative office has scheduled annual rental increases of three percent. The following table summarizes future minimum commitments under the noncancellable operating leases (in thousands):

Year ended December 31:

2010	$551
2011	485
2012	501
2013	410
2014	323
Thereafter	212

$2,482

Rental expense relating to these leases was $512,000 and $517,000 in 2009 and 2008, respectively.

Financial Instruments with Off-Balance-Sheet Risk: The Company’s financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Company’s commitments and contingent liabilities at December 31 is as follows (in thousands):

	Contractual Amounts
	2009	2008

Commitments to extend credit	$4,840	$4,641
Standby letters of credit	546	329

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by The Company upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, deposits and real property.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE O – COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers.

The Company has not incurred any losses on its commitments in 2009 and 2008.

NOTE P – CONCENTRATIONS OF CREDIT

Most of the Company’s business activity is with customers located within the State of California, primarily within Alameda, Contra Costa, Marin, San Francisco, San Mateo, Santa Clara, Solano, Napa and Sonoma Counties. Most of the Company’s loans have been granted to customers in the Company’s market area. General economic conditions or natural disasters affecting the primary market area could affect the ability of customers to repay loans and the value of real property used as collateral. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The Company generally requires that all loans have adequate collateral to secure the loan or that the borrower has evidence of sufficient cash flows to repay loans when the loans are made. All collateral must have an appraisal, if applicable, and collateral is generally secured by liens. The Company’s access to this collateral is through judicial and non-judicial procedures.

The concentrations of credit by type of loan are set forth in Note D. In addition, the Company has concentrations of loans within the real estate and rental and leasing, and professional, scientific, and technical services occupational groups. These loans represent approximately 22% and 19%, respectively, of total loans as of December 31, 2009. In addition, the top 25 largest borrowers account for approximately $54,900,000 in loans, or approximately 24% of total loans. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include residential and commercial real property, accounts receivable, inventory and equipment. Approximately 93% of the Company’s loans are secured by real estate in its service area, including a 42% concentration in tenant-in-common loans.

The concentrations by type of investment securities are set forth in Note C. The Company places its investments primarily in financial instruments backed by U.S. Government agencies. In addition, at December 31, 2008, the Company had deposits with federally insured correspondent banks in excess of federally insured limits of $400,000. At December 31, 2009, the Company had no deposits in excess of federally insured limits. While Management recognizes the inherent risk involved in such concentrations, these concentrations provide the Company with an efficient and cost effective means of managing its liquidity positions and item processing needs. Management closely monitors the financial condition of their correspondent banks on a continuous basis and believes the Company’s risk is negligible.

NOTE Q – PREFERRED STOCK

In October 2009, the Company authorized 10,000,000 shares of Serial Preferred Stock, no par value. The Company filed a Certificate of Determination on October 15, 2009 to authorized the issuance of up to 10,000 shares of 10% Series A Cumulative Perpetual Preferred Stock (preferred stock) with no par value at a purchase price of $1,000 per share. The proceeds of the preferred stock are to be used to support continued operations of the Company and the Bank, with most of the proceeds being invested in the Bank to provide additional capital to support the Bank’s capital ratios and to support the Bank’s anticipated growth. The preferred stock bears cumulative dividends at a rate of 10% per annum on the liquidation preference of $1,000 per share paid quarterly in arrears on the 15th day of each April, July, October, and January, but will only be paid when, as and if authorized and declared by the Company’s Board of Directors.

The preferred stock ranks senior to common stock and each other class or series of capital stock the Company may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the preferred stock with respect to payment of dividends rights and rights on liquidation, dissolution and winding up of the Company. The Company may not declare or pay dividends on, or redeem, purchase or acquire common stock or other junior or parity securities unless and until the full dividends for all past dividends periods on all outstanding shares of the preferred stock have been paid for or declared and a sum sufficient for payment of those dividends has been paid or set aside.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE Q – PREFERRED STOCK (Continued)

The preferred stock is perpetual in duration and is not redeemable by the Company until after June 30, 2013 for a price equal to its liquidation preference ($1,000 per share) plus an amount equal to the full dividends accrued but unpaid whether or not declared, to but excluding, the date fixed for redemption on the shares of the preferred stock then being redeemed. The preferred stock is not subject to any mandatory redemption, sinking fund or similar provisions and has no rights to exchange or convert such shares into any other securities.

A restrictive legend has been placed on stock certificates representing shares of the preferred stock stating that they have not been registered under the Securities and Exchange Act and setting forth the foregoing restrictions. Additionally, a notation has been placed on the appropriate stock records that transfer of the stock certificates representing shares of the preferred stock cannot be made in violation of such restrictions. The holders of preferred stock have not general voting rights, and have only limited class voting rights including, authorization or issuance of additional preferred stock, shares ranking senior to the preferred stock, any amendment to the rights of the preferred stock, or any merger, exchange or similar transaction which would adversely affect the rights of the preferred stock.

On October 15, 2009, the Company filed with the Secretary of State of California, Articles of Amendment to its restated Articles of Incorporation establishing the terms of the preferred stock.

The Company issued 650 shares of preferred stock during 2009, receiving net proceeds of $551,000. During the year ended December 31, 2009, the company accrued cash dividends of $3,000 on the preferred stock. As of December 31, 2009, no dividends on the preferred stock were in arrears. In January 2010, the Board declared and the Company paid the first quarterly dividend, which was payable on January 15, 2010. The Company issued an additional 2,870 shares of preferred stock during 2010 for gross proceeds of $2,870,000.

NOTE R – REGULATORY MATTERS

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank’s regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 2009, $3,848,000 was available for cash dividend distributions without prior approval.

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the FDIC categorized the Bank and its subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution’s category. The Bank’s actual capital amounts and ratios are also presented in the following table (in thousands).

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE R – REGULATORY MATTERS (Continued)

	Actual			For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio	Amount		Ratio
	(in thousands)
As of December 31, 2009
Total Capital
(to Risk Weighted Assets)	$22,226	12.06%	≥	$14,748	≥	8.00%	$18,435	≥	10.00%
Tier I Capital
(to Risk Weighted Assets)	$19,903	10.80%	≥	$7,374	≥	4.00%	$11,061	≥	6.00%
Tier I Capital
(to Average Assets)	$19,903	7.55%	≥	$10,550	≥	4.00%	$13,187	≥	5.00%

As of December 31, 2008
Total Capital
(to Risk Weighted Assets)	$21,280	11.87%	≥	$14,343	≥	8.00%	$17,929	≥	10.00%
Tier I Capital
(to Risk Weighted Assets)	$19,034	10.62%	≥	$7,171	≥	4.00%	$10,757	≥	6.00%
Tier I Capital
(to Average Assets)	$19,034	7.52%	≥	$10,120	≥	4.00%	$12,650	≥	5.00%

NOTE S – FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB ASC 825-10-50 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10-50 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company as a whole. The estimated fair values of the Company’s financial instruments are as follows at December 31 (in thousands):

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and due from banks	$2,550	$2,550	$8,588	$8,588
Federal Funds sold	16,403	16,403	2,828	2,828
Interest-bearing deposits in other banks	3,608	3,608	6,734	6,734
Investment securities available-for-sale	1,226	1,226	1,460	1,460
Loans, net	229,918	240,138	225,681	235,790
Federal Home Loan Bank stock	2,986	2,986	2,986	2,986
Accrued interest receivable	1,117	1,117	1,150	1,150

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE S – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial liabilities:
Deposits	$202,924	$203,339	$175,933	$177,060
Federal Home Loan Bank advances	37,500	38,361	57,000	58,118
Junior subordinated debt securities	8,764	8,764	8,764	8,764
Accrued interest payable	96	96	204	204

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, federal funds sold, interest-bearing deposits in other banks and Federal Home Loan Bank stock: The carrying amount is a reasonable estimate of fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

Loans, net: For variable-rate loans that reprice frequently and fixed rate loans that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan losses. The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking, money market and savings accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for thrift certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates for alternative funding to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar debt instruments.

Junior subordinated debt securities: The carrying amount of junior subordinated debt securities approximates fair value because they reprice quarterly.

NOTE T – FAIR VALUE MEASUREMENT

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. Effective January 1, 2008 the Company adopted FASB ASC 820, which enhances the disclosures about financial instruments carried at fair value. The adoption of FASB ASC 820 did not have an impact on the Company’s financial condition or results of operations.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date, including during periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

In general, fair values are determined by:

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE T – FAIR VALUE MEASUREMENT (Continued)

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any market activity for the asset or liability.

Assets measured at fair value on a recurring basis consist of securities available-for-sale totaling $1,226,000 and $1,460,000 at December 31, 2009 and 2008, respectively, all of which are valued using level 2 inputs. The following method was used to estimate the fair value of securities available for sale.

Securities available-for-sale – The Company obtains fair value measurements from an independent pricing service. The fair value measurement considers observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions among other things.

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis include impaired loans of $5,469,000 at December 31, 2009, all of which utilized Level 2 inputs. There were no assets measured at fair value on a nonrecurring basis at December 31, 2008.

Impaired Loans and Foreclosed Real Estate – The fair value of impaired loans and foreclosed real estate estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with FASB ASC 820, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraisal value, the Company records the impaired loan or foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan or foreclosed asset as nonrecurring level 3.

NOTE U – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

A condensed balance sheet as of December 31, 2009 and 2008, and the related condensed statements of operations and cash flows for the years ended December 31, 2009 and 2008 for Circle Bancorp (parent company only) is presented as follows (in thousands):

Condensed Balance Sheets
December 31, 2009 and 2008

	2009	2008

Assets
Cash and due from banks	$696	$29
Investment in Circle Bank	19,908	19,016
Due from subsidiaries	52	20
Other assets	445	450

	$21,101	$19,515

Liabilities and shareholders’ equity
Junior subordinated debt securities	$8,764	$8,764
Accrued interest payable and other liabilities	271	228
Shareholders’ equity	12,066	10,523

	$21,101	$19,515

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE U – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Income
December 31, 2009 and 2008

	2009	2008

Income
Dividends from subsidiary	$1,185	$478
Other income	11	17
Total Income	1,196	495
Expenses
Interest expense	349	552
Other expense	430	238
Total Expenses	779	790
Income (loss) before equity in undistributed income of subsidiary and income taxes	417	(295)
Equity in undistributed income of subsidiary	869	1,721
Income tax benefit	316	318

Net Income	$1,602	$1,744

Preferred stock dividends	3

Net Income Available to Common Shareholders	$1,599	$1,744

Condensed Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008

Cash flows from operating activities:
Net income	$1,602	$1,744
Adjustments to reconcile net income to net cash used by operating activities:
Amortization	5
Equity in undistributed income of subsidiary	(869)	(1,721)
Dividends from subsidiary	(1,185)	(478)
Stock option and warrant expense	41	40
Change in other assets and other liabilities	16	53
Net cash used by operating activities	(390)	(362)

Cash flows from investing activities
Dividends received	1,185	478
Net cash provided by investing activities	1,185	478

Cash flows from financing activities:
Net proceeds from the issuance of prefered stock	551
Net proceeds from the exercise and repurchase of stock options	(21)
Cash dividends paid on common stock	(658)	(111)
Net cash used by financing activities	(128)	(111)

Net change in cash and cash equivalents	667	5
Cash and cash equivalents at beginning of year	29	24

Cash and cash equivalents at end of year	$696	$29

CIRCLE BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE V – SUBSEQUENT EVENTS

In February 2010, the Company purchased a note from a financial institution secured by a building and land in Novato, California for $1,575,000. The Company plans to foreclose on the property and then will demolish the existing building to construct the Company’s new headquarters.

In May 2010, the Board of Directors authorized a one for six reverse stock split for common stock, which became effective on May 24, 2010, and which was approved by the Company’s shareholders on May 20, 2010. The reverse stock split proportionally reduced the issued and outstanding shares of common stock of the Company without any change to the authorized shares or the “common stock” balance reported on the balance sheets. All shares and per share amounts of common stock disclosed in the financial statements have been adjusted to reflect the one for six reverse stock split assuming the reverse stock split occurred on January 1, 2008.

The Company is party to a claim arising in the ordinary course of business in August 2010. After taking into consideration information furnished by legal counsel as to the current status of the claim, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse effect on the financial position or results of operations of the Company.

Minimum 1,905,000 - Maximum 2,860,000 Shares of Common Stock by the Company
$10.50 per Share

Circle Bancorp

PROSPECTUS

Until [__], 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[__], 2010

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the offering. All amounts shown are estimates except for the SEC registration fee. Actual expenses may vary.

Expenses to be paid by the Company
Securities and Exchange Commission registration fee	$3,486
Blue Sky fees and expenses	4,500
Legal fees and expenses	150,000
Accounting fees and expenses	75,000
Transfer Agent’s fees and expenses	4,500
Printing and engraving expenses	30,000
Escrow Fees	9,500
Marketing	25,000
Miscellaneous	2,999
Total	$304,985

Item 14.	Indemnification of Directors and Officers.

Article Eight of the Company’s Articles of Incorporation provides that the Company shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. It also provides that the Company is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the Board of Directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued in the three years preceding the filing of this registration statement that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Equity Issuances

The Company issued 650 shares of 10% Series A Cumulative Perpetual Preferred Stock (preferred stock) with no par value at a purchase price of $1,000 per share during 2009, receiving net proceeds of $551,000. The Company issued an additional 2,870 shares of preferred stock during January through April 2010, receiving net proceeds of $2,839,000. The Preferred Stock was sold to accredited investors. The proceeds of the preferred stock were used to support continued operations of the Company and the Bank, with most of the proceeds being invested in the Bank to provide additional capital to support the Bank’s capital ratios and to support the Bank’s anticipated growth.

The securities described in paragraph (a) of this Item 15 were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, nor for sale in connection with, any distribution thereof.

(b)	Options Granted Under the Directors’ Non-Qualified Stock Option Plan

From the period beginning January 1, 2007 through September 30 , 2010, we have granted stock options to purchase an aggregate of 5,000 shares of our common stock with an exercise price of $6.35 per share to the directors of the Company pursuant to the Directors’ Non-Qualified Stock Option Plan. As of September 30 , 2010 options to purchase 20,947 shares of common stock are issued and outstanding. An aggregate of 12,577 shares of common stock have been issued upon the exercise of stock options for an aggregate consideration of $79,000 as of September 30 , 2010. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

The securities described in paragraph (b) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our directors in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

(c)	Options Granted Under the Employee Incentive Stock Option and Stock Appreciation Rights Plan

From the period beginning January 1, 2007 through September 30 , 2010, we have granted stock options to purchase an aggregate of 26, 174 shares of our common stock with exercise prices ranging from $7.72 to $10.38 per share, to the employees and officers of the Bank pursuant to the Employee Incentive Stock Option and Stock Appreciation Rights Plan. As of September 30 , 2010, options to purchase 52,785 shares of common stock are issued and outstanding. An aggregate of 52 3 shares of common stock have been issued upon the exercise of stock options for an aggregate consideration of $3,000 as of September 30 , 2010. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

The securities described in paragraph (c) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our officers and employees in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

(d)	Warrants Issued to Executive Officer

The Company issued 26,667 stock warrants at a stated value of $9.48 per share in November 2009, which allows the purchase of 26,667 shares of common stock at an exercise price of $9.48 per share. The warrants have a conversion feature, subject to approval of the Board of Directors, allowing the excess of the fair value of the warrants over the exercise price to be converted into a number of shares of common stock representing an equivalent fair value at the conversion date. The warrants have a ten year term.

The securities described in paragraph (d) of this Item 15 were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder. The recipient of such securities represented her intentions to acquire the securities for investment purposes only and not with a view to, nor for sale in connection with, any distribution thereof.

All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See Exhibit Index following the signature page.

(b)	Financial Statement Schedules

The following financial statement schedules, required by Regulation S-X, are filed as a part of this Registration Statement:

None

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novato, State of California, on this 8th day of December , 2010.

CIRCLE BANCORP

/s/ Kit M. Cole,
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

DATE	SIGNATURE	TITLE

December 8 , 2010	/s/ Kit M. Cole	Chairman of the Board and Chief Executive Officer
	Kit M. Cole	(Principal Executive Officer)

December 8 , 2010	/s/ Michael Moulton	Chief Financial Officer
	Michael Moulton	(Principal Accounting Officer)

/s/ Kimberly Kaselionis
December 8 , 2010	Kimberly Kaselionis	Director and Chief Operating Officer

/s/ Arthur R. Chatham
December 8 , 2010	Arthur R. Chatham	Director

/s/ Frank Doodha
December 8 , 2010	Frank Doodha	Director

/s/ Steven Ghirardo
December 8 , 2010	Steven Ghirardo	Director

/s/ Steven Leonard
December 8 , 2010	Steven Leonard	Director

EXHIBIT INDEX

Exhibit Number	Description
3.1.1 *	Articles of Incorporation of the Registrant.

3.1.2 *	Amendments to Articles of Incorporation of the Registrant.

3.2 *	Third Amended and Restated Bylaws of the Registrant.

3.3 *	Certificate of Determination of 10% Series A Cumulative Perpetual Preferred Stock.

4.1 *	Specimen of Common Stock Certificate.

4.2 *	Specimen of 10% Series A Cumulative Perpetual Preferred Stock Certificate.

4.3 *	Indenture dated as of June 26, 2003 for Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2033.

4.4 *	Certificate Evidencing Floating Rate Common Securities dated June 26, 2003.

4.5 *	Indenture dated as of December 23, 2003 for Floating Rate Junior Subordinated Debt Securities Due 2034.

4.6 *	Certificate Evidencing Floating Rate Common Securities dated December 23, 2003.

4.7 *	Common Stock Purchase Warrant.- Kit Cole

4.8	Form of Subscription Agreement

5.1	Opinion of Horgan, Rosen, Beckham & Coren, L.L.P.

10.1 +*	Employee Incentive Stock Option and Stock Appreciation Right Plan.

10.2 +*	Form of Incentive Stock Option and Stock Appreciation Right Agreement.

10.3 +*	Director’s Non-Qualified Stock Option Plan.

10.4 +*	Form of Directors’ Non-Qualified Stock Option Agreement.

10.5 +*	Offer of Employment Letter to Kit Cole, dated November 5, 2009.

10.6 +*	Executive Salary Continuation Plan Agreement, by and between Circle Bank and Kimberly Kaselionis, dated as of April 1, 2006.

10.7 +*	Project Management Services Agreement, by and between Circle Bank and Arthur Chatham, dated as of May 20, 2010.

10.8 +*	Consulting Services Agreement, by and between Circle Bank and Arthur Chatham, dated as of July 22, 2010.

10.9 +*	Project Management Services Agreement, by and between Circle Bank and Arthur Chatham, dated as of June 20, 2010.

10.10 +*	Consultation Fee Agreement, by and between Circle Bank and Steven Leonard, dated December 9, 2009.

10.11 *
Standard Multi-Tenant Office Lease by and between 19 Old Courthouse Square – Zach Berkowitz and Circle Bank dated as of May 25, 2006, relating to the branch at 19 Old Courthouse Square, Santa Rosa, California.

10.12 *	Lease Agreement, by and between Circle Bank and First States Investors 2208, LLC, dated as of June 15, 2004, relating to the branch office at 1200 Fifth Avenue, San Rafael, California.

10.13 *	Standard Industrial/Commercial Multi-Tenant Lease, by and between Circle Bank and Harold Parker

Properties, L.P., dated as of June 1, 2003, relating to the branch office at 1400 Grant Avenue, Novato, California.

10.14 *	Lease Agreement, by and between Circle Bank and Downtown River Associates, dated as of July 7, 2004, relating to the branch office at 35 E. Washington Blvd., Petaluma, California.

10.15 *	Lease, by and between Circle Bank and Noe Valley LLC, dated as of June 30, 2009, relating to 3936 & 3938 24th Street, San Francisco, California.

10.16 *	Sublease Agreement, by and between Circle Bank and Citibank (West), FSB, dated as of June 1, 2006, relating to the administrative office at 290 B Street, Suite 200, Santa Rosa, California.

10.17	Retail Lease, by and between Circle Bank and 770 Tamalpais Drive, Inc., dated as of May 20, 2010, relating to the branch office at 303 Corte Madera Town Center, Corte Madera, California.

10.18 *	Commercial Lease and Deposit Receipt, by and between Circle Bank and Fonseca Investments, dated as of July 1, 2010, relating to the administrative office at 1450 Grant Avenue, Novato, California.

10.19 +	Employment Agreement, dated October 15, 2010, by and between the Company and Kit M. Cole

10.20	Pacific Coast Bankers’ Bank Impound Account Agreement

21.1 *	Subsidiaries of the Registrant.

23.1	Consent of Richardson & Company.

23.2	Consent of Horgan, Rosen, Beckham & Coren, L.L.P. (included in Exhibit 5.1)

24.1 *	Power of Attorney (included on signature page)

+	Indicates a management contract or compensatory plan or arrangement.
*	Filed previously.